4/7

05005747

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Lung Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

FILE NO. 82- 1439 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 2/15/05

The Sky is our limit…

82-1439

6-30-04
AR/S



恒隆集團
HANG LUNG GROUP

年報 Annual Report 03/04



恒隆廣場位於上海歷史悠久之浦西區之南京西路。該優質項目現包括樓高六十六層之第一幢甲級辦公室大樓，下設五層高級購物商場。恒隆廣場現為浦西之最高大廈，其建築極具特色。

Located at Nan Jing Xi Lu in the historic Puxi district of Shanghai, this prestigious shopping area includes Office Tower 1 which provides 66 storeys of Grade A office space located over a 5-storey superior retail podium. Plaza 66 is currently the tallest building in Puxi and boasts remarkable architectural features.



從今天起……我們繼續邁向高峰

from now on, no dream will be too tall... we will always aspire to new heights



恒隆集團擁有清晰的目標和抱負。我們矢志在市場內發展各類優質物業，並預先為市況的任何轉變作出未雨綢繆。作為一個有責任感之企業，定必以香港及社會的整體利益為重。

At Hang Lung Group, we know where we want to go and what we want to be. Our aim is to develop quality property across the spectrum of our market place, have contingencies in place ready for any change in market conditions and to act as a responsible corporate citizen with the interests of Hong Kong and its community at heart.

請開啟 OPEN▶

恒隆集團有限公司
Hang Lung Group Limited

目錄 CONTENTS

公司簡介
Corporate Profile

恒隆集團有限公司

恒隆集團有限公司於過去四十多年來穩居香港物業發展市場之翹楚地位。本集團在香港特別行政區發展之物業項目眾多，成績斐然。自一九九二年起積極拓展中國市場，並以上海為基地。本集團於九十年代作出之策略性土地購置決定以及因而建立之土地儲備，令本集團於今天相對波動之物業市道中處於較安穩之地位。

本集團之物業發展新項目均由恒隆地產有限公司持有。恒隆地產乃恒隆集團旗下之公眾上市附屬公司，擁有龐大之投資物業組合，包括商場及商舖、寫字樓、住宅／寓所、工業／寫字樓，以及停車場物業。

HANG LUNG GROUP LIMITED

Hang Lung Group Limited has been a leader in Hong Kong's property development market for over 40 years. The Group is responsible for a growing list of successful developments throughout the Hong Kong SAR, and is active in China where its business has been concentrated in Shanghai since 1992. Its strategic land purchase decisions made in the 1990s and its resultant land bank combine to place it in a comfortable position in today's relatively volatile property market.

The Group's new property development interests are now held by Hang Lung Properties Limited, a publicly listed subsidiary which also holds a substantial portfolio of commercial and retail, office, residential/apartment, industrial/office and car park properties.

恒隆地產
HANG LUNG PROPERTIES

恒隆集團
HANG LUNG GROUP

於二零零二年，恒隆把持有酒店投資業務之另一公眾上市公司格蘭酒店集團有限公司售予恒隆地產。其A股及B股股份在香港聯合交易所有限公司之上市地位已於二零零三年二月二十五日撤銷。此項重組之主要目的乃把兩項物業分別改作服務式寓所及寫字樓／商場物業。

Hang Lung's hotel investments which were held by Grand Hotel Holdings Limited, a publicly listed company, were sold to Hang Lung Properties in 2002. The listing of their A and B Shares on The Stock Exchange of Hong Kong Limited has been withdrawn with effect from 25 February 2003. The main objective of this reorganisation is to convert the two properties into serviced apartments and an office/commercial building respectively.

董事

陳啟宗 *(主席)*
殷尚賢* *(副主席)*
袁偉良 *(董事總經理)*
陳樂宗#
陳樂怡*
鄭漢鈞* 金紫荊星章、OBE、太平紳士
何世良 *(執行董事)*
葉錫安* 太平紳士
廖約克* 太平紳士
吳士元 *(執行董事)*

非執行董事
* 獨立非執行董事

Directors

Ronnie C. Chan *(Chairman)*
S.S. Yin* *(Vice Chairman)*
Nelson W.L. Yuen *(Managing Director)*
Gerald L. Chan#
Laura L.Y. Chen*
H.K. Cheng*, GBS, OBE, JP
Wilfred S.L. Ho *(Executive Director)*
Simon S.O. Ip*, JP
York Liao*, JP
Terry S.Y. Ng *(Executive Director)*

Non-Executive Director
* Independent Non-Executive Director

審核委員會

葉錫安 太平紳士 *(主席)*
陳樂怡
鄭漢鈞 金紫荊星章、OBE、太平紳士
廖約克 太平紳士

Audit Committee

Simon S.O. Ip, JP *(Chairman)*
Laura L.Y. Chen
H.K. Cheng, GBS, OBE, JP
York Liao, JP

提名及薪酬委員會

鄭漢鈞 金紫荊星章、OBE、太平紳士 *(主席)*
陳樂怡
葉錫安 太平紳士
廖約克 太平紳士

Nomination and Remuneration Committee

H.K. Cheng, GBS, OBE, JP *(Chairman)*
Laura L.Y. Chen
Simon S.O. Ip, JP
York Liao, JP

授權代表

吳士元
程式榮

Authorised Representatives

Terry S.Y. Ng
Robin S.W. Ching

公司秘書

程式榮

Company Secretary

Robin S.W. Ching

註冊辦事處

香港中環德輔道中四號
渣打銀行大廈二十八樓
電話：2879 0111
傳真：2868 6086

Registered Office

28th Floor, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel : 2879 0111
Fax : 2868 6086

互聯網網址

網址：http://www.hanglung.com
電郵地址：HLGroup@hanglung.com

Internet Address

Website : http://www.hanglung.com
Email address : HLGroup@hanglung.com

核數師

畢馬威會計師事務所
執業會計師

Auditors

KPMG
Certified Public Accountants

財務摘要
Financial Briefs

盈利及股息
Earnings and Dividends

截至六月三十日止年度
for the year ended 30 June



(百萬元 $Million)
■ 股息 Dividends
□ 盈利 Earnings
3,000
2,500
2,000
1,500
1,000
500
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
總資產(附註4)	Total assets (Note 4)	51,922	46,416
投資物業	Investment properties	32,097	28,658
待售物業	Properties for sale		
- 已建成	- Completed	7,078	542
- 發展中	- Under development	5,018	10,914
現金及銀行存款	Cash and deposits with banks	1,959	1,684
總負債(附註1及4)	Total liabilities (Notes 1&4)	16,716	17,185
銀行貸款及透支(附註4)	Bank loans and overdrafts (Note 4)	11,319	9,759
可換股債券	Convertible bonds	-	3,414
股東權益/資產淨值(附註1)	Shareholders' funds /Net assets (Note 1)	19,154	16,888
營業額	Turnover	5,449	3,421
股東應佔純利(附註1)	Net profit attributable to shareholders (Note 1)	987	387
股息	Dividends	637	584
每股資料	Per share data		
盈利 - 基本(附註1)	Earnings - Basic (Note 1)	74.4¢	29.2¢
- 攤薄(附註1)	- Diluted (Note 1)	74.2¢	29.2¢
股息 - 中期	Dividends - Interim	12¢	12¢
- 末期	- Final	36¢	32¢
- 全年	- Total for the year	48¢	44¢
資產淨值(附註1及3)	Net assets (Notes 1&3)	$14.4	$12.7
負債率(附註2)	Gearing ratio (Note 2)	23%	31%
派息比率(附註1)	Pay-out ratio (Note 1)	65%	151%
已發行股數(百萬)	Number of shares outstanding (in million)	1,328	1,325

附註 Notes

1. 為符合會計實務準則第十二號"所得稅"(經修訂)之規定，二零零三年之有關數字已作出調整。二零零二年及以前之年度並未重列。
Figures for 2003 have been restated to conform with Statement of Standard Accounting Practice 12 "Income taxes" (revised). For year 2002 and before, no restatements are made.

2. 負債率為淨債項與股權加淨債項之比較。淨債項指銀行貸款及透支、可換股債券、浮息票據及融資租約承擔，減現金及銀行存款。股權則包括股東權益及少數股東權益。
Gearing ratio represents net debt over equity plus net debt. Net debt represents bank loans and overdrafts, convertible bonds, floating rate notes and finance lease obligations, less cash and deposits with banks. Equity comprises shareholders' funds and minority interests.

股東權益及淨債項
Shareholders' Funds and Net Debt

於六月三十日
at 30 June



(百萬元 $Million)
股東權益 Shareholders' Funds
淨債項 Net Debt
30,000
25,000
20,000
15,000
10,000
5,000
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

負債率
Gearing Ratio

於六月三十日
at 30 June



(%)
35
30
25
20
15
10
5
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

2002 百萬元 $Million	2001 百萬元 $Million	2000 百萬元 $Million	1999 百萬元 $Million	1998 百萬元 $Million	1997 百萬元 $Million	1996 百萬元 $Million	1995 百萬元 $Million
48,921	50,234	49,568	45,806	46,017	56,575	52,008	49,132
28,461	28,530	26,577	22,955	26,780	37,089	32,544	32,190
284	359	2,700	431	640	192	2,049	1,058
9,688	8,407	4,562	4,790	1,939	5,047	5,928	8,387
3,673	4,187	5,333	6,014	5,313	5,720	4,621	1,587
16,540	16,101	14,842	12,630	9,493	8,914	11,923	11,038
9,473	12,320	9,456	9,212	5,880	4,865	8,732	7,917
3,390	-	-	-	-	-	-	-
18,160	19,146	19,828	19,009	20,934	26,745	23,321	21,910
3,254	5,579	2,428	2,898	5,230	7,359	6,939	5,147
692	745	873	1,265	1,029	2,520	2,275	2,160
582	582	695	505	411	1,000	937	962
52.3¢	56.3¢	65.7¢	95.2¢	77.1¢	187¢	168.8¢	165.1¢
52.2¢	56.2¢	-	-	-	177.1¢	160.9¢	160.7¢
12¢	12¢	12¢	14¢	26¢	26¢	24.5¢	23.5¢
32¢	32¢	40.5¢	24¢	5¢	48.5¢	45¢	44¢
44¢	44¢	52.5¢	38¢	31¢	74.5¢	69.5¢	67.5¢
$13.7	$14.5	$15.0	$14.3	$15.8	$19.9	$17.3	$16.3
25%	22%	14%	11%	4%	N/A	11%	16%
84%	78%	80%	40%	40%	40%	41%	41%
1,324	1,322	1,325	1,329	1,329	1,343	1,348	1,348

3. 根據於結算日之資產淨值除已發行股數。
Based on net assets divided by number of shares outstanding on the balance sheet date.

4. 於二零零四年及二零零三年，銀行貸款及透支已扣除未攤銷之財務費用。
Bank loans and overdrafts have been net off unamortised front end fees for 2004 and 2003.





力臻完美

A Feeling of Achievement

每個匠心獨運的傑作，都有賴無限創意及優秀策劃來完成，兩者相輔相成。

A masterpiece that begins with a concept and accomplishes in a development of quality and stature.



陳啟宗先生，集團主席（右二）
Mr Ronnie Chichung Chan, *Chairman (second right)*

袁偉良先生，董事總經理（左二）
Mr Nelson Wai Leung Yuen, *Managing Director (second left)*

何世良先生，執行董事（左）
Mr Wilfred Sai Leung Ho, *Executive Director (left)*

吳士元先生，執行董事（右）
Mr Terry Sze Yuen Ng, *Executive Director (right)*

致各股東

業績及股息

截至二零零四年六月三十日止財政年度之營業額為五十四億四千九百三十萬元，上升百分之五十九點三。股東應佔純利為九億八千六百六十萬元，每股盈利為七角四點四仙，兩者均較去年度增加百分之一百五十四點八。

董事局建議派發末期股息每股三角六仙，較去年度上升百分之十二點五。如獲股東通過，全年度每股股息總額將為四角八仙，較去年度增加百分之九點一。

業務回顧

六個月前，本人曾寫下結語：「本公司正踏入收成期，應可於本財政年度結束前獲首簇成果。」如今此已成為事實。本公司擁有大部份權益之附屬公司 - 恒隆地產有限公司(恒隆地產)，掌握了豪宅市道之強勁飆升時機，售出君臨天下一百八十一個單位，並獲利甚豐。由於該物業尚有九百四十一個單位尚未出售，故其最終帶來之利潤總額，有可能成為本集團歷來任何單一項目之冠。

截至六月三十日止財政年度之最後兩個月內，樓價稍為回軟。縱然如此，過去十二個月之整體住宅價格已上升超過兩成，其中豪宅價格之升幅更為可觀，取得逾四成即前者兩倍之增長。基於本集團之銷售物業組合中，約有八成樓面面積可列為豪宅，故本集團處於可從中受惠之優越位置。本集團各項銷售物業之土地成本均低於鄰近項目，而地點及地形亦往往較為優勝，兼且，該等鄰近項目之發展商，大多在過去兩年市道欠佳時售出縱非全部亦屬大部份之單位，故本集團面對之競爭較小。

政府近期之措施亦有幫助。《業主與租客(綜合)條例》之放寬，以及樓宇按揭上限由七成增至九成半，無疑可進一步推動置業意慾，此等效益將於來年可見。最近之政府土地拍賣亦顯示，發展商現已遠較過往進取。

TO OUR SHAREHOLDERS

RESULTS & DIVIDENDS

For the fiscal year ended 30 June 2004, turnover rose 59.3% to $5,449.3 million. Net profit attributable to shareholders was $986.6 million, and earnings per share 74.4 cents, both representing an increase of 154.8% over a year ago.

Your Board recommends a final dividend of 36 cents per share, or a rise of 12.5% above last year. If accepted by shareholders, total dividends for the year will be 48 cents per share which is a growth of 9.1% from the year before.

BUSINESS REVIEW

Six months ago, I wrote of "entering a harvesting phase the firstfruits of which should be seen before the fiscal year is over". That has now come to pass. Our majority owned subsidiary Hang Lung Properties (HLP) took advantage of a strong rally in luxury apartments and sold 181 units of The HarbourSide to great profit. Since 941 units remain unsold, total profit ultimately achieved may become the highest of any single project in the Group's history.

In the last two months of the fiscal year ending June 30, property prices moderated somewhat. That notwithstanding, overall residential prices rose more than 20% for the previous twelve months. The gains for luxury apartments are even more spectacular—doubling that percentage to over 40%. With some 80% of our sales portfolio by floor area being in that category, we are well positioned to benefit therefrom. Our land costs are invariably cheaper than those of our neighbours', and our sites are always better located and superbly shaped. Moreover, more often than not our fellow developers have sold most if not all of their units in the previous two years during weak market conditions, thus leaving us with less competition.

Government measures of late have been helpful. The relaxation of the Landlord and Tenant (Consolidation) Ordinance and of the 70% mortgage ceiling to 95% will no doubt further encourage property ownership. Their effects will be felt in the coming year. Recent government land auctions have also shown that developers are much more aggressive than before.

經過多年萎靡不振後，物業租賃市場終於出現可觀之活力。在久被遏抑之本地消費需求及內地旅客帶動下，商舖成為首類復甦之租賃物業。地點適中之寫字樓物業亦有良好表現，但搶去了地點較次之寫字樓物業之租戶。工業及工業／寫字樓物業對本集團之重要性較小，惟其租賃情況亦屬良佳。

After many years in the doldrums, the rental market has finally seen some serious movement. Retail was the first to recover due to pent-up local consumer demand as well as mainland tourists. Centrally located offices did well but had taken tenants from secondary locations. Industrial and industrial/office buildings which are of less significance to us have nevertheless leased well.

在此背景下，本集團主要透過恒隆地產持有之香港租賃物業組合經已扭轉頹勢，其租金總額錄得溫和增長，並可望穩步上升。

Given this background, our Hong Kong rental portfolio held mainly by HLP has reversed the downward trend. Total rents received have grown marginally and are expected to slowly rise.

本集團之上海物業再次錄得星光熠熠之表現，但因去年已完成首輪新租約之續訂，故其增長料會放緩。然而，其租金可望於下財政年度(二零零五至二零零六年度)重拾升軌，本人將於下文論述原因。

Our Shanghai properties have once again been the star performer. Growth rate, however, is expected to slow since the first round of lease renewals already took place last year. Rents are expected to pick up next fiscal year (2005-2006) as I will discuss later.

兩項特別發展必須予以匯報。首項為持有上海港匯廣場之合營公司，已於二零零三年五月把該物業興建中之兩幢辦公室大樓其中一幢售予一名前股東。除支付現金外，該名將離開之股東在合營公司之所有股份，將由其餘股東按持股比例瓜分。因此，本集團在該項目之整體權益，已由百分之四十七點三增至百分之六十六點三，此對本集團經常性收益之增長及資本增值均有裨益，誠屬可喜可賀之事。

Two exceptional developments must be reported. First, in May 2003, the joint venture company which owned The Grand Gateway in Shanghai sold one of the two office blocks being built to a former shareholder. Besides cash payments, the departing shareholder will yield all its shares in the joint venture company to the remaining shareholders in proportion to their shareholdings. As a result, our interest in the entire project has increased from 47.3% to 66.3%. This should be highly desirable both in terms of gains in recurrent income as well as in capital value.

於財政年度結算後，本集團與本港另一家大型發展商信和置業之訴訟，獲法院裁定本集團勝訴。該項訴訟涉及本集團建於油柑頭並於一九九六年十二月售予信和之一幢酒店物業之買賣。信和可在十月初限期前決定是否上訴，倘本集團在高院仍然勝訴(此乃本集團之預期)，法官將裁定本集團應獲得之賠償金額。經過長達六年之法律爭拗後，此項迄今所得之好消息誠屬佳音。從營商角度來看，管理層於正確時間作出正確的沽售決定，其後並證明當時乃大市見頂之時。此為說明吾等營商之道之另一例子 - 準確判斷市場及按此行事。

After financial year-end, our lawsuit against Sino Land, another major local developer, has been adjudicated in our favor. The case related to the sale of a hotel in Yau Kom Tau which we built and sold to Sino in December 1996. The other side has until early October to decide whether to appeal. If we still prevail at the higher court (which is expected), the amount of damages to be paid to us will then be determined by the judge. After six long years of legal wrangling, the good news so far is certainly welcome. From a business prospective, management made the right decision to sell at the right time at what later proved to be the height of the market. This is yet another example of how we conduct our business—by reading the market correctly and acting accordingly.

展望

本集團過去約十年在香港之表現良佳，不僅成功渡過本港歷來所見之最大熊市，並更青出於藍。期內，本集團透過恒隆地產審慎購置土地，可帶來勝於任何大型地產發展商之最佳邊際利潤。為令邊際利潤更為豐厚，本集團採取與大部份發展商迥異之策，於過去兩年大市正

PROSPECT

The Group has performed well in Hong Kong in the past decade or so. We have come through the biggest bear market our city has seen with flying colors. During that period, through HLP we have bought land prudently which should result in the best profit margin of any major real estate developer. To make the margin even richer, unlike most of our fellow developers, we have in the past two years withheld from

見底時拒絕出售近乎落成之樓宅，如今樓價穩步回升之際，本集團則開始沽售。

在中國內地，本集團亦有極為出色之表現。吾等之策略乃專注於內地唯一最佳之商業城市上海，並在當地之黃金地段發展最具規模及最優質之物業，此項策略帶來可觀之回報。吾等學懂了如何與政府官員和部門打交道，並同時保持我們一貫的高商業操守，而當外資商家(包括香港發展商)在表面上無限商機之國土損失慘重之故事流傳之際，吾等則默默從容地取得豐厚利潤。

土地儲備方面，本集團透過恒隆地產在香港仍持有約四十萬平方米之優質住宅樓面，將於未來三年進行銷售。恒隆地產尚持有四萬平方米之頂級樓房住宅，全部均位於港島及可供銷售。部份項目例如藍塘道物業現正施工，而部份項目例如淺水灣之濱景園則可供翻新或重建，其他項目例如御峰經已落成。倘市道進一步改善，來自該等項目之潛在利潤並非微不足道。

上海方面，本集團兩項甚為成功之項目現正增建合共約二十五萬平方米之樓面。待港匯廣場之辦公室大樓和服務式寓所大樓於二零零五年落成、其第二幢住宅大樓於二零零六年落成、以及恒隆廣場之第二幢辦公室大樓(本集團與恒隆地產共同持有)亦於二零零六年落成後，彼等所帶來之租金收入將進一步惠及本集團之溢利。此項利好影響將於二零零五至二零零六年度首現，並於二零零七至二零零八年度達至高峰。

所有上述分析帶出一個問題: 本集團如何為四年後作出部署？倘本集團在未來一、兩年內，以合理價格成功地在香港購入土地，此將為可喜之事。然而，這並無必勝之把握，本人擔心競爭對手會把地價推高至超逾本集團願意支付之價格水平，故管理層於一年多前已開始執行計劃，以求顯著加大本集團在中國內地之投資。本集團現已界定約三十個內地主要城市為目標，並希望能進行七個至八個大型項目，理想數目則為九個或十個大型項目。本集團對發展大型住宅不感興趣，原因乃本集團難與當地發展商競爭，吾等擬另謀發展高檔住宅，並特別有意發展包括商場和寫字樓之高檔商業項目。此乃一項新策略性方向，對本集團今後之發展面貌將有深遠影響。中港兩地將同為本集團未來之依歸。

selling almost-completed apartments as the market was bottoming. Now that prices are recovering nicely, we are beginning to sell.

In the mainland of China, we have also done superbly. Our strategy to focus on only the best commercial city—Shanghai—and to build the biggest and highest quality products at premium locations, has paid off handsomely. We have learned to deal with government officials and departments while maintaining our usual high business ethics. Whereas we often hear of horror stories of how overseas businessmen (including Hong Kong developers) lost money in that land of apparently unlimited opportunities, we have quietly made good profits.

Land bank wise, in Hong Kong we still have about 400,000 square meters of prime residential space held through HLP which will be for sale over the coming three years. HLP has another 40,000 square meters or so of top of the line apartments and town houses, all on Hong Kong Island, which can be sold. Some of these are being constructed like on Blue Pool Road, while certain older properties can be refurbished or redeveloped such as Burnside Estate in Repulse Bay. Others like The Summit are already completed. If the market were to improve further, the potential profit from these projects are not inconsequential.

In Shanghai, we are constructing approximately 250,000 square meters as part of our two existing highly successful projects. Once completed—the office tower and the service apartment block at The Grand Gateway in 2005, plus the second residential building of the same development in 2006, as well as the second office tower at Plaza 66 (which we jointly own with HLP), also in 2006—rents received therefrom will further boost profit. The first effects will be felt in 2005-2006 and will reach full force by 2007-2008.

All these beg the question: what will we do four years hence? If the Group succeeds in buying land in Hong Kong at reasonable prices within the next year or two, that will be good. However, there is no certainty of success. I fear that our competitors may bid up prices beyond what we are willing to pay. This is why well over a year ago, management has started to execute a plan to greatly expand our presence in the mainland of China. About 30 major cities were identified with the hope to do seven or eight and preferably nine or ten sizeable projects. Mass residential will not be of interest to us for we cannot compete with local developers. We will instead do high-end residential and particularly commercial buildings, both retail and offices. This represents a new strategic direction which will have long lasting effects on the shape of the Group going forward. Our future is as much in the mainland as in Hong Kong.

惟本集團仍會以香港作為基地。當察覺香港出現良機時，本集團會透過恒隆地產在香港購置土地及投資物業，而本集團亦會加強現有之香港投資物業組合。整體而言，本集團對香港短至中期之經濟去向頗感安心。於一九九七年後之年代，政治噪音與日俱增，但最低限度截至現時為止，本人並不察覺其對商界有所影響，兩者似乎互不相干。最少在可見之將來，當社會步入更多元化之模式時，商業活動應可如常進行。

然而，中國內地之發展正對香港帶來與日俱增之影響，這包括正面和負面影響，但以前者佔大部份。此乃無可避免之事，中國內地人口達十三億人，幾為香港人口之二百倍；其國民生產總值為香港之八倍或九倍，並正以遠高於香港之速度增長。事實上，在人類歷史中，從未見如此眾多人於這麼短之時間內，可就其經濟生產力作出如此可觀之躍進，而這帶來了人均收入之大幅增長，令本集團安心在中國內地廣泛增加投資。

所有這些發展對香港均為好消息。儘管部份內地城市例如上海和北京，由於其經濟基礎遠遠較低，故無可避免地將快速追近香港，但香港仍有很多獨特優勢；香港能否掌握此等優勢以延續其經濟增長，將取決於香港本身和內地。倘政治角力不休以至盡失方寸，有可能會開始損害香港之營商環境。香港市民必須明白，世界不會停下來等候香港解決自身的政治問題，商家可選擇其他地方作為營商棲身之所，其考慮之大前題乃何處是利之所在。倘香港經濟一蹶不振，較難擇木而棲之勞動階層將成為最大受害者；能否製造就業乃任何社會之興亡關鍵，而唯有興旺之商業環境才能確保就業。

確確實實，北京中央政府正在多方面為香港施加援手，例如與香港訂立「更緊密經貿關係的安排」(「內地與香港關於建立更緊密經貿關係的安排」)及容許內地居民以個人身份來港旅遊等。然而，所有港人均應明白，外部之援助有力不能逮之時，香港最終必須自行盡責，竭力保持其社會安定及經濟繁榮。

主席
陳啟宗
香港，二零零四年九月八日

That said, our base remains here. We will buy land as well as investment properties in Hong Kong (through HLP of course) as we see opportunities. We will also strengthen our existing investment portfolio. Overall, we are quite comfortable about the near to medium term economic future of our city. In the post-1997 era, politics is getting noisier by the day, but at least for now, I do not see it affecting business. So far, there is apparently a disconnect between the two. As society gradually moves towards more plurality, commercial activities should be able to go on as usual, at least in the foreseeable future.

Developments inside the mainland of China will, however, increasingly impact Hong Kong—both positively and negatively, but mostly the former. This is unavoidable when their population of 1.3 billion is almost 200 times that of ours. Their GDP is eight or nine times our size and is growing a lot faster. Indeed, mankind has never seen so many people improve their economic output by so much in so short a time. This translates to a huge rise in per capita income which underpins our comfort to increase investments there and here.

All that is good news to us. Whereas it is inevitable that some mainland cities like Shanghai and Beijing will quickly gain on us given their much lower economic base, Hong Kong still has tremendous advantages of our own. Whether we will capitalize on them to prolong our economic growth will depend on ourselves as much as on the mainland. It is possible that if unabated, politics can get out of hand and begin to hurt the business environment. Our fellow citizens must understand that the world will not stop and wait for us to sort out our political problems. Businessmen have choices where they do business and make their home, and in any event will go where the profit is. The working class who are not as mobile will suffer the most if our economy stagnates. Job creation is critical to any society and only a vibrant commercial environment can guarantee that.

Yes, the central government in Beijing is helping in many ways, such as granting us CEPA (Closer Economic Partnership Arrangement) and allowing individual tourists to visit our city. However, we should all understand that external assistance can only go so far. Ultimately, Hong Kong must do its part to keep our society stable and our economy strong.

Ronnie C. Chan
Chairman
Hong Kong, 8 September 2004





獨具慧眼

From Vision to Reality

恒隆廣場之落成標誌着一個優質年代的誕生。

Plaza 66 represents a legacy of quality.



概覽

於剛過去之財政年度，本集團各項業務均有高水準表現。香港方面，隨著物業市場回復信心，集團之整體業績亦更上一層樓。旗下新項目例如君臨天下之銷售計劃，均獲得市場之踴躍反應。而截至本報告日，集團其他兩項住宅物業—名逸居和名賢居，其所餘之單位亦已近乎售罄。君臨天下之成功，特別反映了集團基本策略之得當 - 不以高昂價格購置土地、選擇優越地點發展項目、並採用優質設計。同時，集團不斷監察市道，確保於有信心取得高投資回報時，方會展開物業銷售計劃。再者，沙士平息後香港市面回復生氣，加上大量內地旅客來港，令香港之商舖物業顯著受惠。另位於九龍之新啓業項目雅蘭中心，亦有助增加集團財政年度下半年之業績。

集團之兩項上海物業均持續表現強勁，而集團在港匯廣場所增持之股東權益，更加添集團之收益。

此外，恒隆地產有限公司之可換股債券及可換股優先股股份獲轉換為股份，因被視為集團出售其附屬公司股份而獲得盈利港幣一億七千萬元，亦增加了本年度之溢利增長。

基於上述各項原因，股東應佔純利由港幣三億八千七百萬元上升百分之一百五十五至港幣九億八千七百萬元。董事局建議派發末期股息每股三角六仙，較上年度增加百分之十二點五。全年度股息為四角八仙，較上年度增加百分之九。

OVERVIEW

The past financial year has resulted in a high level of performance across all sectors of the Group's business. In Hong Kong overall results were boosted by a return of confidence in the property market. This resulted in a strong response to the marketing campaigns for new developments such as The HarbourSide. In addition, almost all of the remaining units of the Group's other two residential projects, New Haven and Napa Valley, have been sold to date. In particular, the success of The HarbourSide reflects our underlying strategy of not paying excessively high prices for land, building in prime locations and applying quality design. At the same time, we are constantly monitoring market conditions to ensure that we start our sales campaigns only when we are confident that we can obtain high rates of return on our investments. Moreover, Hong Kong's retail space clearly benefited from the post-SARS business recovery and the influx of tourists from Mainland China. The opening of Grand Tower development in Kowloon also bolstered figures in the second half of the financial year.

Our two Shanghai properties continued their strong performance and provided additional income from our increased stakeholder interest in The Grand Gateway.

A gain on deemed disposal of the Group's subsidiary shares of HK$170 million, arising from the conversion of convertible bonds and convertible preference shares of Hang Lung Properties Limited, also contributed to the year's profit rise.

As a result, net profit attributable to shareholders increased 155% from HK$387 million to HK$987 million. The Directors propose a final dividend of 36 cents per share, which is 12.5% above last year. The total dividend for the year is 48 cents, 9% above last year.

可供發展之土地儲備
Development Land Bank

於二零零四年六月三十日
at 30 June 2004


88%
12%

■ 住宅 Residential
□ 商舖 Commercial

營業額分析
Analysis of Turnover

截至六月三十日止年度
for the year ended 30 June


(百萬元 $Million)
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004

■ 物業銷售 Property sales □ 其他業務 Other operations
□ 物業租賃 Property leasing

集團表現 GROUP PERFORMANCE

		2004 百萬元 $Million	2003 百萬元 $Million	變動 Change 百萬元 $Million	百分率 %
營業額	**Turnover**				
物業銷售	Property Sales	**3,113.6**	1,064.3	+2,049.3	+193
物業租賃	Property Leasing	**2,322.1**	2,239.1	+83.0	+4
其他業務	Other Operations	**13.6**	118.0	-104.4	-88
		5,449.3	3,421.4	+2,027.9	+59
除稅前溢利	**Profit before Taxation**				
物業銷售	Property Sales	**1,044.7**	(33.1)	+1,077.8	N/A
物業租賃	Property Leasing	**1,634.0**	1,602.4	+31.6	+2
其他業務	Other Operations	**(25.3)**	55.5	-80.8	N/A
		2,653.4	1,624.8	+1,028.6	+63
其他收入	Other Income	**317.9**	45.0	+272.9	+606
行政費用	Administrative Expenses	**(181.7)**	(127.9)	-53.8	+42
財務費用	Finance Costs	**(235.4)**	(343.6)	+108.2	-31
應佔合營公司業績	Share of Results of Jointly Controlled Entities	**(6.6)**	(44.9)	+38.3	-85
		2,547.6	1,153.4	+1,394.2	+121
股東應佔純利	**Net Profit attributable to Shareholders**	**986.6**	387.2	+599.4	+155

集團繼續秉持在各個年度大致均勻地派發股息之政策。這個「攤分」方式，可避免股息與年度溢利掛鈎，後者有可能因物業銷售之時間而出現波動。有關方式令本公司近年來持續成為股息率最高之香港主要地產公司。

We are continuing a policy to spread out more-or-less evenly the payment of dividends from year to year. This "smoothing out" process avoids the pegging of dividend to annual profit which might fluctuate due to timing of property sales. In recent years, this process has enabled the company to consistently achieve the highest dividend yield among Hong Kong's major property companies.

於一九九六年十二月，本集團與一買家訂立一項協議，出售本集團之物業汀蘭居。此協議之完成日期規定為一九九八年六月三十日。但於一九九八年六月三十日，該買家卻終止此協議，並指稱本集團違反此協議，更向本集團追討訂金港幣三億二千一百萬元及賠償。因此，本集團就該買家違反協議而提出反訴訟。於二零零四年八月二日，法院就此訴訟裁定本集團勝訴。法院將於隨後舉行之聆訊中，決定本集團應獲得之賠償及訟費金額。

In December 1996, the Group entered into an agreement with a purchaser to sell its property, The Bay Bridge. The date of completion was provided to be 30 June 1998. However, the purchaser terminated the agreement on 30 June 1998 and claimed against the Group for return of the deposit of HK$321 million and for damages. The Group, in return, counterclaimed against the purchaser for breach of the agreement. On 2 August 2004, the Court ruled in favour of the Group in this litigation. The Court, in subsequent hearings, will determine the level of damages and legal costs to be awarded to the Group.

物業發展及銷售

PROPERTY DEVELOPMENT AND SALES

香港

HONG KONG

本財政年度內，集團四項優質住宅新項目有三項落成。當中，君臨天下之單位推出市場時反應踴躍，買家認為物有所值，興趣極為濃厚。餘下之新項目浪澄灣施工進度理想，可望於二零零五年完工。此外，集團之名逸居及名賢居兩項住宅物業亦已近乎售罄。

The Group has completed three of its four new prime residential projects during this financial year. The HarbourSide units, when released to the market, achieved a remarkable buyer response in terms of both price and interest levels. The development of The Long Beach is progressing well and will be completed in 2005. New Haven and Napa Valley, the Group's two residential developments, are almost fully sold.

君臨天下



The HarbourSide

君逸山



Carmel-on-the-Hill

君臨天下

君臨天下位於機場鐵路九龍站上蓋，包括三幢樓高八十層之豪宅大廈，下設五層停車場。該項目已於二零零三年七月獲發入伙紙，提供一千一百二十二個住宅單位，其中包括二十四個相連單位及三十六個複式單位，每個單位之面積介乎九十六平方米至二百七十二平方米，部份單位設有露台。

該項目於二零零四年首季展開銷售計劃，市場反應極為踴躍。集團以獨家形式向特選買家推銷該項目，以平均價每平方呎港幣九千六百元售出一百六十九個單位，佔其全部一千一百二十二個單位百分之十五。餘下單位將按合適價格推出市場。

The HarbourSide

Located above the Airport Railway's Kowloon Station, The HarbourSide consists of three blocks of 80-storey luxury residential towers built over a 5-storey car park podium. The development, which received its occupation permit in July 2003, comprises 1,122 flats including 24 combined units and 36 duplex units. Each of these units ranges in size from 96 sq.m. to 272 sq.m. and some include balconies.

The sales programme began in the first quarter of 2004 with a very good response in the market. We sold 169 units or 15% of the total 1,122 units through exclusive offers made to valued buyers at an average price of HK$9,600 p.s.f. Units that remain unsold will be released onto the market at appropriate prices in the future.

君逸山

位於何文田之優質物業君逸山，於二零零四年八月推出市場，由於買家反應踴躍，在三星期內已售出一百六十五個單位，佔總數一百八十八個單位百分之八十八。

該項目乃一幢樓高二十四層之住宅大廈，下設四層停車場及商場，提供一百八十八個單位，每個單位之面積介乎六十一平方米至一百四十三平方米，並於二零零三年十月獲發入伙紙。

Carmel-on-the-Hill

Introduced to the marketplace in August 2004, Carmel-on-the-Hill, a prominent development located in Ho Man Tin received a good response from buyers with 165 units or 88% out of 188 units sold within three weeks.

The 24-storey residential tower, which received its occupation permit in October 2003, is built over a 4-storey car park and a retail podium. It contains 188 residential units at 61 sq.m. to 143 sq.m. each.

碧海藍天

AquaMarine

浪澄灣

The Long Beach

碧海藍天

碧海藍天位於西九龍填海區深盛路，於二零零三年十二月獲發入伙紙。

該物業包括五幢住宅大廈，下設五層停車場和商場及一層地庫，並包括會所及康樂設施。其單位將於兩至三年內逐步推出市場。

此項目乃香港特區政府夥拍私人發展商共同發展之混合式房屋計劃。按原定協議，項目落成後之約三成住宅面積須交回政府。集團其後與政府就項目銷售後之收益分賬達成新協議，並由集團全權負責市場推廣活動。

AquaMarine

Located on the West Kowloon Reclamation area at Sham Shing Road, AquaMarine received its occupation permit in December 2003.

Its five residential towers over a 5-storey car park and retail podium and one level basement contain a clubhouse and recreational facilities. Units will be released gradually onto the market over the next two to three years.

The project is a mixed-housing scheme undertaken in partnership with the Hong Kong SAR Government. Under the original agreement, about 30% of the residential area was to be returned to the Government once the development had been constructed. A new agreement was later reached with the Government on the sharing of property sales proceeds. This agreement left the Group responsible for the entire marketing of AquaMarine.

浪澄灣

浪澄灣位於西九龍填海區海輝道，鄰近地鐵奧運站。該項目包括八幢樓高四十三層之住宅大廈，提供一千八百二十九個單位，每個單位之面積介乎六十二平方米至一百八十六平方米，均享有海景。該項目還包括三層停車場、寫字樓及商場，以及面積達四千平方米之獨立會所和康樂設施，並估計於二零零五年完工。

與集團其他項目一樣，集團將於兩至三年內逐步把單位推出市場。

The Long Beach

The Long Beach is located on the West Kowloon Reclamation area at Hoi Fai Road, close to the MTR's Olympic Station. Its eight blocks of 43-storey residential towers, contain 1,829 residential flats which range in size from 62 sq.m. to 186 sq.m. Each flat overlooks the harbour entrance. The development, which is expected to be completed in 2005, also includes a three-storey car park, office and retail podium and a 4,000 sq.m. detached clubhouse with recreational facilities.

Like our other developments, it will be released gradually onto the market over the next two to three years.

恒隆廣場



Plaza 66

名逸居及名賢居

截至本報告日，位於荃灣沙咀道之名逸居已售出六百五十二個單位，佔單位總數百分之九十九。該項目包括三幢樓高三十六層之住宅大廈，下設兩層停車場，並包括會所及康樂設施。住宅大廈合共提供六百五十八個單位，每個單位之面積介乎六十五平方米至九十一平方米。

名賢居位於屯門虎地，包括一幢樓高十四層之住宅大廈，下設三層停車場，並包括會所及康樂設施。住宅單位為九十八個，每個單位之面積介乎六十平方米至六十三平方米。截至本報告日，名賢居已售出所有單位。

New Haven and Napa Valley

99% or 652 units of New Haven at Sha Tsui Road, Tsuen Wan, have been sold to date. The development consists of three 36-storey residential towers over a 2-storey car-parking podium with clubhouse and recreational facilities. The development has 658 residential units ranging in size from 65 sq.m. to 91 sq.m.

Napa Valley at Fu Tei in Tuen Mun comprises a 14-storey residential tower over a 3-storey car-parking podium with clubhouse and recreational facilities. All of the 98 residential units ranging in size from 60 sq.m. to 63 sq.m. have been sold to date.

上海

恒隆廣場

隨著興建其第二幢辦公室大樓，恒隆廣場不久將呈現新面貌。整個項目包括一個大型商場及兩幢辦公室大樓，其中樓高六十六層之首幢辦公室大樓已在過去兩年內租出。

現正施工之第二幢辦公室大樓，樓高五十一層，總樓面面積達八萬一千四百平方米，將以特別設計之橋樑與首幢辦公室大樓連接。該項目正如期進行施工及落實各項建築合約，可望於二零零六年落成。

SHANGHAI

Plaza 66

The Plaza 66 development continues to evolve with the second of its office towers under construction. The development includes a major shopping mall and two office towers, of which the 66-storey Office Tower 1 has been leased over the past two years.

Office Tower 2, now under development, will have 51 floors with a gross floor area of 81,400 sq.m. and will be linked to Office Tower 1 by a specially designed bridge. Work on this latest development is progressing on schedule and various construction contracts are being finalized. We expect to complete the development in 2006.



The Grand Gateway

港匯廣場

位於徐家匯之港匯廣場發展項目包括一個購物商場、兩幢住宅大廈、兩幢辦公室大樓及一幢服務式寓所。該商場及首幢住宅大廈港匯花園第一期經已落成，現正興建總樓面面積達三萬二千三百平方米之第二幢住宅大廈港匯花園第二期、總樓面面積合共達十二萬四千平方米之兩幢辦公室大樓，以及總樓面面積達一萬九千二百平方米之服務式寓所。彼等之施工進度順利，可望於兩年內落成。

於興建中之其中一幢辦公室大樓已售予一前合作夥伴。到目前為止，集團已收取一億零八百六十萬美元訂金，相等於總購入價一億二千四百萬美元百分之八十八。預期該幢辦公室大樓將於二零零五年六月落成，而該項買賣交易將於二零零六年九月完成。

The Grand Gateway

The Grand Gateway development in Xujiahui comprises a shopping mall, two residential buildings, two office towers and a block of serviced apartments. The shopping mall and The Grand Gateway Garden I (a residential building) have been completed. Construction work on the second residential building - The Grand Gateway Garden II with a gross floor area of 32,300 sq.m.; two office towers with a gross floor area totaling 124,000 sq.m.; and serviced apartments with a gross floor area of 19,200 sq.m. is progressing on schedule, and is anticipated to be completed in the next two years.

One of the office towers that is currently under construction has been sold to our ex-joint venture partner. To date, US$108.6 million or 88% of the total purchase price of US$124 million has been received. It is expected that the construction will be completed by June 2005 and the sale will be completed by September 2006.

物業租賃

集團之物業租金收入，與去年之數字比較上升百分之四或港幣八千三百萬元，主要由於集團兩項上海物業恒隆廣場和港匯廣場之租金收入強勁增長所致。

集團之香港租賃物業組合續有安穩之表現。由雅蘭酒店成功改建而成的寫字樓及商場物業雅蘭中心，於財政年度下半年為集團帶來新增租金收入。相比其前身之酒店業務，雅蘭中心和康蘭居均取得較佳之租金回報。

PROPERTY LEASING

Rental revenue on our properties increased 4% or HK$83 million compared to last year's figures. This was due primarily to the strong growth of rental income from our two Shanghai properties, Plaza 66 and The Grand Gateway.

The performance of our Hong Kong portfolio remains stable. The successful conversion of the Grand Tower Hotel into an office and commercial complex known as the Grand Tower has contributed additional rental income in the second half of the financial year. Rental yield on both Grand Tower and Grand Plaza Apartments has improved compared to the yield received when both buildings operated as hotels.

投資物業面積
Investment Property Size*

於六月三十日
at 30 June

(千平方米 '000 sq.m.)


1,000
800
600
400
200
0
2000
2001
2002
2003
2004

■ 商舖 Commerical
□ 寫字樓／工業 Office/Industrial
■ 住宅／寓所 Residential/Apartment

* *包括恒隆地產集團之應佔物業權益*
Including Hang Lung Properties Group's attributable property interest

租金收入
Rental Revenue

截至六月三十日止年度
for the year ended 30 June

(百萬元 $Million)


2,500
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004

■ 商舖 Commerical
□ 寫字樓／工業 Office/Industrial
▥ 住宅／寓所 Residential/Apartment
停車場 Car Parks

按地域性分析之投資物業
GEOGRAPHICAL ANALYSIS OF INVESTMENT PROPERTIES

於二零零四年六月三十日 at 30 June 2004

		樓面面積 (千平方米) Gross Floor Area ('000 sq.m.)				車位數目 No. of Carparking Spaces
		C	O/I	R/A	總計 Total	CP
香港	**Hong Kong**					
港島：	Hong Kong Island:					
中環及金鐘	Central and Admiralty	10.1	40.5	-	50.6	16
銅鑼灣及灣仔	Causeway Bay and Wanchai	40.8	38.8	18.9	98.5	418
康山及鰂魚涌	Kornhill and Quarry Bay	54.1	37.3	35.3	126.7	1,159
山頂及半山區	The Peak and Mid-Levels	12.5	-	15.7	28.2	573
港島南區	Hong Kong South	-	-	9.2	9.2	89
九龍：	Kowloon:					
旺角及何文田#	Mongkok and Ho Man Tin#	32.4	69.6	-	102.0	1,473
尖沙咀及西九龍	Tsimshatsui and West Kowloon	28.5	11.1	0.1	39.7	-
牛頭角及觀塘	Ngau Tau Kok and Kwun Tong	60.6	8.6	-	69.2	785
長沙灣、葵涌及荃灣	Cheung Sha Wan, Kwai Chung and Tsuen Wan	3.1	86.3	20.1	109.5	546
上海	**Shanghai**					
徐匯區	Xuhui District	101.9	-	32.3	134.2	1,100
靜安區	Jing An District	51.7	78.2	-	129.9	494
總計	Total	**395.7**	**370.4**	**131.6**	**897.7**	**6,653**

 # 代表恒隆地產集團之應佔物業權益
Representing Hang Lung Properties Group's attributable property interest

C: 商舖 Commercial　O/I: 寫字樓／工業 Office/Industrial　R/A: 住宅／寓所 Residential/Apartment　CP: 停車場 Car Parks

名店坊


Fashion Walk

Fashion Walk

名店廊



Fashion Island

香港

HONG KONG

商場及商舖

集團於回顧年度之整體租金收入維持穩定。從二零零四年第二季開始，繼沙士平息後香港市面已回復生氣，加上大量內地旅客來港，令集團得見其位於銅鑼灣、旺角、金鐘及山頂之主要商場租金收入有所增長。另集團位於其他地區之商場租金收入亦見回穩。

- ***銅鑼灣***

  名店廊／名店坊之租金收入微升百分之二，租出率較去年增加一個百分點，達百分之九十九。**恒隆中心**現已全部租出，租金收入上升百分之六。隨著一間著名化妝品連鎖店遷入，該物業之租戶組合已煥然一新。

- ***鰂魚涌***

  康怡廣場座落於太古地鐵站上蓋，交通方便，其租金收入上升百分之六，租出率維持在百分之百之水平。

- ***山頂***

  山頂廣場之租出率達至百分之百，租金收入與去年相若。

- ***九龍灣***

  淘大商場之租出率回升至百分之九十九，但租金收入下降百分之九，仍處於改善階段。由於租出率穩定，明年之租金收入可望上升。

Commercial and Retail Sector

Overall retail rental revenue for the financial period under review remains stable. Since the second quarter of 2004, we have seen rents at our prime retail areas such as Causeway Bay, Mongkok, Admiralty and the Peak improve as a result of the post-SARS business recovery and the influx of tourists from Mainland China. Retail rents at our regional shopping malls have also stabilized.

- ***Causeway Bay***

  At **Fashion Island/Fashion Walk**, rental income has slightly increased by 2% with occupancy levels reaching 99%. This represents a 1% improvement over last year. **Hang Lung Centre** is now fully let with rental income up 6%. The tenant mix has been refreshed with the arrival of a famous cosmetics chain.

- ***Quarry Bay***

  Kornhill Plaza is the convenient shopping mall located above the Tai Koo MTR Station. Here rental income is up by 6% with occupancy standing at 100%.

- ***The Peak***

  At **The Peak Galleria**, occupancy improved to a level of 100% while rental income remains at the same level as last year.

- ***Kowloon Bay***

  Occupancy at **Amoy Plaza** has gradually increased to 99% but rental income is still in an evolutionary phase and has decreased by 9%. This figure is expected to improve next year with steady occupancy.

物業租賃 PROPERTY LEASING

		2004 百萬元 $Million	2003 百萬元 $Million	變動 Change 百萬元 $Million	 百分率 %
營業額	Turnover	2,322.1	2,239.1	+83.0	+4
營業溢利	Operating Profit	1,634.0	1,602.4	+31.6	+2


The Summit

- ***旺角***

於上財政年度由酒店物業改建為寫字樓後，新面貌之**雅蘭中心**包括十四層寫字樓、七層商場及一層停車場，其商場租出率達百分之百。儘管該項目之租金收入在改建期內減少，但全年度之租金收入仍與去年相若。與其前身之酒店物業相比，雅蘭中心之租金回報有所改善，並正持續增加，突顯了改建計劃之成果。

- ***Mongkok***

The **Grand Tower** shopping mall has reached 100% occupancy after the conversion project last financial year which resulted in hotel floors being converted into office space to produce a new profile of 14 floors of offices, seven floors for retail and one floor as a car park. Despite the short-term loss of revenue from this renovation, rental income remained at a similar level to last year. The rental yield from the new Grand Tower has improved and is increasing in comparison to the previous hotel operations, emphasizing the success of the conversion project.

寫字樓

由於寫字樓物業市場依然面對困境，集團旗下寫字樓物業之整體租金收入下降百分之七。租金收入已回穩，但對新寫字樓的需求仍然疲弱。

集團位於中環之四幢寫字樓大廈，其租金收入下跌百分之十二，但租出率則升至百分之九十七。由於供應充裕及缺乏新需求，集團位於中環之寫字樓租金收入因此下降。雖然對於寫字樓之需求情況有所改善，但短期內寫字樓租金仍然受壓。位於中環以外之寫字樓租金收入下跌百分之六，租出率亦降至百分之八十七。

Office Sector

Overall rental revenue dropped 7% as the office market continued to face difficult market conditions. Rents have stabilized but the pick up for new office space still remains weak.

Rental income from our four office properties in Central decreased 12% while occupancy increased to 97%. The decrease in rental income from our Central office properties was due to the combination of abundant supply and lack of new demand. Although sentiment towards the office sector has improved, it is expected that office rents may still be under pressure in the near term. Rental income from office properties in areas other than Central has fallen 6% with occupancy decreased to 87%.

住宅及寓所

集團位於港島半山區之**御峰**豪宅，租出率達百分之八十，租金收入顯著上升。該項優質物業設有多用途之閣樓宴會廳、豪華會所及宏大之室內泳池，繼續吸引尊貴企業和領事館人員成為租戶。

Residential and Apartment Sector

At **The Summit**, our luxury residential property situated in Mid-Levels on Hong Kong Island, occupancy reached 80% with rental income significantly increased. This prestigious development with its luxurious multi-purpose penthouse function room, clubhouse and sizeable indoor swimming pool continues to attract quality corporate and consular tenants.

康蘭居



Grand Plaza Apartments

恒隆廣場



Plaza 66

位於太古地鐵站上蓋之**康蘭居**，由酒店改為服務式寓所後大幅減省營業費用，營業溢利因而上升百分之二十一。

Grand Plaza Apartments, located above the Tai Koo MTR Station, has accrued significant savings in operating expenses following its conversion from a hotel to a serviced apartment development. This has resulted in a 21% increase in operating profit.

集團繼續銷售位於半山區之**花園臺**住宅單位。截至本報告日，集團已售出花園臺七十四個四睡房單位其中七十二個，包括年內售出之三個單位在內。

We have continued our programme of selling residential flats at **Garden Terrace** in Mid-Levels. We sold three of the 74 four-bedroom units in the development during the year. A total of 72 units have been sold to date.

位於港島南區之**濱景園**，其租出率升至百分之九十五之水平，租金收入與去年相若。

Burnside Estate in Hong Kong South had its occupancy increase to 95% with rental revenue at a similar level to last year.

上海

SHANGHAI

集團之上海物業繼續有出類拔萃之表現，租金收入上升百分之十九或港幣八千四百萬元至港幣五億一千九百五十萬元。

Our Shanghai interests continue to perform with strength and depth. Rental revenue rose 19% or HK$84 million to HK$519.5 million.

恒隆廣場

Plaza 66

恒隆廣場位於上海歷史悠久之浦西區之南京西路。該優質項目現包括樓高六十六層之第一幢甲級辦公室大樓，下設五層高級購物商場。恒隆廣場現為浦西之最高大廈，其建築極具特色。

Located at Nan Jing Xi Lu in the historic Puxi district of Shanghai, this prestigious shopping area includes Office Tower 1 which provides 66 storeys of Grade A office space located over a 5-storey superior retail podium. Plaza 66 is currently the tallest building in Puxi and boasts remarkable architectural features.

該項目之辦公室大樓及購物商場均保持全數租出，租金收入較去年分別上升百分之五及百分之三十五。辦公室大樓由跨國公司租用作為其上海總部，而購物商場之租戶則包括貝瑪蓮、寶格麗、卡地亞、Cavali、賽琳、香奈兒、克麗絲汀廸奧、登喜路、阿瑪尼、杰尼亞、愛斯卡達、芬廸、Gieves & Hawkes、愛馬仕、萊儷、蘭姿、Laurel、羅威、路易威登、莫斯奇諾、普拉達、TOD'S及范思哲。

Both the office space and the retail podium remain fully let with respective rental revenue rising 5% and 35% compared to last year. Offices are used by multinational companies as their headquarters in Shanghai while the retail podium contains world famous brands such as Blumarine, Bvlgari, Cartier, Cavali, Celine, Chanel, Christian Dior, Dunhill, Emporio Armani, Ermenegildo Zegna, Escada, Fendi, Gieves & Hawkes, Hermes, Lalique, Lancel, Laurel, Loewe, Louis Vuitton, Moschino, Prada, TOD'S, and Versace.

銀團貸款簽約儀式



Syndicated loan signing ceremony

港匯廣場

港匯廣場位於上海最大之地鐵站徐家匯地鐵站之上蓋，包括一個購物商場、兩幢名為港匯花園第一期及第二期之住宅大廈、兩幢辦公室大樓及一幢服務式寓所。購物商場及其中一幢住宅大廈經已落成，其餘之發展項目正如期興建。購物商場之總樓面面積達十萬一千九百二十四平方米，設施包括百貨公司、多類型影劇院、食肆、完善之家庭消閒配套及各專門店，現已全部租出，租金收入較去年上升百分之三十。港匯花園第一期之樓面面積為三萬二千三百平方米，為一幢樓高三十四層之住宅大廈，提供二百六十八個設施齊全之兩睡房及三睡房豪華寓所，截至年結日之租出率為百分之九十六。

The Grand Gateway

Located above Shanghai's largest subway station, Xujiahui Station, The Grand Gateway comprises a shopping mall, two residential buildings, The Grand Gateway Garden I and II, two office towers and a block of serviced apartments. The construction of the shopping mall and one residential building have been completed and the remainder of the development is progressing on schedule. The shopping mall comprises a total gross floor area of 101,924 sq.m. with department store, multiplex theatres, restaurants, fully integrated family leisure facilities and specialty shops. It is now fully occupied with rental revenue up 30%. The Grand Gateway Garden I, a 32,300 sq.m. 34-storey residential tower with 268 two and three-bedroom luxuriously furnished apartments, was 96% leased by the end of the financial year.

財務及資金管理

流動資金及資本資源

來自君臨天下之銷售收益達港幣二十三億元，對集團之現金流量帶來顯著裨益；當中港幣五億元乃於財政年度下半年收取。年內營業運作所動用之現金為港幣二億元，主要用作集團四項物業發展項目之建築費。

年內，恒隆集團有限公司為其港幣三十億元銀團貸款進行再融資計劃，以更優惠之新貸款額代替，目的為減省借貸成本，及透過長期融資加長債項還款期。集團之上市附屬公司恒隆地產有限公司亦與十九間國際及本地銀行簽訂一項港幣六十億元銀團貸款，其中港幣二十億元為五年期之循環貸款，港幣四十億元為七年期之定期借款。此項目受到各銀行熱烈支持，並於承包及籌措時獲超額認購。

FINANCE AND TREASURY OPERATIONS

Liquidity and Capital Resources

Sales proceeds from The HarbourSide worth HK$2.3 billion aided our cash inflow significantly. HK$0.5 billion of this figure was received during the second half of the financial year. Meanwhile, cash used in operating activities amounted to HK$0.2 billion for the year. This was mainly used to meet the construction costs of four property development projects.

During the year, Hang Lung Group Limited refinanced HK$3 billion of its existing facilities with new facilities at favorable terms to reduce the Group's costs of funds and to extend debt maturity profiles by securing longer term financing. The Group's listed subsidiary, Hang Lung Properties Limited also signed a HK$6 billion syndicated loan facility with 19 international and local banks. This comprised a HK$2 billion 5-year revolving loan and a HK$4 billion 7-year term loan. The facility was very well received by the banks and was oversubscribed at both the underwriting and general syndicated stages.

於二零零四年六月三十日，本集團尚未動用之銀行信貸額連同銀行存款合共為港幣一百一十五億五千三百萬元，其中港幣十九億五千九百萬元為銀行存款、港幣八十二億四千四百萬元為承諾信貸額，而港幣十三億五千萬元為活期信貸。

As at 30 June 2004, undrawn banking facilities together with bank deposits amounted to HK$11,553 million, comprising HK$1,959 million bank deposits, HK$8,244 million committed facilities and HK$1,350 million demand facilities.

股東權益回報率

來自租賃業務及物業發展項目銷售之盈餘現金，乃投資在本金有保障及具有流動性之投資工具，藉此為盈餘現金帶來最大收益及為股東增加投資回報。

Return on Shareholders' Fund

Surplus cash generated from leasing operations and the sale of property developments is invested in principal protected and liquid investment devices. This maximizes the yield on surplus funds with a view to improving the investment return to our shareholders.

風險管理

RISK MANAGEMENT

土地儲備

年內集團之地產分部恒隆地產有限公司於香港積極參與投地，並繼續採取審慎之態度購置土地，於價錢及地點均合適時才買地。恒隆地產在香港現擁有四百四十萬平方呎之土地；若以目前市價計算，估計約佔恒隆地產現時三分之二之市值。

集團已就發展中國內地業務制定投資計劃，其中包括對目標城市設定明確之甄選準則，重點為各主要城市之發展狀況、是否擁有繁庶之地點、政府是否為商業增長提供強大支持，以及土地價格是否合理等。集團在香港和中國內地之土地購置計劃均由高級管理層統籌，彼等積極參與有關項目及緊密監察項目進展。

Land Bank

During the year, our property arm, Hang Lung Properties Limited, actively participated in land auctions in Hong Kong and continued with its proven and prudent approach towards land acquisition, buying land only when the price and the location was right. Hang Lung Properties' existing land bank in Hong Kong is 4.4 million sq.ft. and, based on today's selling prices, is estimated to be approximately two-thirds of Hang Lung Properties' current market capitalization.

The group developed an investment plan in Mainland China which included unambiguous criteria for the selection of target cities. This was based on the development status of major cities and whether they had a prosperous location, strong support from government for business growth and reasonable land prices. Our senior management teams, who actively participate in and supervise project progress, lead our land acquisition projects in Hong Kong and Mainland China.

利率及匯率風險

集團之一貫政策，乃以長期銀行信貸為集團在香港和中國內地之長期投資計劃提供融資，此舉可令集團避免為長期投資計劃承擔短期信貸之較高借貸成本。此外，集團之利率風險管理政策，亦涉及對利率變動作出緊密監察，並於良好之議價機會出現時，為原有貸款再融資或訂立新的銀行信貸。當情況恰當時，集團採用利率掉期為其浮息風險作出對沖。此外，集團亦以本地貨幣作為貸款之貨幣單位，藉此配合有關項目須以同樣貨幣所作之開支，從而降低匯率波動帶來的風險。

Interest Rate and Exchange Rate Risks

We have followed a policy of developing long term banking facilities to match our long-term investment plans in Hong Kong and Mainland China. This enables us to avoiding high borrowing costs from short term financing for long-term investment. Our policy on interest rate risk management also involves close monitoring of interest rate movements and to replace and enter into new banking facilities when good pricing opportunities arise. Interest rate swaps to hedge exposure to floating rates are used where appropriate. Borrowings are also designated in local currencies to match the corresponding payment currencies for mitigating exposure on exchange rate fluctuations.

零售市道及收租管理

集團於節日和假期均舉辦多項推廣活動，為旗下商場增加顧客人流，並致力避免捲入割喉式之減租競爭旋風。集團經常審閱旗下商場之租戶組合、收租政策及租金拖欠情況。管理層每星期均會就有關個案作出跟進，並於適當情況下向遲繳租金之租戶徵收罰款。年內，潛在租金呆壞賬僅佔集團整體應收賬款之極小部份。

Retail Climate and Rental Collection

We have continued to organize various promotional events during holiday seasons to improve customer traffic at our retail centers. We have also actively avoided entering the spiral of cutthroat competition of rent reduction. The tenant mix at our retail outlets remains under constant review, along with policies on the collection of rental and outstanding debts. Cases are reviewed weekly by management and penalties are imposed for late payment where appropriate. Potential bad debts are maintained at a minimal percentage of total debtors throughout the year.

保險及保養

集團所有投資物業，均已就各項可帶來損失之意外事故購買保險。集團定期審閱旗下物業，當發現有耗損跡象時，會立即採取預防措施。集團每年均為旗下所有物業實施保養計劃，亦定期為住宅物業和商場進行大型清潔行動。

Insurance and Maintenance

All investment properties are well insured for any loss from casualties. Regular reviews of individual properties are undertaken and precautionary works are carried out immediately when problems arising from physical obsolescence are identified. We have an ongoing maintenance project throughout the year for enhancement of all buildings. A large scale cleaning exercise is also carried out at regular intervals for residential properties as well as shopping malls.

董事簡介
Profile of Directors

陳啟宗先生
主席

陳先生現年五十四歲，於一九七二年加盟本集團，一九九一年出任主席。彼亦為恒隆集團之附屬公司—恒隆地產有限公司之主席。陳先生為香港地產建設商會副會長、亞洲協會副主席兼其香港分會主席，及中華人民共和國國務院屬下中國發展研究基金會常務理事。陳先生亦為多個國際智庫和大學的董事局或顧問委員會成員，包括香港科技大學及美國南加州大學等。彼持有美國南加州大學工商管理學系碩士，為本公司非執行董事陳樂宗先生之胞兄。

殷尚賢先生
副主席(獨立非執行董事)

殷先生現年七十三歲，於一九七零年加盟本集團，曾擔任董事局多個職位，包括由一九八六年至一九九二年期間出任董事總經理，並自一九九二年起出任副主席。殷先生在物業投資及發展方面積逾二十年經驗，且為資深銀行家，並於英國倫敦獲英國銀行學會頒授銀行學文憑。彼現亦為恒隆地產有限公司之副主席。

袁偉良先生
董事總經理

袁先生現年五十三歲，於一九七八年加盟恒隆出任本公司之財務總監。一九八一年晉升為助理董事，開始處理本集團各類業務。彼於一九八八年出任執行董事，繼而於一九九二年獲委任為董事總經理。加盟恒隆前，袁先生在英格蘭及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆地產有限公司之董事總經理。

Mr. Ronnie Chichung Chan

Chairman

Aged 54, Mr. Chan joined the Group in 1972 and became Chairman in 1991. He is also Chairman of Hang Lung Properties Limited, a subsidiary of Hang Lung Group. Mr. Chan is a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center, and a board member of the China Development Research Foundation of the State Council of the People's Republic of China. Mr. Chan also serves on the governing or advisory bodies of several think-tanks and universities, including the Hong Kong University of Science and Technology and the University of Southern California, U.S.A., where he received his MBA. He is a brother of Mr. Gerald Chan, a Non-Executive Director of the Company.

Mr. Shang Shing Yin

Vice Chairman

(Independent Non-Executive Director)

Aged 73, Mr. Yin joined the Group in 1970, held various positions on the Board, including Managing Director between 1986 and 1992, and has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, U.K. Mr. Yin is also the Vice Chairman of Hang Lung Properties Limited.

Mr. Nelson Wai Leung Yuen

Managing Director

Aged 53, Mr. Yuen has been with Hang Lung since 1978 when he joined the Company as its Financial Controller. In 1981 he became an Assistant Director and began to assume various operating responsibilities in the Group. In 1988 he became an Executive Director and was appointed Managing Director in 1992. Prior to joining Hang Lung, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Institute of Certified Public Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung Properties Limited.

陳樂宗先生
非執行董事

陳先生現年五十三歲，自一九八六年起出任本公司董事。彼獲洛杉磯加州大學頒授工程學學士及碩士學位，並獲哈佛大學頒授博士學位。陳先生為多間投資及控股公司之董事，亦為本集團主席陳啟宗先生之胞弟。

陳樂怡女士
獨立非執行董事

陳女士現年五十六歲，於一九九七年四月加盟本集團。在本港及美國之銀行、地產及金融服務行業工作逾二十年，自一九九三年起出任私人投資企業常興集團之董事，積極管理環球資本市場之投資組合，尤其是新興市場及高息產品。除從事商務外，彼亦為中美中心（約翰霍普金斯大學與南京大學之合作計劃）、以及亞洲協會（香港分會）之顧問委員會成員，並參與多項慈善工作。陳女士為華盛頓州喬治華盛頓大學工商管理學系碩士，並持有維珍尼亞大學國際銀行深造證書。彼亦為恒隆地產有限公司之獨立非執行董事。

鄭漢鈞博士
金紫荊星章、OBE、太平紳士
獨立非執行董事

鄭博士現年七十七歲，於一九九三年加盟本集團。鄭博士持有天津大學工程學學士學位及英國倫敦皇家學院深造文憑，並為英國倫敦皇家學院資深院士。彼為香港工程師學會之前主席及該會名譽資深會員，亦為香港工程科學院資深會員、英國結構工程師學會前副主席、該會資深會員及金獎章，以及英國土木工程師學會資深會員。鄭博士為香港建築物條例之認可人士及香港註冊結構工程師，並身兼多間公司之董事。鄭博士曾為行政及立法兩局議員。彼亦為恒隆地產有限公司之獨立非執行董事。

Mr. Gerald Lokchung Chan

Non-Executive Director

Aged 53, Mr. Chan has been a Director of the Company since 1986. He has Bachelor's and Master's degrees in Engineering from the University of California, Los Angeles, and a Doctorate from Harvard University. Mr. Chan is a director of a number of investment and holding companies. He is a brother of Mr. Ronnie Chan, Chairman of the Group.

Ms. Laura Lok Yee Chen

Independent Non-Executive Director

Aged 56, Ms. Chen joined the Group in April 1997. She has been involved in the banking, real estate, and financial service industries for over twenty years, both in Hong Kong and in the U.S. Since 1993 she has been a director of the Sterling Group - a private investment entity - and actively manages investment portfolios in global capital markets, with special interests in emerging markets and high-yield products. In addition to her business commitments, she serves on the advisory councils of the Hopkins-Nanjing Center - a joint program between the Johns Hopkins and Nanjing Universities, the Asia Society Hong Kong Center, and participates in numerous philanthropic activities. Ms. Chen holds an MBA from the George Washington University in Washington, DC, and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen is also an Independent Non-Executive Director of Hang Lung Properties Limited.

Dr. Hon Kwan Cheng,

GBS, OBE, JP

Independent Non-Executive Director

Aged 77, Dr. Cheng joined the Group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President, Fellow and Gold Medallist of The Institution of Structural Engineers, and Fellow of The Institution of Civil Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He was a Member of both the Executive and Legislative Councils. Dr. Cheng is also an Independent Non-Executive Director of Hang Lung Properties Limited.

何世良先生

執行董事

何先生現年六十六歲，於一九七七年加盟恒隆，一九九三年獲委任為本公司之執行董事，負責工程策劃管理。彼獲香港大學頒授建築學學士學位，並為英國皇家建築師協會、澳洲皇家建築師學會及香港建築師學會之會員。何先生為英國及澳洲註冊建築師，並為香港建築物條例認可人士(第一名冊)之建築師。於加盟恒隆前，何先生乃前港府之建築師。彼亦為恒隆地產有限公司之執行董事。

葉錫安先生 *太平紳士*

獨立非執行董事

葉先生現年五十五歲，於一九九八年七月加入董事局。彼為執業律師及公證人。葉先生熱心社會服務工作，曾任立法局議員、香港律師會前會長及香港教育學院創校主席，現為香港公益金之執行委員會及董事會成員。彼為香港賽馬會之董事、公務員敍用委員會之委員、外匯基金諮詢委員會之委員及多個公務組織之委員，並擔任本港兩所大學及清華大學之名譽職位以及出任數個專業團體之名譽法律顧問。

Mr. Wilfred Sai Leung Ho

Executive Director

Aged 66, Mr. Ho joined Hang Lung in 1977 and was appointed Executive Director of the Company in 1993 with responsibility for project management. He has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, Mr. Ho was an architect with the Hong Kong Government. He is also an Executive Director of Hang Lung Properties Limited.

Mr. Simon Sik On Ip, *JP*

Independent Non-Executive Director

Aged 55, Mr. Ip joined the Board in July 1998. Mr. Ip is a solicitor and Notary Public. Mr. Ip has a distinguished record of public service. A former Legislative Councillor, past President of the Law Society of Hong Kong and Founding Chairman of the Hong Kong Institute of Education, he is currently a Member of the Executive Committee and Board of Directors of the Community Chest of Hong Kong. He is a Steward of the Hong Kong Jockey Club, a member of the Public Service Commission, a member of the Exchange Fund Advisory Committee and a member of a number of other public bodies, holds honorary positions in two local universities and Tsinghua University, and is an Honorary Legal Adviser to several professional associations.

廖約克博士 *太平紳士*
獨立非執行董事

廖博士現年五十八歲，於二零零三年十月加入董事局。彼現為證券及期貨事務監察委員會之非執行董事、Winbridge Company Limited 之常務董事，以及香港科技園公司及香港應用科技研究院有限公司之董事。彼亦為大律師紀律審裁團之成員。廖博士最近被委任為香港學術評審局主席。

廖博士於一九六七年加州科技學院畢業後，並分別於一九六八年及一九七三年獲哈佛大學頒發應用物理學文學碩士及博士學位。彼於一九七八年共同創辦精電國際有限公司，並為該公司之前董事。

吳士元先生
執行董事

吳先生現年四十四歲，於二零零一年加盟恒隆出任執行董事，現負責本集團兩方面之運作。作為財務及行政總監，彼掌管本集團之策略及企業規劃、財務投資，以及投資者關係，因而同時負責管理本集團之組織及支援運作；而作為租務及物業管理總監，彼掌管本集團之投資組合。

加盟恒隆前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事。吳先生於香港聯合交易所有限公司之財務科及上市科任職逾五年，期間並委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所擁有資深的核數經驗。吳先生為澳洲會計師公會資深會員，彼持有澳洲新南威爾斯大學商科學士學位及亞洲國際公開大學工商管理碩士學位。吳先生亦為恒隆地產有限公司之執行董事。

Dr. York Liao, *JP*

Independent Non-Executive Director

Aged 58, Dr. Liao was appointed Independent Non-Executive Director of the Company in October 2003. Dr. Liao is currently a Non-Executive Director of the Securities and Futures Commission, Managing Director of Winbridge Company Limited as well as a Director of the Hong Kong Science and Technology Parks Corporation and the Hong Kong Applied Science and Technology Research Institute Company Limited. He is also a Member of the Barristers Disciplinary Tribunal Panel. Dr. Liao has recently been appointed as the Chairman of the Hong Kong Council for Academic Accreditation.

Dr. Liao obtained a Master of Arts degree and a Doctor of Philosophy degree in Applied Physics from Harvard University in 1968 and 1973 respectively, after graduating from California Institute of Technology in 1967. He is a former Director of Varitronix International Limited which he co-founded in 1978.

Mr. Terry Sze Yuen Ng

Executive Director

Aged 44, Mr. Ng has been with Hang Lung as an Executive Director since 2001, and is responsible for two areas of the Group's activities. As head of Finance and Administration, he leads the Group's strategic and corporate planning, financial investments, and relations with the investment community. In this role, he also manages the Group's organisational and support functions. As head of Leasing and Management, Mr. Ng oversees management of the Group's investment portfolio.

Prior to joining Hang Lung, Mr. Ng was an Executive Director of Giordano International Limited, where he had been employed since 1993. Mr. Ng also worked in the Finance and Listing Divisions of The Stock Exchange of Hong Kong Limited for a period of over five years, where he was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a Fellow of CPA Australia and holds a Bachelor's degree in Commerce from the University of New South Wales, Australia, as well as a Master's degree in Business Administration from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung Properties Limited.

高級行政人員簡介
Profile of Senior Executive

程式榮先生

公司秘書

程先生現年五十四歲，於一九八八年加盟本集團出任集團財務總監，一九九一年獲委任為公司秘書，二零零二年獲委任為助理董事。彼持有澳洲工商管理學學士學位，並為特許公認會計師公會、特許管理會計師公會、特許秘書及行政人員公會、香港會計師公會及香港稅務學會資深會員，英國銀行學會會員及澳洲註冊會計師。彼亦持有中國當局發出之中國法律證書。

Mr. Robin Sik Wing Ching

Company Secretary

Aged 54, Mr. Ching joined the Group in 1988 as Group Financial Controller and was appointed Assistant Director in 2002, having been appointed Company Secretary in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Institute of Certified Public Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia. He also holds a Certificate in Chinese Laws issued by the Chinese authorities.

(A) 主要發展中物業 Major Properties Under Development

於二零零四年六月三十日
at 30 June 2004

地點 Location	地盤面積 (平方米) Site Area (sq.m.)	主要用途 Main Usage	總樓面面積 (平方米) Total Gross Floor Area (sq.m.)	集團應佔權益 (百分率) Group's Attributable Interest (%)	施工階段 Stage of Completion	預計落成日期 Expected Completion Date
香港 Hong Kong						
浪澄灣 西九龍填海區，海輝道， 九龍內地段11152號 The Long Beach, Hoi Fai Road, West Kowloon Reclamation, KIL 11152	20,200	R C/O	131,300 20,200	56.7	建築上蓋 Superstructure	2004
地鐵東涌站第一期物業發展， 東涌市地段2號 MTRC Tung Chung Station Development Package One, TCTL2	6,300	H	22,000	20	計劃中 Planning	不適用 N/A
藍塘道， 內地段5747號 Blue Pool Road, IL 5747	7,850	R	審批中 Pending Approval	56.7	計劃中 Planning	不適用 N/A

(A) 主要發展中物業 *(續)*
Major Properties Under Development *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地盤面積 (平方米) Site Area (sq.m.)	主要用途 Main Usage	總樓面面積 (平方米) Total Gross Floor Area (sq.m.)	集團應佔權益 (百分率) Group's Attributable Interest (%)	施工階段 Stage of Completion	預計落成日期 Expected Completion Date
上海 Shanghai						
港匯廣場 徐匯區 徐家匯華山路2228號 The Grand Gateway, 2228 Hua Shan Lu, Xujiahui, Xuhui District	50,788	R	32,300	66.3	RT2 建築上蓋 Superstructure	2006
		O	62,000		OT1	2005
		O	62,000		OT2 建築上蓋 Superstructure	2005
		S	19,200		建築上蓋 Superstructure	2005
恒隆廣場 靜安區 南京西路1266號 Plaza 66, 1266 Nan Jing Xi Lu, Jing An District	31,100	O	81,400	54.8	OT2 地基工程 Foundation	2006

C : 商鋪 Commercial
OT1 : 寫字樓第一座 Office Tower 1
RT2 : 住宅大樓第二座 Residential Tower 2
H : 酒店 Hotel
OT2 : 寫字樓第二座 Office Tower 2
S : 服務式寓所 Serviced Apartment
O : 寫字樓 Office
R : 住宅 Residential

(B) 主要已建成待售物業
Major Properties Completed For Sale

於二零零四年六月三十日
at 30 June 2004

地點 Location	主要用途 Main Usage	總樓面面積（平方米） Total Gross Floor Area (sq.m.)	集團應佔權益（百分率） Group's Attributable Interest (%)	住宅單位及車位數目 No. of residential units & carparking spaces
香港 Hong Kong				
君臨天下 柯士甸道西1號，九龍內地段11080號 The HarbourSide KIL 11080, 1 Austin Road West	R	128,845	56.7	1,122 units 864 carparking spaces
碧海藍天 深盛路8號，新九龍內地段6338號 AquaMarine NKIL 6338, 8 Sham Shing Road	R C	96,850* 22,350	51	1,616 units 516 carparking spaces
君逸山 迦密村街9號，九龍內地段11122號 Carmel-on-the-Hill KIL 11122, 9 Carmel Village Street	R C	10,654 2,131	56.7	188 units 58 carparking spaces

* *按原定協議，約三成住宅面積須交回政府。集團其後與政府就項目銷售後之淨收益分賬達成新協議。*
Under the original agreement, about 30% of the residential area was to be returned to the Government. A new agreement was later reached with the Government on the sharing of the net proceeds on property sales.

C : 商鋪 Commercial
R : 住宅 Residential

(C) 主要投資物業
Major Investment Properties

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓／工業 Office/Industrial	住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
香港 Hong Kong					
中環及金鐘 Central and Admiralty					
都爹利街6號印刷行，內地段339號 Printing House, 6 Duddell Street, IL339	2848	1,709	5,980	–	–
都爹利街1號浙江第一銀行中心，內地段7310號 Chekiang First Bank Centre, 1 Duddell Street, IL7310	2848	–	9,007	–	–
雪廠街22號樂成行，內地段644號 Baskerville House, 22 Ice House Street, IL644	2880	1,473	3,379	–	–
德輔道中4-4A號渣打銀行大廈，海傍地段103號A段及B段 Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Sections A&B of ML103	2854	4,814**	23,730**	–	16
金鐘道93號金鐘廊 Queensway Plaza, 93 Queensway	2012	6,923	–	–	–

(C) 主要投資物業 (續) Major Investment Properties (Continued)

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓／工業 Office/Industrial	住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
銅鑼灣及灣仔 Causeway Bay and Wanchai					
百德新街2-20號恒隆中心，內地段524號及749號 Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749	2864	8,613	22,161	–	126
銅鑼灣物業，百德新街、厚誠街、記利佐治街、加寧街、京士頓街、告士打道，海傍地段231號及52號，內地段469號及470號 Causeway Bay Properties, Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470	2842, 2864 & 2868	31,072	–	7,935	–
英皇道1號栢景臺，內地段8560號 Park Towers, 1 King's Road, IL 8560	2060*	1,101	–	–	250
港灣道6-8號瑞安中心15至28樓，內地段8633號 15/F–28/F, Shui On Centre, 6-8 Harbour Road, IL8633	2060*	–	16,722	–	42

(C) 主要投資物業 *(續)*
Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓／工業 Office/Industrial	住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
康山及鰂魚涌 Kornhill and Quarry Bay					
康山道1-2號康怡廣場，內地段8566號 Kornhill Plaza, 1-2 Kornhill Road, IL8566	2059*	53,080	10,577	-	1,069
康山道2號康蘭居，內地段8566號 Grand Plaza Apartments, 2 Kornhill Road, IL8566	2059*	-	-	35,275	-
英皇道734號樂基中心，內地段3507號 Stanhope House, 734 King's Road, IL3507	2007*	1,051	26,720	-	70
山頂及半山區 The Peak and Mid-Levels					
山頂道118號山頂廣場，市郊地段3號 The Peak Galleria, 118 Peak Road, RBL3	2047	12,500	-	-	493
花園道花園臺2-3號第二座，內地段896號及2850號 Block 2, Nos. 2&3 Garden Terrace, Garden Road, IL896 & IL2850	2078 & 2886	-	-	558	26
司徒拔道41C號御峰，內地段8870號 The Summit, 41C Stubbs Road, IL8870	2047	-	-	15,225	54

(C) 主要投資物業 *(續)*
Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	 寫字樓/工業 Office/Industrial	 住宅/寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
港島南區 Hong Kong South					
南灣道9號濱景園， 市郊地段994號 Burnside Estate, 9 South Bay Road, RBL994	2072	–	–	9,212	89
旺角及何文田 Mongkok and Ho Man Tin					
彌敦道688號旺角中心第一期， 九龍內地段1262號 Argyle Centre, Phase I, 688 Nathan Road, KIL1262	2060	101	2,300	–	–
彌敦道627-641A號雅蘭中心， 九龍內地段10246號 Grand Tower, 627-641A Nathan Road, KIL10246	2060	19,276	22,637	–	40
彌敦道625號麗斯大廈， 九龍內地段10234號 Ritz Building, 625 Nathan Road, KIL10234	2060	1,629	8,614	–	–
廣東道1112-1120號恒通大廈， 九龍內地段9708號 Hang Tung Building, 1112-1120 Canton Road, KIL9708	2045*	–	–	–	955
登打士街56號栢裕商業中心， 九龍內地段9590號 Park-In Commercial Centre, 56 Dundas Street, KIL9590	2044*	6,297	29,966	–	478

(C) 主要投資物業 *(續)*
Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓／工業 Office/Industrial	住宅／寓所 Residential/Apartment	車位數目 No. of Carparking Spaces
旺角及何文田 *(續)* Mongkok and Ho Man Tin *(Continued)*					
迦密村街9號君逸山， 九龍內地段11122號 Carmel-on-the-Hill, 9 Carmel Village Street, KIL11122	2050	2,131	-	-	-
尖沙咀及西九龍 Tsimshatsui and West Kowloon					
堪富利士道8號格蘭中心， 九龍內地段7725號及8026號 Grand Centre, 8 Humphreys Avenue, KIL7725 & KIL8026	2038	3,688	7,198	-	-
彌敦道221B-E號 恒福商業大廈， 九龍內地段10619號及8132號 Hanford House, 221B-E Nathan Road, KIL10619 & KIL8132	2037	2,443	3,892	-	-
深盛路8號碧海藍天， 新九龍內地段6338號 AquaMarine, 8 Sham Shing Road, NKIL6338	2050	22,350	-	-	-

(C) 主要投資物業 *(續)*
Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商鋪 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/Apartment	車位數目 No. of Carparking Spaces
牛頭角及觀塘 Ngau Tau Kok and Kwun Tong					
牛頭角道77號淘大商場, 新九龍內地段53號、1482號、 2660號及3947號 Amoy Plaza, 77 Ngau Tau Kok Road, NKIL53, NKIL1482, NKIL2660 & NKIL3947	2047	44,951	-	-	620
牛頭角道7號淘大工業中心, 新九龍內地段1744號 Amoycan Industrial Centre, 7 Ngau Tau Kok Road, NKIL1744	2047	-	8,589	-	-
茶果嶺道麗港城商場, 新九龍內地段6055號 Laguna Plaza, Cha Kwo Ling Road, NKIL6055	2047	15,619	-	-	165

(C) 主要投資物業 *(續)*
Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/Apartment	車位數目 No. of Carparking Spaces
長沙灣、葵涌及荃灣 Cheung Sha Wan, Kwai Chung and Tsuen Wan					
青山道476號百佳大廈, 新九龍內地段1761號 Park Building, 476 Castle Peak Road, NKIL1761	2047	-	13,522	-	-
荔枝角道822號北海集團大廈, 新九龍內地段5568號 CNT Group Building, 822 Lai Chi Kok Road , NKIL5568	2047	-	9,004	-	73
永康街9號, 新九龍內地段6229號 9 Wing Hong Street, NKIL6229	2047	-	35,223	-	95
荔景山道荔灣花園1A1、1A2、 5A、6A及6B號商舖, 測量約分4號地段3336號 Shops 1A1, 1A2, 5A, 6A & 6B, Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4	2047	3,109	-	-	172
青山道443-451號紅A中心, 丈量約分445號地段690號A段 Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445	2047	-	28,512	-	27
油柑頭青山公路123號汀蘭居, 荃灣市地段356號 The Bay Bridge, 123 Castle Peak Road, Yau Kom Tau, TWTL 356	2047	-	-	20,096	179

(C) 主要投資物業 *(續)*
Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓／工業 Office/Industrial	住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
上海 Shanghai					
徐匯區 徐家匯華山路2118號 港匯花園第一期 The Grand Gateway Garden I, 2118 Hau Shan Lu, Xujiahui, Xuhui District	2063	–	–	32,300	–
徐匯區 徐家匯虹橋路1號港匯廣場 The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District	2043	101,924	–	–	1,100
靜安區 南京西路1266號恒隆廣場 Plaza 66, 1266 Nan Jing Xi Lu, Jing An District	2044	51,700	78,200	–	494

* *可續期七十五年*
With an option to renew for a further term of 75 years

** *集團現擁有面積二萬二千一百零一平方米寫字樓之租金收入，其餘樓面之收租權益將於二零一二年交回本集團。*
The Group is now entitled to rental on 22,101 sq.m. of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012.

董事局欣然提呈截至二零零四年六月三十日止年度其報告及已審核財務報表以供省覽。

THE DIRECTORS HAVE PLEASURE IN SUBMITTING THEIR REPORT TOGETHER WITH THE AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004.

主要業務

本公司之主要業務為控股投資，並透過其附屬公司從事物業發展以供銷售及租賃，投資物業以供收租之用，以及其他投資。其他業務包括停車場管理及物業管理，並透過合營公司經營乾洗服務。

財政年度內按業務及地域性分析之本集團營業額及業績載於賬項附註第二項內。

Principal Activities

The principal activities of the Company are investment holding, and through its subsidiaries, property development for sale and leasing, property investment for rental income, and other investments. The Group also operates in car park management and property management, and through its jointly controlled entities, the Group is involved in the operation of dry-cleaning.

An analysis of the Group's turnover and trading results by business and geographical segments during the financial year is set out in Note 2 on the Accounts.

主要附屬公司及合營公司

本集團之主要附屬公司及合營公司，其營業及註冊地點、已發行股本／註冊資本等資料載於賬項附註第三十三及三十四項內。

Principal Subsidiaries and Jointly Controlled Entities

A list of principal subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 33 and 34 on the Accounts.

業績

本集團截至二零零四年六月三十日止年度之溢利及本公司與本集團於該日之財政狀況載於第七十八至一百三十八頁之財務報表內。

Financial Results

The profit of the Group for the year ended 30 June 2004, and the state of affairs of the Company and of the Group at that date are set out in the financial statements on pages 78 to 138.

十年財務概要

本集團過去十個財政年度之業績、資產及負債概要載於本年報第四及五頁內。

Ten Year Summary

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 4 and 5 of the annual report.

股息

董事現建議派發末期股息每股三角六仙，連同於二零零四年四月二十三日已派發之中期股息每股一角二仙，截至二零零四年六月三十日止年度之全年派息將合共為每股四角八仙。擬派發之末期股息倘於二零零四年十一月二十三日舉行之股東週年大會中獲股東通過，將於二零零四年十一月二十六日派發予於二零零四年十一月十日名列股東名冊之股東。

主要供應商及客戶

年內本集團五大供應商合共所佔之購貨額百分比及本集團五大客戶合共所佔之營業額或銷售額百分比各不超過本集團本年度總購貨額及總營業額或銷售額百分之三十。

儲備

年內本公司及本集團之儲備變動情況載於賬項附註第二十四項內。

捐款

年內本集團之捐款為港幣六百三十萬元(二零零三年：港幣一千二百二十萬元)。

固定資產

年內固定資產之變動詳情載於賬項附註第十項內。

銀行貸款及透支

本集團於二零零四年六月三十日之銀行貸款及透支情況載於賬項附註第十七項內。

資本化之借貸支出

年內本集團資本化之借貸支出款項為港幣一億二千七百二十萬元(二零零三年：港幣一億七千萬元)。

集團主要物業

本集團主要物業於二零零四年六月三十日之詳情載於本年報第三十八至四十八頁內。

股本

於本年度內，由於根據本公司股份期權計劃行使期權而發行股份，已發行及繳足股本因而增加二百八十九萬八千(二零零三年：八十二萬)股。年內本公司股本之變動詳情載於賬項附註第二十三項內。

Dividends

The directors now recommend a final dividend of 36 cents per share which, together with the interim dividend of 12 cents per share paid on 23 April 2004, makes a total of 48 cents per share in respect of the year ended 30 June 2004. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 23 November 2004, will be paid on 26 November 2004 to shareholders whose names appear on the Register of Members on 10 November 2004.

Major Suppliers and Customers

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

Reserves

Movements in the reserves of the Company and of the Group during the year are set out in Note 24 on the Accounts.

Donations

Donations made by the Group during the year amounted to HK$6.3 million (2003: HK$12.2 million).

Fixed Assets

Details of movements in fixed assets during the year are set out in Note 10 on the Accounts.

Bank Loans and Overdrafts

Particulars of bank loans and overdrafts of the Group as at 30 June 2004 are set out in Note 17 on the Accounts.

Borrowing Costs Capitalisation

Borrowing costs capitalised by the Group during the year amounted to HK$127.2 million (2003: HK$170.0 million).

Major Group Properties

Details of major properties of the Group as at 30 June 2004 are set out on pages 38 to 48 of the annual report.

Share Capital

During the year, the issued and fully paid share capital was increased by the issue of 2,898,000 (2003: 820,000) shares as a result of the exercise of share options under the Company's share option schemes. Details of movements in share capital of the Company during the year are set out in Note 23 on the Accounts.

本公司之上市附屬公司之股本

於本年度內，三萬七千二百八十五股(二零零三年：無)本公司之上市附屬公司恒隆地產有限公司(「恒隆地產」)之可換股累積優先股獲轉換為普通股股份，因而發行二千八百五十六萬零三百一十股(二零零三年：無)恒隆地產之普通股。

年內由於恒隆地產之全資附屬公司 HLP International Treasury Limited 發行之三點四厘於二零零七年到期之擔保可換股債券(「債券」)獲行使附有之轉換權，已發行及繳足股本因而再增加發行三億八千二百萬零六千五百五十三股(二零零三年：無)普通股。於二零零四年六月三十日，所有債券已獲轉換或贖回。

董事

於本報告日之本公司董事如下，彼等之簡歷載於本年報第二十八至三十五頁內。

姓名	職銜	年齡	擔任本公司董事之時間(年計)
陳啟宗	主席	54	32
殷尚賢	副主席(獨立非執行董事)	73	34
袁偉良	董事總經理	53	16
陳樂宗	非執行董事	53	18
陳樂怡	獨立非執行董事	56	7
鄭漢鈞	獨立非執行董事	77	11
何世良	執行董事	66	11
葉錫安	獨立非執行董事	55	6
廖約克	獨立非執行董事	58	1
吳士元	執行董事	44	3

遵照本公司組織章程細則第一百零三、一百零四及一百一十八條規定，鄭漢鈞先生、葉錫安先生及吳士元先生輪值告退，惟願膺選連任。

Share Capital of the Company's Listed Subsidiary

During the year, 37,285 (2003: Nil) Convertible Cumulative Preference Shares of the Company's listed subsidiary, Hang Lung Properties Limited ("HLP"), were converted which resulted in the issue of 28,560,310 (2003: Nil) ordinary shares of HLP.

The issued and fully paid ordinary share capital of HLP was further increased during the year by an additional issue of 382,006,553 (2003: Nil) ordinary shares as a result of the exercise of conversion rights attaching to the 3.4% Guaranteed Convertible Bonds due 2007 issued by HLP's wholly-owned subsidiary, HLP International Treasury Limited ("Convertible Bonds") in 2002. All Convertible Bonds have been converted or redeemed as at 30 June 2004.

Directors

The directors of the Company as at the date of this report are as follows and their brief biographical details are set out on pages 28 to 35 of the annual report.

Name	Position Held	Age	Length of Directorship (in years)
Ronnie C. Chan	Chairman	54	32
S.S. Yin	Vice Chairman (Independent Non-Executive Director)	73	34
Nelson W.L. Yuen	Managing Director	53	16
Gerald L. Chan	Non-Executive Director	53	18
Laura L.Y. Chen	Independent Non-Executive Director	56	7
H.K. Cheng	Independent Non-Executive Director	77	11
Wilfred S.L. Ho	Executive Director	66	11
Simon S.O. Ip	Independent Non-Executive Director	55	6
York Liao	Independent Non-Executive Director	58	1
Terry S.Y. Ng	Executive Director	44	3

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Mr. H.K. Cheng, Mr. Simon S.O. Ip and Mr. Terry S.Y. Ng retire from the board by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

董事之服務合約

非執行董事及獨立非執行董事之任職屆滿日期與彼等遵照本公司組織章程細則之條文之預期輪值告退日期一致。執行董事概無與本公司訂立一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

股東於股東週年大會上授權董事局釐定董事袍金，而本公司之提名及薪酬委員會將建議金額並交由董事局採納。每位執行董事之薪酬總額亦由提名及薪酬委員會決定。

擬於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立於一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

董事之合約權益

於年結日或年內任何時間，概無任何本公司董事在本公司或其任何附屬公司之任何重要合約中直接或間接擁有重大權益。

董事於股份、相關股份及債權證之權益及淡倉

於二零零四年五月二十日，本公司及本公司之上市附屬公司恒隆地產有限公司分別根據各自之股份期權計劃，向下列董事授予可認購本公司股份及上市附屬公司普通股股份之期權。有關期權可分四期行使，於二零零五年五月二十日起可行使第一個百分之二十五，二零零六年五月二十日起可行使第二個百分之二十五，二零零七年五月二十日起可行使第三個百分之二十五，二零零八年五月二十日起可行使餘下之百分之二十五，而全部股份期權之行使期將於二零一四年五月十九日屆滿。

	本公司			恒隆地產有限公司		
董事姓名	股份期權股數	每股股份行使價	獲授股份期權而支付之代價	股份期權股數	每股普通股股份行使價	獲授股份期權而支付之代價
陳啟宗	5,090,000	9.45港元	1.00港元	5,090,000	9.20港元	1.00港元
袁偉良	3,000,000	9.45港元	1.00港元	7,126,000	9.20港元	1.00港元
何世良	1,388,000	9.45港元	1.00港元	3,239,000	9.20港元	1.00港元
吳士元	1,388,000	9.45港元	1.00港元	3,239,000	9.20港元	1.00港元

Directors' Service Contracts

The appointments of non-executive director and independent non-executive directors are for specific terms which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association. The executive directors do not have any service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation).

The shareholders authorised the board of directors to fix the directors' fee at the annual general meeting. The Nomination and Remuneration Committee of the Company will recommend the amount for adoption by the board of directors. The remuneration package of each executive director is also determined by the Nomination and Remuneration Committee.

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Directors' Interests in Contracts

No contract of significance to which the Company or any of its subsidiaries was a party, and in which a director of the Company was materially interested, whether directly or indirectly, subsisted at any time during the year or at the end of the year.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

On 20 May 2004, the following directors had been granted options to subscribe for shares in the Company and for ordinary shares in the Company's listed subsidiary, Hang Lung Properties Limited under their respective Share Option Schemes. The options granted are exercisable in 4 tranches, i.e. the first 25% from 20 May 2005, the second 25% from 20 May 2006, the third 25% from 20 May 2007 and the balance 25% from 20 May 2008 , all expiring on 19 May 2014, as follows:

	The Company			**Hang Lung Properties Limited**		
Name of Directors	No. of Option Shares	Exercise Price Per Share	Consideration paid for the Option Granted	No. of Option Shares	Exercise Price Per Ordinary Share	Consideration paid for the Option Granted
Ronnie C. Chan	5,090,000	HK$9.45	HK$1.00	5,090,000	HK$9.20	HK$1.00
Nelson W.L. Yuen	3,000,000	HK$9.45	HK$1.00	7,126,000	HK$9.20	HK$1.00
Wilfred S.L. Ho	1,388,000	HK$9.45	HK$1.00	3,239,000	HK$9.20	HK$1.00
Terry S.Y. Ng	1,388,000	HK$9.45	HK$1.00	3,239,000	HK$9.20	HK$1.00

根據證券及期貨條例(「證券條例」)第XV部或根據上市公司董事進行證券交易的標準守規須知會本公司及香港聯合交易所有限公司，或根據證券條例第三百五十二條規定須予備存之登記冊所記錄，董事及其聯繫人於二零零四年六月三十日持有本公司及其相聯法團之股份及相關股份之權益如下：

	本公司			恒隆地產有限公司		
	每股面值港幣一元之股份		股份期權#	每股面值港幣一元之普通股股份		股份期權#
董事姓名	股份權益	已發行股本之百分率	股份數目	股份權益	已發行股本之百分率	股份數目
陳啟宗	-	-	5,090,000	-	-	5,090,000
殷尚賢	-	-	-	-	-	-
袁偉良	-	-	5,500,000 *(附註)*	-	-	7,126,000
陳樂宗	-	-	-	-	-	-
陳樂怡	-	-	-	-	-	-
鄭漢鈞	-	-	-	-	-	-
何世良	-	-	2,638,000 *(附註)*	-	-	3,239,000
葉錫安	-	-	-	-	-	-
廖約克	-	-	-	-	-	-
吳士元	-	-	2,638,000 *(附註)*	-	-	3,239,000

 # 尚未行使

附註

姓名	股份數目	授出日期	行使價	股份期權之行使期
袁偉良	2,500,000	二零零零年二月二十四日	6.12元	二零零一年二月二十四日至二零一零年二月二十三日
	3,000,000	二零零四年五月二十日	9.45元	二零零五年五月二十日至二零一四年五月十九日
何世良	1,250,000	二零零零年二月二十四日	6.12元	二零零一年二月二十四日至二零一零年二月二十三日
	1,388,000	二零零四年五月二十日	9.45元	二零零五年五月二十日至二零一四年五月十九日
吳士元	1,250,000	二零零一年十一月一日	5.87元	二零零二年十一月一日至二零一一年十月三十一日
	1,388,000	二零零四年五月二十日	9.45元	二零零五年五月二十日至二零一四年五月十九日

除以上所披露外，並無本公司董事或彼等之任何聯繫人持有本公司或任何相聯法團之股份、相關股份或債權證中之權益及淡倉。

除以上所述外，於年內任何時間，本公司或其任何附屬公司概無作出任何安排使本公司董事(包括彼等之配偶及未滿十八歲之子女)可藉購入本公司或任何其他機構之股份或債權證而獲益。

As at 30 June 2004, the directors and their associates had the following interests in the shares and underlying shares of the Company and its associated corporations which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Part XV of the Securities and Futures Ordinance ("SFO") or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein:

	The Company			Hang Lung Properties Limited		
	Shares of HK$1.00 each		Share Options#	Ordinary Shares of HK$1.00 each		Share Options#
Name of Directors	Interests in Shares	% of Issued Capital	No. of Shares	Interests in Shares	% of Issued Capital	No. of Shares
Ronnie C. Chan	-	-	5,090,000	-	-	5,090,000
S.S. Yin	-	-	-	-	-	-
Nelson W.L. Yuen	-	-	5,500,000 *(Note)*	-	-	7,126,000
Gerald L. Chan	-	-	-	-	-	-
Laura L.Y. Chen	-	-	-	-	-	-
H.K. Cheng	-	-	-	-	-	-
Wilfred S.L. Ho	-	-	2,638,000 *(Note)*	-	-	3,239,000
Simon S.O. Ip	-	-	-	-	-	-
York Liao	-	-	-	-	-	-
Terry S.Y. Ng	-	-	2,638,000 *(Note)*	-	-	3,239,000

 # not yet exercised

Note

Name	*No. of Shares*	*Date Granted*	*Exercise Price*	*Period during which options exercisable*
Nelson W.L. Yuen	*2,500,000*	*24 Feb. 2000*	*$6.12*	*24 Feb. 2001 to 23 Feb. 2010*
	3,000,000	*20 May 2004*	*$9.45*	*20 May 2005 to 19 May 2014*
Wilfred S.L. Ho	*1,250,000*	*24 Feb. 2000*	*$6.12*	*24 Feb. 2001 to 23 Feb. 2010*
	1,388,000	*20 May 2004*	*$9.45*	*20 May 2005 to 19 May 2014*
Terry S.Y. Ng	*1,250,000*	*1 Nov. 2001*	*$5.87*	*1 Nov. 2002 to 31 Oct. 2011*
	1,388,000	*20 May 2004*	*$9.45*	*20 May 2005 to 19 May 2014*

Save as disclosed above, none of the directors of the Company or any of their associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation.

Other than as stated above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company (including their spouse and children under 18 years of age) to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東及其他人士於股份及相關股份之權益及淡倉

根據證券及期貨條例(「證券條例」)第三百三十六條規定須予備存之登記冊所記錄，主要股東及依據證券條例第XV部須披露其權益之其他人士於二零零四年六月三十日持有本公司之股份及相關股份之權益以及淡倉之詳情如下：

(a) 股份權益

	持有股份數目		已發行股本之百分率
陳譚慶芬	493,463,580	*(附註1)*	37.17
Cole Limited	493,463,580	*(附註1)*	37.17
Kingswick Investment Limited	93,000,000	*(附註2)*	7.01
The Capital Group Companies, Inc.	89,937,000		6.77

附註

1. 此等股份與一信託基金所持有之股份為同一批股份。陳譚慶芬女士為該信託基金之成立人。

2. Kingswick Investment Limited 所持有之九千三百萬股股份已包括在上述由陳譚慶芬／Cole Limited 所持有之四億九千三百四十六萬三千五百八十股股份之數目內。

(b) 淡倉及相關股份

除以上(a)段所披露者外，根據證券條例第三百三十六條規定須予備存之登記冊所記錄，並無已知會本公司之其他權益。

購回、出售或贖回上市證券

年內本公司或其任何附屬公司並無購回、出售或贖回本公司之任何上市證券。

遵守最佳應用守則

整年內本公司均遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

As at 30 June 2004, details of substantial shareholders' and other persons' (who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance ("SFO")) interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

(a) Interests in Shares

	No. of Shares Held	% of Issued Capital
CHAN TAN Ching Fen	493,463,580 *(Note 1)*	37.17
Cole Limited	493,463,580 *(Note 1)*	37.17
Kingswick Investment Limited	93,000,000 *(Note 2)*	7.01
The Capital Group Companies, Inc.	89,937,000	6.77

Notes

1. *These shares were the same parcel of shares held by a trust of which Ms. CHAN TAN Ching Fen was the founder.*
2. *The 93,000,000 shares held by Kingswick Investment Limited were included in the above-mentioned number of 493,463,580 shares held by Ms. CHAN TAN Ching Fen / Cole Limited.*

(b) Short Positions in Shares and Underlying Shares

Save as disclosed in paragraph (a) above, no other interest required to be recorded in the register kept under Section 336 of the SFO has been notified to the Company.

Purchase, Sale or Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Compliance with the Code of Best Practice

Throughout the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

遵守上市規則附錄十所載之標準守則

就董事之證券交易，本公司已採納一套不低於上市規則附錄十所載之標準守則(「守則」)所規定之標準之行為守則(「行為守則」)，本公司並向所有董事作出特定查詢，彼等已遵守守則及行為守則所規定之標準。

足夠公眾持股量

於二零零四年九月八日，即在本年報刊發前之最後實際可行日期，根據本公司可以得悉而本公司董事亦知悉之公開資料，本公司相信公眾人士持有本公司證券之數量高於有關指定之最低百分比。

核數師

本公司將於即將舉行之股東週年大會上提出決議案，建議再度委任畢馬威會計師事務所為本公司核數師，直至下屆股東週年大會結束為止。

承董事局命

秘書
程式榮*謹啟*

香港，二零零四年九月八日

Compliance with the Model Code Set Out in Appendix 10 to the Listing Rules

The Company has adopted a code of conduct regarding securities transactions by directors ("Code of Conduct") on terms no less exacting than the required standard set out in the Model Code set out in Appendix 10 to the Listing Rules ("the Code") and the Company has made specific enquiry of all directors that they have complied with the required standard set out in the Code and the Code of Conduct.

Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the directors of the Company as at 8 September 2004, the latest practicable date prior to the issue of this annual report, the Company believes that the number of securities of the Company which are in the hands of the public is above the relevant prescribed minimum percentage.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Robin S.W. Ching
Secretary

Hong Kong, 8 September 2004



眾志成城

United as One

我們緊貼社會步伐，為明天付出每分力量。

We are a community working towards a better future.



企業公民政策
Corporate Citizenship

公司管治

本公司矢志維持高質素之公司管治，整年內均遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

下表列出本公司之公司管治架構：



董事局
陳啟宗(主席)
殷尚賢*(副主席)
袁偉良(董事總經理)
陳樂宗#
陳樂怡*
鄭漢鈞*
何世良(執行董事)
葉錫安*
廖約克*
吳士元(執行董事)
提名及薪酬委員會
鄭漢鈞*(主席)
陳樂怡*
葉錫安*
廖約克*
公司秘書
程式榮
審核委員會
葉錫安*(主席)
陳樂怡*
鄭漢鈞*
廖約克*
董事局執行委員會
陳啟宗
袁偉良
何世良
吳士元
董事總經理
袁偉良
內部審計師

非執行董事
* 獨立非執行董事

CORPORATE GOVERNANCE

The Company is committed to maintain high corporate governance practices and has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

The following chart illustrates the Company's corporate governance structure:


Board of Directors
Ronnie C. Chan (Chairman)
S.S. Yin* (Vice Chairman)
Nelson W.L. Yuen (Managing Director)
Gerald L. Chan#
Laura L.Y. Chen*
H.K. Cheng*
Wilfred S.L. Ho (Executive Director)
Simon S.O. Ip*
York Liao*
Terry S.Y. Ng (Executive Director)
Nomination and Remuneration Committee
H.K. Cheng* (Chairman)
Laura L.Y. Chen*
Simon S.O. Ip*
York Liao*
Company Secretary
Robin S.W. Ching
Audit Committee
Simon S.O. Ip* (Chairman)
Laura L.Y. Chen*
H.K. Cheng*
York Liao*
Executive Committee of The Board of Directors
Ronnie C. Chan
Nelson W.L. Yuen
Wilfred S.L. Ho
Terry S.Y. Ng
Managing Director
Nelson W.L. Yuen
Internal Auditor
Non-Executive Director
* Independent Non-Executive Director

董事局

董事局之現有成員包括四名執行董事，五名獨立非執行董事及一名非執行董事。獨立非執行董事具備適當之專業資格或相關之財務管理專長，並將豐富之業務及財務經驗對董事局作出貢獻。董事局每年舉行最少兩次全體會議，以批准中期業績和末期業績以及擬派中期股息和末期股息，並於有需要時開會商議各類重大交易，包括發行債券、重大收購及出售，以及關連交易(如有)。董事局於二零零三／零四年度內舉行了五次會議，其平均出席率為百分之七十五。

所有董事均可取得以任何形式記錄之適時資料，於有需要時作出進一步查詢。彼等負責確保領導層之連續性；設定卓越之業務策略；確保資金和管理資源足以應付業務策略之推行；並確保財務及內部監控制度健全；業務運作符合適用之法律及規例。

遵照本公司之組織章程細則，新委任之董事須於應屆股東週年大會(「大會」)獲股東重選方可連任。此外，董事人數三分之一須於大會輪值告退，並須獲股東重選方可連任。非執行董事及獨立非執行董事之任職屆滿日期與彼等之預期輪值告退日期一致。

Board of Directors

The Board of Directors currently comprises four executive directors, five independent non-executive directors and one non-executive director. The independent non-executive directors possess appropriate professional qualifications or related financial management expertise and have brought a wide range of business and financial experience to the Board. Full Board Meeting is held at least twice a year to approve interim and final results and to propose interim and final dividends. It is also held as and when necessary to discuss significant transactions, including issuance of debt securities, material acquisitions and disposals, and connected transactions, if any. There were five meetings of the Board of Directors in 2003/04 and the average attendance rate was 75%.

All the directors have access to timely information in any form and make further enquiries where necessary. They are responsible for ensuring continuity of leadership, development of sound business strategies, availability of adequate capital and managerial resources to implement the business strategies adopted, adequacy of systems of financial and internal controls and conduct of business in conformity with applicable laws and regulations.

In accordance with the Company's Articles of Association, new appointments to the Board are subject to re-election by shareholders at the upcoming Annual General Meeting ("AGM"). Besides, one-third of the directors will retire from office by rotation for re-election by shareholders at the AGM. Non-executive director and independent non-executive directors are appointed for specific terms, which coincide with their expected dates of retirement by rotation.

執行委員會

本公司之董事局執行委員會乃於一九八九年成立，現有成員包括全部四名執行董事。彼等每週定期舉行最少一次會議，藉以制定本公司之策略性方向及監察管理層之表現。每位執行董事均完全清楚那些事項須交由董事局全體決定、那些事項可交由執行委員會或管理層負責。

Executive Committee

The Executive Committee of The Board of Directors of the Company was formed in 1989. Its present members are the four executive directors who meet regularly at least once a week to establish the strategic direction of the Company, and to monitor the performance of management. Each of them has full understanding on determining which issues require a decision of the full Board and which can be delegated by the Board to the Committee or management.

審核委員會

審核委員會乃於一九九九年由董事局設立，其成員包括四名獨立非執行董事，彼等均擁有適當之專業資格或相關之財務管理專長。審核委員會每年舉行最少兩至三次會議，與會者包括外聘核數師及內部審計師、財務董事及公司秘書，以討論核數工作之一般範疇及評核集團之內部監控。審核委員會於有需要時與外聘核數師另行開會(管理層並不列席)。於二零零三／零四年度內，審核委員會舉行了兩次會議，其平均出席率為百分之七十一。

審核委員會之職權範圍包括下列各項：

- 考慮外聘核數師之委任事宜及與辭職或撤職有關之任何問題；
- 與外聘核數師討論審核性質和範圍；
- 審閱中期業績和末期業績；
- 討論因審核引起之問題及保留意見(如有)；
- 檢討內部審計程序，並確保內部審計功能擁有足夠資源及在本公司內部享有適當地位；及
- 考慮內部調查(如有)之重點結果及管理層之反應。

Audit Committee

An Audit Committee was established by the Board in 1999, which comprises four independent non-executive directors with appropriate professional qualifications or related financial management expertise. Meetings are held at least two to three times a year and are attended by external and internal auditors, finance director and company secretary for the purpose of discussing the general scope of audit work and assessing the group's internal controls. Separate meetings will also be held with external auditors (in the absence of management) as and when required. The Audit Committee held two meetings in 2003/04 and the average attendance rate was 71%.

The terms of reference of the Audit Committee include the following:

- to consider the appointment of external auditors and any questions of resignation or dismissal;
- to discuss with external auditors the nature and scope of the audit;
- to review the interim and final results;
- to discuss problems and reservations arising from audits, if any;
- to review the internal audit programme, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company; and
- to consider the major findings of internal investigations, if any, and management's response.

審核委員會獲董事局授權，可調查其職權範圍內之任何事項；向任何僱員索取任何所需資料，而所有僱員均須就審核委員會之要求作出通力合作；向外界法律人士或其他獨立專業人士尋求意見；及於有需要時邀請具有相關經驗和專才之外界人士參與會議。

The Committee is authorised by the Board to investigate any activity within its terms of reference; to seek any information it requires from any employee and all employees are directed to co-operate with any requests made by the Committee; to obtain outside legal or other independent professional advice; and to secure the attendance of outsiders with relevant experience and expertise if necessary.

提名及薪酬委員會

提名及薪酬委員會乃於二零零三年六月設立，其成員包括四名獨立非執行董事。於二零零三／零四年度內，提名及薪酬委員會舉行了兩次會議，其平均出席率為百分之七十五。

該委員會之主要職責包括下列各項：

- 當董事局出現空缺時，物色董事人選及向董事局作出提名以便董事局進行審批；
- 定期審閱董事局之架構、人數及組合(包括才能、知識及經驗)，就任何改變向董事局作出建議；
- 不時審閱機構內對執行及非執行領導層之需求，確保機構能持續保持有效的市場競爭能力；
- 與董事局釐定及協商有關制定執行董事薪酬之體制或概要政策；
- 在協定之政策範圍內，決定每位執行董事之個別薪酬總額，包括任何退休福利、花紅、獎勵金及股份期權；
- 留意全公司或整個集團內有關僱員福利架構之任何重大轉變並作出建議；及
- 確保符合公司條例及上市規則所載有關披露薪酬(包括退休金)之條文之規定。

Nomination and Remuneration Committee

A Nomination and Remuneration Committee was set up in June 2003, constituted by four independent non-executive directors. The Committee held two meetings in 2003/04 and the average attendance rate was 75%.

The terms of reference of the Committee include the following:

- to identify and nominate, for the approval of the Board, candidates to fill Board vacancies as and when they arise;
- to regularly review the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any changes;
- to keep under review the leadership needs of the organisation, both executive and non-executive, with a view to ensuring the continued ability of the organisation to compete effectively in the marketplace;
- to determine and agree with the Board the framework or broad policy for the remuneration of the executive directors;
- within the terms of the agreed policy, to determine the total individual remuneration package of each executive director including any retirement benefits, bonuses, incentive payments and share options;
- to be aware of and advise on any major changes in employee benefit structures throughout the Company or Group; and
- to ensure that provisions regarding disclosure of remuneration including pensions, as set out in the Companies Ordinance and Listing Rules, are fulfilled.

主席

主席負責董事局之運作，並確保所有董事履行職務及對董事局作出貢獻。彼亦負責確保制定本公司之策略性方向，及確使所有董事收取有關本公司之策略及政策之足夠資料。

Chairman

The Chairman is responsible for the running of the Board and ensuring that all directors perform their functions and contribute to the Board. He is also responsible for ensuring the establishment of strategic direction of the Company, and will make sure that all directors have received adequate information on the Company's strategies and policies.

董事總經理

董事總經理負責公司業務之營運及推行董事局採納之政策及策略。彼亦按照董事局之指示及公司條例之規定負責管理本公司之日常運作。並負責確保財務及內部監控制度健全，及業務運作符合適用之法律及規例。董事總經理主持本公司每月舉行之部門營運會議，並與各部門主管和內部審計師每半年舉行財政預算會議。

Managing Director

The Managing Director is responsible for operating the business of the Company and implementing policies and strategies adopted by the Board of Directors. He is in charge of the Company's day to day management in accordance with the instructions issued by the Board, and regulations under the Companies Ordinance. He is responsible for ensuring adequacy of systems of financial and internal controls and conduct of business in conformity with applicable laws and regulations. The Managing Director chairs the monthly meetings of the Company's various operational divisions. He also conducts semi-annual budget meetings with divisional heads and the Internal Auditor.

公司秘書

公司秘書負責向董事局確保本公司依循程序及遵守適用法律及規例，所有董事均可獲公司秘書提供意見及服務。公司秘書亦就公司管治及最佳應用守則之施行事宜向主席及董事局提供意見。

Company Secretary

All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that procedures are followed and that applicable laws and regulations are complied with. The Company Secretary is also a source of advice to the Chairman and to the Board on Corporate Governance and the implementation of the Code of Best Practice.

責任及內部審計

本公司之賬項乃按照上市規則、公司條例及香港公認會計原則之規定而編製，並貫徹採用合適之會計政策及作出審慎及合理之判斷和估計。董事於財務報告內致力確保就本公司之狀況和前景所作出之評估乃持平及容易理解。

本公司對收入、資本支出和營業支出均設有週全及有效之內部監控制度，並確保本公司之資產受妥善保護及不被挪用；每項運作均獲適當之管理層授權及符合文件程序；確保本公司保存正確之會計記錄及確保財務資料可靠。每年度均編製財政預算，經董事局批准方予採納，並每月向董事局提交業績與預算之比較，以維持有效內部監控制度。

內部審計師並不界入本公司之日常運作及會計職務，直接向審核委員會及董事總經理定期作出匯報。彼可審閱本集團所有業務操作及內部監控資料而不受規限，並定期審計各項常規、程序、開支及內部監控制度。

Accountability and Internal Audit

The Company's accounts are prepared in accordance with the Listing Rules, Companies Ordinance and also the accounting principles generally accepted in Hong Kong. Appropriate accounting policies are selected and applied consistently; judgements and estimates made are prudent and reasonable. The directors endeavour to ensure a balanced and understandable assessment of the Company's position and prospects in financial reporting.

The Company maintains a comprehensive and effective internal control system on income and capital and revenue expenditures. It also makes sure that the Company's assets are well protected and there is no misappropriation of assets; that authorisation by appropriate level of management has been obtained and documented for every aspect of operations; that proper accounting records are maintained and financial information are reliable. Annual budgets are prepared and are subject to Board approval before being adopted. Results of operations against budgets are reported monthly to the Board, so as to maintain an effective internal control system.

The Internal Auditor, who is independent of the Company's daily operations and accounting functions, reports directly to the Audit Committee and the Managing Director on a regular basis. He has unlimited access to review all aspects of activities and internal controls of the Group, and regularly conducts audits of the practices, procedures, expenditure and internal controls.

行為守則

本公司自一九九四年起採納集團行為守則（「行為守則」），並不時補充最新資料，為員工列出包括下列事宜之清晰指引：

- 防止賄賂條例；
- 索取、收受及提供利益；
- 可接受之款宴性質及次數；
- 正確使用專利資料；
- 處理利益衝突；
- 正確使用本公司之資產及資源；
- 業務伙伴借貸往來之限制；
- 於辦公時間以外之個人操守，包括兼職事宜；及
- 買賣公司股份。

行為守則亦就其他事宜列出指引，包括與供應商、承辦商、客戶及消費者之關係；對股東和財經界之責任；以及僱傭常規。

為監察及貫徹行為守則之遵從，各部門經理負責確保其下屬充分瞭解及遵守該等準則和規定。違規之僱員會受到處分，包括被勒令離職。並會向廉政公署或其他有關機構舉報涉嫌貪污或其他罪行。倘任何董事查詢關於股東、潛在股東、客戶、消費者、供應商、承辦商及本公司之僱員所作出之投訴，公司秘書須直接向該董事作出回答，以確保有關投訴獲公平及有效率之處理。

此外，所有高於界定職級的僱員均須每半年填寫並簽署「利益申報」，披露其直接或間接在本公司及其附屬公司及聯營公司持有之利益，以確保所有業務管理均按照最高的實務準則及公司管治準則進行。

Code of Conduct

The Company has adopted a corporate code of conduct since 1994 ("the Code of Conduct") which is updated from time to time, setting out clear guidelines for staff on matters such as:

- Prevention of Bribery Ordinance;
- solicitation, acceptance and offer of advantages;
- acceptable nature and frequency of entertainment;
- proper use of proprietary information;
- handling of conflict of interest situations;
- proper usage of the Company's assets and resources;
- restriction on loans to and from business associates;
- personal conduct outside hours of work, including outside employment; and
- transactions in the Company's shares.

The Code of Conduct also sets out guidelines on matters in relation to suppliers and contractors; customers and consumers; responsibilities to shareholders and the financial community; and employment practices.

In order to monitor and enforce the compliance of the Code of Conduct, functional managers are responsible for ensuring their subordinates understand well and comply with the standards and requirements as stipulated. Any violation thereof will result in the staff being disciplined, including termination of employment. Suspected corruption or other forms of criminality will be reported to the Independent Commission Against Corruption or appropriate authorities. The Company Secretary will also answer directly to any Board member for impartial and efficient handling of complaints received from all shareholders and potential shareholders; customers and consumers; suppliers and contractors and all employees of the Company.

Also, all employees above a designated level are required to complete and sign a "Statement of Interest" bi-annually declaring their interest, directly or indirectly, with the Company and its subsidiaries and associated companies, so as to make sure that all operations are managed in accordance with the highest standards of practice and corporate governance.

香港專業管理學會最佳年報頒獎典禮

二零零三年最佳年



HKMA Best Annual Reports Awards Presentation

股東關係

本公司之股東週年大會(「大會」)為董事局與本公司之股東提供溝通良機。董事局及各委員會之主席一般均出席大會，以解答股東提出之疑問。外聘核數師亦每年出席大會。大會通告及有關文件於大會舉行日期前最少二十一日寄予股東。股東均踴躍出席大會。

Relations with Shareholders

The Company's Annual General Meeting ("AGM") provides a good opportunity for communication between the Board and the Company's shareholders. Chairman of the Board and Committees are normally present to answer queries raised by shareholders. External auditors also attend the AGM every year. Notice of the AGM and related papers are sent to shareholders at least 21 calendar days before the meeting. It is well participated by the shareholders.

透明度及披露

本公司致力向股東和投資者披露其業務之相關資料，除透過本公司之年報及中期報告外，並定期與分析員會面、舉行記者會及發放新聞稿等。投資者、傳媒或公眾人士之所有查詢，均由執行董事、公司秘書或適當之高層管理人員負責解答。

任何人士均可透過互聯網查閱本公司之資料。除提供財務等傳統資料外，本公司之網頁亦提供本公司其他最新資料，包括可供出售物業、租賃物業、公司已發行股本、主要股東之股份權益、公司大事紀要、供分析員及投資者參考之公司資料，以及經常提問之問題等。

Transparency and Disclosure

The Company is committed to disclose relevant information on its activities to its shareholders and investors through regular analysts' briefings, press conferences and press releases, apart from the Company's annual and interim reports. All inquiries from investors, media or the public are responded to by executive directors, company secretary or appropriate members of senior management.

The Company's information is also accessible to all via the internet. Besides providing the traditional financial data, the Company's website also includes the most updated information on the Company including properties available for sale and let, latest issued capital, updated substantial shareholders' interests in shares, major corporate events, presentation for analysts and investors, and most frequently asked questions.

公益事務

在社區服務方面，恒隆繼續專注於年青人教育。集團設立「恒隆數學獎」，透過一項嚴謹的數學研究比賽，鼓勵香港中學生發揮創意思維。該項在亞洲首次舉行之比賽，乃由菲爾茲獎得主丘成桐教授所提倡，並由香港中文大學數學科學研究所聯同政府教育統籌局屬下之香港教育城合辦。

截至二零零四年六月，比賽名單中有來自香港五十間中學共八十隊參賽隊伍。一個由世界級數學家組成之學術委員會，將負責就各參賽報告作出公允之評審，並選出最多八隊獲獎隊伍。獎項包括隊員獎學金、老師領導獎金及學校的發展基金等。

恒隆深信，「恒隆數學獎」有助香港發展成為一個知識為本之經濟。同時，恒隆希望可藉此引發新思維，令多個範疇的行業及服務受惠。

SOCIAL RESPONSIBILITY

When it comes to community relations, Hang Lung has continued to focus on youth education. It has launched the Hang Lung Mathematics Awards to encourage innovative thinking among Hong Kong's secondary school students through a rigorous mathematics research competition. This competition, the first of its kind in Asia, is the brainchild of Fields Medallist Professor Shing-Tung Yau, and is administered by the Institute of Mathematical Sciences of The Chinese University of Hong Kong in partnership with the Hong Kong Education City under the Government's Education and Manpower Bureau.

By June 2004, 80 teams from 50 Hong Kong secondary schools have participated. Their work will be assessed by an impartial scientific committee comprising world class mathematicians. A maximum of eight teams will be selected to receive the award, which includes scholarships for the students, prize money for the teachers, as well as development grants for the schools.

Hang Lung is confident that the Hang Lung Mathematics Awards will help Hong Kong achieve its goal in becoming a knowledge-based economy. At the same time, Hang Lung hopes to stimulate new ideas that will bring benefits to a spectrum of professions and services.

員工旅行



Employee Outing

僱員

恒隆集團之成功，有賴集團旗下一群充滿幹勁之員工共同努力所取得的成果。年內，集團僱用超過一千四百名員工，其中超過一千人在香港總辦事處工作，其餘駐職在上海辦事處。

為了開拓業務，恒隆集團投放大量資源舉辦多項培訓和展才計劃培育人材。 於過去一年，集團致力提升員工之才能及語文水平，舉辦了多項培訓課程，包括修訂上市條例、中國稅務及廉政公署之反貪污課程等，讓員工更有效地掌握現今營商環境所需要的知識和技巧。 此外，集團為租務及物業管理部之前線員工提供「保安及物業管理工作坊」，藉以提升彼等之實務知識，並定期舉辦防火講座，加強員工之防火意識。 集團亦提供普通話培訓班，提高員工之普通話水平及溝通技巧。

恒隆集團一貫致力培育人材，建立團隊精神。二零零四年，本集團制定了一套全新的職級及職銜，更全面和有系統地反映個別員工之工作範疇和晉升途徑。 集團亦積極鼓勵員工發揮社群精神，多位員工參加了由世界自然(香港)基金會主辦之「米埔環保行」慈善步行籌款。 此外，集團亦為員工及其家眷舉辦了各項康體活動，包括週末海上暢遊活動及燒烤會等。 其他消閒活動如舞蹈班等，讓員工於工餘時舒展身心。

EMPLOYEES

Hang Lung Group's recent successes are the result of the efforts of a highly motivated and committed staff. During the year, Hang Lung employed over 1,400 people, of whom over 1,000 were Hong Kong-based and the remainder operated from our Shanghai office.

We have applied a range of training and development programmes and resources to help our employees develop the Group's business. Over the past year, the focus has been primarily on enhancing competency levels and language skills. We organized training programmes including Changes of Listing Rules and PRC taxation issues and ICAC Course on anti-corruption policies to better equip our employees with the necessary knowledge and skills required in today's business context. Security and Property Management Workshops upgraded job knowledge among operational employees in our Leasing and Management Department and regular fire safety courses were held to reinforce concepts on fire safety. We also ran Putonghua courses to strengthen employees' language proficiency and communication skills.

The Group continues to mould and build a dedicated business team. In 2004, we have enhanced the corporate grading structure and rationalised job titles, which are more comprehensive and systematic and better reflect the accountability and career paths of individual employees. The Group also continued to actively promote and foster a community spirit among its employees. A number of our employees participated in the "Discover Mai Po" Charity Walk organized by the WWF Hong Kong and staff and their family members took part in various recreational activities such as a weekend sea cruise and BBQs. Dancing classes and other leisure activities also enabled employees to better enjoy their leisure time.

恒隆集團十分重視員工之發展，並會投放更多資源，讓所有員工充分發揮潛能。同時，集團承諾為顧客提供及秉持優質服務，並深信旗下員工均會努力不懈，確保集團能貫徹提供首屈一指的產品和服務。

Hang Lung Group will continue to place a high value on staff development and engage more resources to develop the full potential of all employees. At the same time, we are committed to providing and maintaining a high standard of quality service to our customers and are confident that our employees will work to ensure that the Group, as a whole, continues to deliver top class products and service across the spectrum of its business.

KPMG

核數師報告
Report of the Auditors

致恒隆集團有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第七十八至一百三十八頁按照香港公認會計原則編製的賬項。

To the Shareholders of Hang Lung Group Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 78 to 138 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的賬項。在編製這些賬項時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些賬項提出獨立意見,並按照香港《公司條例》第一百四十一條的規定,只向作為法人團體的股東報告。除此以外,我們的報告不可用作其他用途。我們概不就本報告的內容,對任何其他人士負責或承擔法律責任。

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合貴公司及貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必須的資料及解釋為目標,使我們能獲得充份的憑證,就賬項是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

意見

我們認為,上述的賬項均真實與公允地反映貴公司及貴集團於二零零四年六月三十日的財政狀況和貴集團截至該日止年度的溢利及現金流量,並已按照香港《公司條例》適當地編製。

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

畢馬威會計師事務所
執業會計師

香港,二零零四年九月八日

KPMG
Certified Public Accountants

Hong Kong, 8 September 2004

財務報表
Financial Statements

綜合收益表
Consolidated Income Statement

截至二零零四年六月三十日止年度　For the year ended 30 June 2004
以港幣為單位　Expressed in Hong Kong dollars

		附註 Note	2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
營業額	Turnover	*2(a)*	**5,449.3**	3,421.4
其他收入	Other revenue	*3*	**354.6**	75.4
直接成本及營業費用	Direct costs and operating expenses		**(2,832.6)**	(1,827.0)
行政費用	Administrative expenses		**(181.7)**	(127.9)
未計財務費用前之營業溢利	Profit from operations before finance costs		**2,789.6**	1,541.9
財務費用	Finance costs	*4*	**(235.4)**	(343.6)
營業溢利	Operating profit	*4*	**2,554.2**	1,198.3
應佔合營公司業績	Share of results of jointly controlled entities		**(6.6)**	(44.9)
除稅前溢利	Profit before taxation	*2(a)*	**2,547.6**	1,153.4
稅項	Taxation	*6*	**(610.2)**	(348.0)
除稅後溢利	Profit after taxation		**1,937.4**	805.4
少數股東權益	Minority interests		**(950.8)**	(418.2)
股東應佔純利	Net profit attributable to shareholders	*24*	**986.6**	387.2
股息	Dividends	*8*	**637.3**	583.5
每股盈利	Earnings per share	*9*		
基本	Basic		**74.4¢**	29.2¢
攤薄	Diluted		**74.2¢**	29.2¢

賬項附註乃本賬項之一部份。　The annexed notes form part of these accounts.

資產負債表
Balance Sheets

二零零四年六月三十日 At 30 June 2004
以港幣為單位 Expressed in Hong Kong dollars

			集團 Group		公司 Company	
		附註 Note	**2004 百萬元 $Million**	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million
資產	ASSETS					
非流動資產	Non-current assets					
固定資產	Fixed assets	10	**34,440.3**	31,166.1	**–**	–
附屬公司權益	Interest in subsidiaries	11	**–**	–	**12,390.5**	12,902.6
合營公司權益	Interest in jointly controlled entities	12	**1,319.8**	1,388.1	**3.9**	3.6
貸款及投資	Loans and investments	13	**183.7**	501.8	**–**	–
			35,943.8	33,056.0	**12,394.4**	12,906.2
流動資產	Current assets					
存貨	Inventories	14	**12,096.3**	11,456.2	**–**	–
應收賬款及其他應收款	Trade and other receivables	15	**1,922.7**	208.3	**0.2**	0.2
投資項目	Investments	16	**–**	11.9	**–**	–
現金及銀行存款	Cash and deposits with banks		**1,959.4**	1,683.8	**0.4**	–
			15,978.4	13,360.2	**0.6**	0.2
流動負債	Current liabilities					
銀行貸款及透支	Bank loans and overdrafts	17	**–**	601.1	**–**	0.2
應付賬款及其他應付款	Trade and other payables	18	**2,772.2**	2,024.1	**5.1**	4.5
於二零零四年到期贖回之浮息票據	Floating rate notes due 2004		**540.0**	–	**–**	–
稅項	Taxation	19	**603.4**	372.1	**–**	–
			3,915.6	2,997.3	**5.1**	4.7
流動資產／(負債)淨值	Net current assets/(liabilities)		**12,062.8**	10,362.9	**(4.5)**	(4.5)
資產減流動負債總值	Total assets less current liabilities		**48,006.6**	43,418.9	**12,389.9**	12,901.7
非流動負債	Non-current liabilities					
銀行貸款	Bank loans	17	**11,319.3**	9,157.9	**–**	–
遞延稅項	Deferred taxation	19	**656.8**	313.6	**–**	–
其他長期負債	Other long term liabilities	20	**824.6**	1,302.0	**–**	–
可換股債券	Convertible bonds	21	**–**	3,414.1	**–**	–
			12,800.7	14,187.6	**–**	–
少數股東權益	Minority interests		**16,052.1**	12,343.1	**–**	–
資產淨值	NET ASSETS		**19,153.8**	16,888.2	**12,389.9**	12,901.7

以港幣為單位 Express in Hong Kong dollars

			集團 Group		公司 Company	
		附註 Note	**2004 百萬元 $Million**	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million
資本及儲備	CAPITAL AND RESERVES					
股本	Share capital	23	**1,327.5**	1,324.6	**1,327.5**	1,324.6
儲備	Reserves	24	**17,826.3**	15,563.6	**11,062.4**	11,577.1
股東權益	Shareholders' funds		**19,153.8**	16,888.2	**12,389.9**	12,901.7

袁偉良 **Nelson W.L. Yuen**
董事總經理 *Managing Director*

吳士元 **Terry S.Y. Ng**
執行董事 *Executive Director*

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

綜合權益變動表
Consolidated Statement of Changes in Equity

截至二零零四年六月三十日止年度 For the year ended 30 June 2004
以港幣為單位 Expressed in Hong Kong dollars

		附註 Note	2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
於七月一日之總權益	Total equity at 1 July			
上年度報告	As previously reported		**17,039.9**	18,159.9
因遞延税項所產生之前期調整	Prior period adjustments in respect of deferred tax	*1(n)*	**(151.7)**	(23.1)
重列	As restated		**16,888.2**	18,136.8
投資物業重估增值╱(減值)	Revaluation surplus/(deficit) of investment properties	*24*	**1,904.3**	(975.1)
應佔合營公司投資物業之重估增值╱(減值)	Share of revaluation surplus/(deficit) of investment properties held by jointly controlled entities	*24*	**39.9**	(31.8)
出售物業所變現之儲備	Reserve realised on disposal of property	*24*	**(5.0)**	(19.5)
出售合營公司所變現之資本儲備	Realisation of capital reserve on disposal of jointly controlled entities	*24*	**—**	(0.2)
遞延税項	Deferred tax	*24*	**(93.3)**	(27.8)
換算附屬公司賬項產生之匯兑虧損	Exchange losses on translation of subsidiaries	*24*	**(0.8)**	(3.7)
未計入綜合收益表之淨收益╱(虧損)	Net gains/(losses) not recognised in the consolidated income statement		**1,845.1**	(1,058.1)
本年度純利	Net profit for the year			
上年度報告	As previously reported			488.0
因遞延税項所產生之前期調整	Prior period adjustments in respect of deferred tax			(100.8)
本年度純利(二零零三年：重列)	Net profit for the year (2003: as restated)		**986.6**	387.2
去年度末期股息	Final dividend in respect of previous year		**(424.6)**	(423.7)
本年度中期股息	Interim dividend in respect of current year		**(159.3)**	(158.9)
股份期權被行使	Exercise of share options		**17.8**	4.9
於六月三十日之總權益	Total equity at 30 June		**19,153.8**	16,888.2

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

綜合現金流量表
Consolidated Cash Flow Statement

截至二零零四年六月三十日止年度
以港幣為單位

For the year ended 30 June 2004
Expressed in Hong Kong dollars

			2004		2003	
		附註 Note	百萬元 $Million	百萬元 $Million	百萬元 $Million	百萬元 $Million
經營活動	Operating activities					
來自經營業務之現金	Cash generated from operations	25 (a)	945.8		77.7	
已付香港利得稅	Hong Kong profits tax paid		(230.6)		(126.3)	
來自/(用於)經營活動之現金淨額	Net cash generated/(used in) from operating activities			715.2		(48.6)
投資活動	Investing activities					
購買固定資產付款	Purchase of fixed assets		(462.5)		(171.9)	
出售固定資產所得款項	Disposal of fixed assets		857.2		183.0	
已收利息	Interest received		20.3		45.2	
已收合營公司股息	Dividends received from jointly controlled entities		24.2		26.3	
購買投資項目付款	Purchase of investments		(4.3)		(235.9)	
出售投資項目所得款項	Disposal of investments		242.5		3.4	
非上市投資項目償還貸款淨額	Net repayment of advances from unlisted investments		1.9		1.4	
合營公司還款	Repayment from jointly controlled entities		111.8		137.1	
貸款予合營公司	Advances to jointly controlled entities		(2.2)		(21.5)	
增加於附屬公司之投資	Increase in investment in subsidiaries		(774.4)		(732.4)	
出售合營公司所得款項	Disposal of jointly controlled entities		—		16.5	
來自/(用於)投資活動之現金淨額	Net cash generated/(used in) from investing activities			14.5		(748.8)
融資活動	Financing activities					
新增銀行貸款	New bank loans		2,511.7		8,739.1	
償還銀行貸款	Repayment of bank loans		(944.6)		(8,369.2)	
利息及其他輔助借貸支出	Interest and other ancillary borrowing costs paid		(310.4)		(441.5)	
已付融資租約費用	Finance lease charges paid		(55.1)		(58.1)	
已付股息	Dividends paid		(583.9)		(582.6)	
已付少數股東股息	Dividends paid to minority shareholders		(515.5)		(490.6)	
股份期權被行使所得款項	Exercise of share options		17.8		4.9	
新增少數股東貸款	Advances from minority shareholders		—		78.9	
償還予少數股東	Repayment to minority shareholders		(514.6)		(29.5)	
贖回可換股債券	Redemption of convertible bonds		(12.0)		—	
已付融資租約之資本部份	Capital element of finance lease		(47.2)		(40.4)	
少數股東之投資所得款項	Investments by minority shareholders		—		2.8	

截至二零零四年六月三十日止年度
以港幣為單位

For the year ended 30 June 2004
Expressed in Hong Kong dollars

			2004		2003	
		附註 *Note*	**百萬元 $Million**	**百萬元 $Million**	百萬元 $Million	百萬元 $Million
用於融資活動現金淨額	Net cash used in financing activities			**(453.8)**		(1,186.2)
現金及現金等價物之增加／(減少)	Increase/(Decrease) in cash and cash equivalents			**275.9**		(1,983.6)
於七月一日之現金及現金等價物	Cash and cash equivalents at 1 July			**1,683.5**		3,667.1
於六月三十日之現金及現金等價物	Cash and cash equivalents at 30 June	*25 (b)*		**1,959.4**		1,683.5

賬項附註乃本賬項之一部份。

The annexed notes form part of these accounts.

以港幣為單位 Expressed in Hong Kong dollars

1 主要會計政策 Principal Accounting Policies

(甲) 遵例聲明

本賬項已按照香港會計師公會頒布之所有適用《會計實務準則》及解釋、香港公認會計原則及香港《公司條例》之規定編製。此外，本賬項亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。本集團採用之主要會計政策概述如下。

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (previously named the Hong Kong Society of Accountants), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(乙) 賬項編製基準

正如下文會計政策所解釋，除投資物業按重估值以及部份證券投資按市值入賬外，本賬項是以歷史成本作為編製基準。

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(丙) 綜合賬之編製基準

本綜合賬包括恒隆集團有限公司及其附屬公司截至每年六月三十日止之賬項。年內購入或出售之附屬公司，自收購日起或至出售日止之業績已包括於集團之綜合收益表內。所有重大的集團內部往來結餘及交易於綜合賬內抵銷。

(c) Basis of consolidation

The consolidated accounts incorporate the accounts of Hang Lung Group Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany balances and transactions are eliminated on consolidation.

(丁) 附屬公司

附屬公司乃本集團直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事局組成之公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，均視為受本公司控制。

在本公司之資產負債表內，附屬公司之投資乃按成本值減去任何減值虧損列賬。本公司按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

(d) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(戊) 合營公司

合營公司乃一間由本集團或本公司與其他人士按一項合約性安排而經營之公司，而在該項合約性安排下，本集團或本公司與一名或多名其他人士對該公司之經濟活動共同行使控制權。

本集團於合營公司之權益乃以權益法在綜合賬目內列賬，最初乃以成本作記錄，其後按本集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表反映本集團應佔合營公司於收購後之年度業績。

在本公司之資產負債表內，合營公司之權益乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收合營公司之股息確認合營公司之業績。

(己) 商譽

編製綜合賬所產生之商譽或負商譽，乃指收購成本超出或低於本集團應佔所收購可辨認資產及負債之公允價值之差額。

由二零零一年七月一日起，本集團把新收購事項產生之商譽確認為資產，並按其估計可使用年期以直線法於綜合收益表內攤銷。商譽按成本值減累積攤銷及任何減值虧損列賬。倘負商譽關乎在收購計劃內確定之預計未來虧損及開支，則有關負商譽於未來虧損及開支確認時在綜合收益表內確認。任何餘下負商譽(不超出所收購之非貨幣資產之公允價值)按可折舊或攤銷之非貨幣資產之加權平均可使用年期在綜合收益表內確認。超出所收購非貨幣資產公允價值之負商譽，則即時在綜合收益表內確認。尚未於綜合收益表內確認之負商譽，跟商譽屬於同一資產負債表類別，以資產減項呈列。

(e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

(f) Goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or shortfall respectively of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

Goodwill arising on new acquisitions effective from 1 July 2001 is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated at cost less accumulated amortisation and any impairment losses. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair value of non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of those non-monetary assets acquired is recognised in the consolidated income statement immediately. Any negative goodwill not yet recognised in the consolidated income statement is presented as a deduction from the assets in the same balance sheet classification as goodwill.

1 主要會計政策（續）

Principal Accounting Policies (Continued)

(己) 商譽（續）

出售附屬公司或合營公司時，商譽或負商譽應佔之數額均計入出售溢利或虧損。

本集團採用《會計實務準則》第三十號內之過渡期條款，毋須就二零零一年七月一日前因收購而產生並已撥入儲備之商譽或負商譽作出追溯性調整。

(庚) 證券投資項目

按界定之長線目標並擬持續持有但非屬於附屬公司及合營公司投資之證券投資項目，均列為非流動資產，並按成本值減董事參照其公允價值後認為需要作出之非暫時性減值準備列賬。此等投資之業績乃按已收及應收之股息及利息確認入賬。任何有關之準備均在收益表內確認為開支。

所有其他投資之公允價值在資產負債表內列賬。公允價值之變動已計入收益表內。

(辛) 物業

1. 投資物業

投資物業乃持作長期資本投資作收租用途之物業。此等物業每年均由外聘專業測計師進行估值，並按公開市值列賬，惟地契年期尚餘二十年或以下之投資物業則按其攤銷後之成本值列賬。投資物業重估產生之增值將記入投資物業重估儲備賬內，而重估產生之減值乃按投資組合之基準先從以往重估增值抵銷，差額則列入收益表內。重估增值或減值均於出售投資物業時撥入收益表內。

發展中物業以成本值列賬，成本包括資本化之借貸支出（如有）及專業服務費，並扣除任何減值虧損。作收租用途之物業在發展工程完成後歸類為投資物業。

(f) Goodwill (Continued)

On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill or negative goodwill is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill or negative goodwill that arose from acquisitions prior to 1 July 2001, which were previously taken to reserves.

(g) Investments in securities

Investments in securities intended to be held on a continuing basis, for an identified long term purpose which are not investments in subsidiaries and jointly controlled entities, are classified under non-current assets and are carried at cost less provision for diminution in value which is other than temporary as considered by the directors by reference to the fair values. Results of these investments are recognised only to the extent of dividends and interests received and receivable. Any such provisions are recognised as an expense in the income statement.

All other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the income statement.

(h) Properties

1. Investment properties

Investment properties are properties held as long term capital investments for rental purposes. They are stated at their open market value which is assessed annually by external qualified valuers, except for investment properties with an unexpired lease term of 20 years or less which are stated at amortised cost. Surpluses arising on revaluation are credited to the investment property revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses on a portfolio basis and thereafter taken to the income statement. Revaluation surpluses or deficits are dealt with in the income statement upon disposal.

Properties under development are stated at cost, including borrowing costs capitalised, if any, and professional fees, less any impairment losses. A property developed for rental purposes is classified as an investment property when the construction work and development have been completed.

1 主要會計政策(續)

Principal Accounting Policies (Continued)

(辛) 物業(續)

2. **發展中可供出售物業**

發展中可供出售物業皆列入流動資產內,並以成本值及可變現淨值兩者中較低者列賬。物業發展費用包括資本化之借貸支出(如有)及專業服務費,加上截至結算日之應佔溢利減已收取代管人之款項。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

3. **待售已建成物業**

待售已建成物業皆列入流動資產,並以成本值及可變現淨值之較低者入賬。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

物業出售時,該等物業之賬面值乃於有關收入之確認期內確認為開支。物業之任何減值至可變現淨值均於減值期內確認為開支。倘若可變現淨值增加導致已作出之任何減值出現逆轉時,則於增值期內扣減同期的確認開支。

(h) Properties (Continued)

2. Properties under development for sale

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

3. Completed properties for sale

Completed properties for sale are classified under current assets and stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

When properties are sold, the carrying amount of those properties is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the amount of properties recognised as an expense in the period in which the reversal occurs.

(壬) 其他固定資產

1. 其他固定資產按成本值減累計折舊及任何減值虧損列賬。

2. **租賃資產**

由承租人承擔資產擁有權之絕大部份風險及利益之資產租約均列為融資租約,而租賃人未有把資產擁有權之全部風險及利益轉移之資產租約則列為營業租約。

(i) Other fixed assets

1. Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

2. Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(壬) 其他固定資產(續)

2. **租賃資產(續)**

(i) 根據融資租約購買之資產

本集團根據融資租約而購買供使用之資產，乃按其公允價值或最少應付租金之現值較低者計入固定資產內，而相應之負債在扣除融資費用後，則列作融資租約承擔入賬。包含在租金內之融資費用於租約期內在收益表內扣除，使每個會計期間在負債餘額中扣除之融資費用大致維持相若水平。減值虧損(如有)乃按下文會計政策計算。

(ii) 按營業租約持有供使用之資產

本集團根據營業租約出租之資產，乃按其性質而計入資產負債表內，並在適用情況下按下文會計政策所述之本集團折舊政策作出折舊。來自營業租約之收入按下文會計政策所述之本集團收入確認政策作出確認。

(癸) 折舊

1. **投資物業**

地契年期尚餘二十年以上之投資物業於估值時均按其樓宇狀況計算時值，故毋須提撥折舊準備。

地契年期尚餘二十年或以下之投資物業，乃以直線折舊法按契約尚餘年期撇銷其賬面價值。

2. **發展中物業**

發展中之物業並無作出折舊準備。

(i) Other fixed assets (Continued)

2. Leased assets (Continued)

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Impairment losses, if any, are accounted for in accordance with the accounting policy as set out below.

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies as set out below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out below.

(j) Depreciation

1. Investment properties

No depreciation is provided for investment properties with an unexpired lease term of over 20 years as the valuation takes into account the state of each property at the date of valuation.

Depreciation is provided for investment properties with an unexpired lease term of 20 years or less. It is calculated to write off the carrying value on a straight line basis over the remaining term of the leases.

2. Properties under development

No depreciation is provided for properties under development.

1 主要會計政策(續)

Principal Accounting Policies (Continued)

(癸) 折舊(續)

3. **其他固定資產**

其他固定資產之折舊乃按個別資產下列預計可使用年期以直線折舊法撇銷其成本值：

契約土地	地契尚餘年期
樓宇	五十年或地契尚餘年期(取較短者)
傢俬及設備	四至二十年
車輛	五年

(子) 資產減值

本集團於每個結算日均會進行評估，決定投資物業以外之資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回值(以售價淨值或使用價值較高者為準)，並在適當時把資產賬面值減至其可收回值。除非資產以重估值入賬，其減值虧損將被視為重估減值，否則減值虧損於收益表內確認。

(丑) 借貸支出

除收購、興建或製造之資產因需較長時間方可供所擬用途或供出售而將有關借貸支出資本化外，借貸支出於產生期間在收益表列支。

(寅) 收入確認

於經濟效益會流入本集團及收入跟適當之成本能可靠地計算時，收入乃按以下方法於收益表內確認：

1. **銷售物業**

物業之銷售收入乃於簽訂買賣合約時確認，而預售發展中物業之收入則按物業之建築完成比率、預售之付款方式及其他適用之或然預備作參考。

(j) Depreciation (Continued)

3. Other fixed assets

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

Leasehold land	unexpired lease term
Buildings	50 years or unexpired lease term, whichever is shorter
Furniture and equipment	4 – 20 years
Motor vehicles	5 years

(k) Impairment of assets

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case it is treated as a revaluation decrease.

(l) Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(m) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

1. Sale of properties

Revenue from sale of properties is recognised upon signing of the sale and purchase agreements. Revenue from pre-sale of properties under development is recognised by reference to the degree of completion of the development and the terms of payment for properties pre-sold, with due allowance for contingencies where appropriate.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(寅) 收入確認(續)

2. 租金收入

營業租約所得租金收入乃按個別租約之年期以直線法入賬。或然租金乃於其賺取之會計期內確認為收入。

3. 利息收入

銀行存款及按揭貸款之利息收入以時間比例按尚餘本金及適用利率計算。

4. 股息

非上市投資之股息收入於收款權確立時確認。上市投資之股息收入在投資項目的股價除息時確認。

(卯) 稅項

本年度所得稅項包括是期稅項、遞延稅項資產及負債的變動。除某些在股東權益內入賬的項目,其相關的稅項亦應記入股東權益外,其他是期稅項及遞延稅項資產及負債的變動則於收益表確認。

是期稅項為年度對應課稅收入按結算日已生效或基本上已生效的稅率計應付稅項,並已包括以往年度的應付稅項的任何調整。

遞延稅項資產及負債是因納稅基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣稅及應課稅的暫時差異。遞延稅項資產也包括未使用的稅項虧損額及稅項抵免。

除有限的特別情況外,所有遞延稅項負債及未來可能有應課稅盈利予以抵銷的遞延稅項資產均予確認。有限的特別情況,包括由不可扣稅的商譽、已計入遞延收入的負商譽及於開始確認資產或負債時對會計盈利及可課稅盈利皆無影響所產生的暫時差異。

(m) Revenue recognition (Continued)

2. Rental income

Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

3. Interest income

Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

4. Dividends

Dividend income from unlisted investments is recognised when the right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(n) Taxation

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income and the initial recognition of assets and liabilities that affect neither accounting nor taxable profit.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(卯) 稅項(續)

確認遞延稅項的金額是根據該項資產及負債的賬面值之預期收回及結算的方式，按在結算日已生效或基本上已生效的稅率計算。遞延稅項資產及負債不作折讓。

於各結算日，本集團將重新審閱有關的遞延稅項資產的賬面金額，對預期不再有足夠的應課稅盈利以實現相關稅務利益予以扣減。被扣減的遞延稅項資產若於預期將來出現足夠的應課稅盈利時，則予以轉回。

於以往年度，遞延稅項負債是以負債法計提準備，就可預見將來合理地預期因會計及稅務處理方法之間的重大時差而產生的稅務影響而作出。未來之遞延稅項利益只會在合理保證可實現時才會確認。由二零零三年七月一日起，為符合香港會計師公會頒布之《會計實務準則》第十二號(經修訂)之規定，本集團就遞延稅項採用以上陳述之新會計政策。由於採用此項會計政策，本集團於本年度之溢利減少七千九百九十萬元(二零零三年：一億零八十萬元)，而於年度結算日之資產淨值則減少三億二千四百九十萬元(二零零三年：一億五千一百七十萬元)。

實施此項新會計政策時，已作出追溯性調整，並對於綜合權益變動表內之期初保留溢利及儲備，及其比較數字作出相應調整。

(n) Taxation (Continued)

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 July 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Institute of Certified Public Accountants, the Group adopted a new accounting policy for deferred tax as set out above. As a result of the adoption of this accounting policy, the group's profit for the year has been decreased by $79.9 million (2003: $100.8 million), and the net assets as at the year end have been decreased by $324.9 million (2003: $151.7 million).

The new accounting policy has been adopted retrospectively, with the opening balances of retained profits and reserves and the comparative information adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(辰) 外幣換算

年內之外幣交易按交易日匯率換算為港元。外幣資產及負債則按資產負債表結算日之市場匯率換算為港元。除因換算期初之外幣淨投資而產生之換算差額需計入匯兑變動儲備內，換算收益及虧損均計入收益表。海外附屬公司及合營公司之業績按照年內之加權平均匯率換算為港元；資產負債表項目則按資產負債表結算日之市場匯率換算為港元。所產生的匯兑差額作為儲備變動處理。

(o) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement, except for those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve. The results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the weighted average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(巳) 關連人士

如本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要影響，又或本集團與另一方人士均受制於共同的監控或共同的重要影響下，另一方人士將被視為關連人士。關連人士可為個別人士或其他公司。

(p) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(午) 分部報告

分部指本集團內可明顯區分之組成部分，可分為提供產品或服務(業務分部)，或在某一特定經濟環境內提供產品或服務(地區分部)。不同分部承受着不同於其他分部之風險及回報。

根據本集團之內部財務報告方式，本集團決定把業務分部作為主要之報告方式，地區分部則作為次要之報告方式。

(q) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(午) 分部報告(續)

分部收入、支出、業績、資產及負債包括直接屬於該分部及按合理基準分配至該分部之項目。分部收入、支出、資產及負債需包含在編製綜合賬項過程中已抵銷之集團內部往來結餘及交易,惟倘該等內部結餘和交易同屬一個分部則除外,分部之間之交易定價是按與其他外界人士相若之條款釐定。

分部資本開支指期內添置預計將可使用超過一個會計期間之分部資產(包括有形及無形資產),所產生之成本總額。

(未) 僱員福利

本集團對界定供款計劃之供款,包括根據香港《強制性公積金計劃條例》之供款,均於產生時在收益表列支。

當本集團授予僱員認購本公司股份期權時,並無確認任何僱員福利成本或負擔。於行使股份期權時,股東權益將根據其所得之金額而增加。

(申) 現金及現金等價物

於現金流量表之現金及現金等價物包括現金及由購入後三個月內到期之銀行存款,減按要求時償還及屬於本集團現金管理中一部份之銀行透支。

(q) Segment reporting (Continued)

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions which are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period on additions of segment assets (both tangible and intangible) that are expected to be used for more than one period.

(r) Employee benefits

Obligation for contributions to defined contribution retirement schemes, including those payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are expensed in the income statement as incurred.

When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(s) Cash and cash equivalents

Cash and cash equivalents in the cash flow statement comprise cash and deposits with banks which are within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group's cash management.

2 營業額及分部資料 Turnover and Segment Information

本公司之主要業務為控股投資，並透過其附屬公司從事物業發展以供銷售、物業租賃以獲取租金收入及其他投資。本集團亦從事停車場管理及物業管理，並透過合營公司經營乾洗服務。

The principal activities of the Company are investment holding and, through its subsidiaries, property development for sale, property leasing for rental income and other investments. The Group also operates in car park management and property management, and through its jointly controlled entities, the Group is involved in the operation of dry-cleaning.

營業額指物業銷售、物業租賃及其他業務之收入。按業務及地區分部分析之營業額已載於下文。

Turnover represents revenue from property sales, property leasing and other operations. An analysis of turnover by business and geographical segments is set out below.

(甲) 業務分部 (a) Business segment

(i) 分部收入及業績 (i) Segment revenue and results

		分部收入 Segment revenue		分部業績 Segment results	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
物業銷售	Property sales	**3,113.6**	1,064.3	**1,044.7**	(33.1)
物業租賃	Property leasing	**2,322.1**	2,242.1	**1,634.0**	1,602.4
其他業務	Other operations	**13.6**	118.0	**(25.3)**	55.5
分部收入及業績	Segment revenue and results	**5,449.3**	3,424.4	**2,653.4**	1,624.8
分部之間－物業租賃	Inter-segment – property leasing	**–**	(3.0)	**–**	–
		5,449.3	3,421.4	**2,653.4**	1,624.8
利息收入	Other income			**317.9**	45.0
行政費用	Administrative expenses			**(181.7)**	(127.9)
財務費用	Finance costs			**(235.4)**	(343.6)
營業溢利	Operating profit			**2,554.2**	1,198.3
應佔合營公司業績	Share of results of jointly controlled entities				
物業銷售	Property sales			**(38.9)**	(72.6)
物業租賃	Property leasing			**33.4**	34.0
其他業務	Other operations			**(1.1)**	(6.3)
除税前溢利	Profit before taxation			**2,547.6**	1,153.4

附註： 二零零三年之其他業務包括酒店擁有及管理業務之收益及業績分別為一億零三百六十萬元及一千二百九十萬元，有關業務已由二零零二年十二月三十一日起終止。

Note: Other operations for 2003 included revenue and results of hotel owning and management of $103.6 million and $12.9 million respectively, the operations of which have ceased with effect from 31 December 2002.

2 營業額及分部資料(續) Turnover and Segment Information (continued)

(甲) 業務分部(續) (a) Business segment (continued)

(ii) 分部資產及負債 (ii) Segment assets and liabilities

		資產 Assets		負債 Liabilities	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million (重列) (restated)
物業銷售	Property sales	**13,869.3**	11,543.2	**1,330.4**	533.2
物業租賃	Property leasing	**34,511.7**	31,276.7	**1,766.7**	1,765.5
其他業務	Other operations	**190.8**	522.3	**6.1**	5.2
		48,571.8	43,342.2	**3,103.2**	2,303.9
於合營公司之權益	Interest in jointly controlled entities				
物業銷售	Property sales	**475.7**	551.7	**–**	–
物業租賃	Property leasing	**723.3**	711.8	**–**	–
其他業務	Other operations	**120.8**	124.6	**–**	–
未分類 *(附註)*	Unallocated *(Note)*	**2,030.6**	1,685.9	**13,613.1**	14,881.0
		51,922.2	46,416.2	**16,716.3**	17,184.9

附註：未分類之項目主要包括金融及共同資產，包括現金及銀行存款十九億五千九百四十萬元(二零零三年：十六億八千三百八十萬元)，帶息借貸包括銀行貸款及透支一百一十三億一千九百三十萬元(二零零三年重列：九十七億五千九百萬元)，以及其他負債十三億六千四百六十萬元(二零零三年：四十七億一千六百一十萬元)，另税項十二億六千零二十萬元(二零零三年：六億八千五百七十萬元)。

Note: Unallocated items mainly comprise financial and corporate assets including cash and deposits with banks of $1,959.4 million (2003: $1,683.8 million), and interest-bearing borrowings including bank loans and overdrafts of $11,319.3 million (2003 restated: $9,759.0 million), other liabilities of $1,364.6 million (2003: $4,716.1 million), and taxation of $1,260.2 million (2003: $685.7 million).

2 營業額及分部資料(續) Turnover and Segment Information (continued)

(甲) 業務分部(續) (a) Business segment (continued)

(iii) 資本開支及折舊 (iii) Capital expenditure and depreciation

		資本開支 Capital expenditure		折舊 Depreciation	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
物業租賃	Property leasing	**377.0**	238.9	**29.5**	27.5
酒店擁有及管理	Hotel owning and management	**–**	–	**–**	5.6
		377.0	238.9	**29.5**	33.1

(乙) 地區分部 (b) Geographical segment

(i) 分部收入及業績 (i) Segment revenue and results

		分部收入 Segment revenue		分部業績 Segment results	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
香港	Hong Kong	**4,476.3**	2,979.2	**2,132.7**	1,323.3
中國大陸	Mainland China	**973.0**	445.2	**520.7**	301.5
		5,449.3	3,424.4	**2,653.4**	1,624.8

2 營業額及分部資料(續) Turnover and Segment Information (continued)

(乙) 地區分部(續) (b) Geographical segment (continued)

(ii) 分部資產 (ii) Segment assets

		2004 百萬元 $Million	2003 百萬元 $Million
香港	Hong Kong	**40,857.3**	36,034.4
中國大陸	Mainland China	**7,713.6**	7,235.4
		48,570.9	43,269.8

(iii) 資本開支 (iii) Capital expenditure

		2004 百萬元 $Million	2003 百萬元 $Million
香港	Hong Kong	**88.8**	198.8
中國大陸	Mainland China	**288.2**	40.1
		377.0	238.9

3 其他收入 Other Revenue

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
利息收入	Interest income	**20.4**	45.0
出售上市投資項目所得溢利	Profit on disposal of listed investments	**34.5**	24.3
來自上市投資項目之股息收入	Dividend income from listed investments	**2.2**	6.1
被視為集團出售附屬公司股份之收益 *(附註)*	Gain on deemed disposal of a subsidiary's shares *(Note)*	**170.0**	–
其他	Others	**127.5**	–
		354.6	75.4

附註： 年內因恒隆地產有限公司之可換股債券及可換股優先股轉換為股份，而被視為集團出售附屬公司股份。

Note: The gain on deemed disposal arose from the conversion of convertible bonds and convertible cumulative preference shares of Hang Lung Properties Limited during year.

4 營業溢利 Operating Profit

		集團 Group 2004 百萬元 $Million	集團 Group 2003 百萬元 $Million
營業溢利已扣除下列各項：	Operating profit is arrived at after charging:		
須於五年內償還之銀行貸款及其他借貸之利息	Interest on bank loans and other borrowings repayable within 5 years	**213.2**	345.6
須於五年後償還之銀行貸款利息	Interest on bank loans repayable after 5 years	**16.2**	52.1
融資租約費用	Finance lease charges	**55.1**	58.1
攤銷已扣除溢價之可換股債券發行費用淨額	Amortisation of issuing costs net of premium of Convertible Bonds	**35.9**	23.8
其他輔助借貸支出	Other ancillary borrowing costs	**42.2**	34.0
借貸支出總額	Total borrowing costs	**362.6**	513.6
減：借貸支出資本化 *(附註)*	Less: Borrowing costs capitalised *(Note)*	**(127.2)**	(170.0)
財務費用	Finance costs	**235.4**	343.6
核數師酬金	Auditors' remuneration	**5.7**	4.8
折舊	Depreciation	**29.5**	33.1
已售物業成本：	Cost of property sold:		
存貨	Inventories	**1,394.4**	938.3
投資物業	Investment properties	**448.3**	78.1
存貨撥備	Provision for inventories	**316.1**	–
海外投資撥備	Provision for overseas investments	**57.9**	–
固定資產虧損撥備	Provision for impairment of fixed assets	**30.0**	–
營業租約費用	Operating lease charges	**90.5**	95.6
職工成本	Staff costs	**253.1**	287.0
並已計入：	and after crediting:		
出售投資物業所得溢利	Profit on disposal of investment properties	**57.5**	37.8
租金收入，已扣除直接支出六億六千三百三十萬元（二零零三年：六億一千四百五十萬元），包括或然租金六千三百四十萬元（二零零三年：三千五百四十萬元）	Rental income less direct outgoings of $663.3 million (2003: $614.5 million), including contingent rentals of $63.4 million (2003: $35.4 million)	**1,658.8**	1,624.6

附註：發展中物業之借貸支出按每年百分之二點六（二零零三年：百分之三點五）之平均率資本化。

Note: The borrowing costs have been capitalised at an average rate of 2.6% (2003: 3.5%) per annum for properties under development.

5 董事及高級管理層之酬金 Emoluments of Directors and Senior Management

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

		集團 Group 2004 百萬元 $Million	集團 Group 2003 百萬元 $Million
袍金	Fees		
獨立非執行董事	Independent Non-Executive Directors	**1.3**	0.5
其他董事	Other directors	**1.3**	0.7
薪金、津貼及實物利益	Salaries, allowances and benefits in kind	**8.0**	7.1
本集團對退休金計劃之供款 *(附註)*	Group's contributions to retirement scheme *(Note)*	**14.4**	0.6
酌定花紅	Discretionary bonuses	**17.4**	10.8
		42.4	19.7

分派給行政人員之花紅於每財政年度六月三十日結算，並慣常於次年之一月／二月付款。

Payment of bonus to Executive Directors, due at the end of a financial year ending 30 June, is normally made in January/February in the following year.

除以上酬金外，本公司根據股份期權計劃向某些董事授予股份期權，有關詳情於附註28內披露。

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme, details of which are disclosed in note 28 to the accounts.

酬金介乎下列組別之董事數目如下：

The number of directors whose emoluments fell within the following bands is as follows:

		董事數目 Number of directors 2004	董事數目 Number of directors 2003
無 — $1,000,000	Nil — $1,000,000	**6**	5
$1,500,001 — $2,000,000	$1,500,001 — $2,000,000	**—**	1
$4,000,001 — $4,500,000	$4,000,001 — $4,500,000	**—**	2
$4,500,001 — $5,000,000	$4,500,001 — $5,000,000	**2**	—
$8,500,001 — $9,000,000	$8,500,001 — $9,000,000	**—**	1
$9,000,001 — $9,500,000	$9,000,001 — $9,500,000	**1**	—
$22,000,001 — $22,500,000 *(附註)*	$22,000,001 — $22,500,000 *(Note)*	**1**	—
		10	9

5 董事及高級管理層之酬金(續) Emoluments of Directors and Senior Management (Continued)

本集團五名最高薪酬人士，包括於二零零四年度四名董事(二零零三年：三名董事)之酬金，如下：

The emoluments of the five highest paid individuals in the Group, including four directors for 2004 and three directors for 2003, are as follows:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
袍金	Fees	**1.2**	0.4
薪金、津貼及實物利益	Salaries, allowances and benefits in kind	**9.8**	9.2
本集團對退休金計劃之供款 *(附註)*	Group's contributions to retirement scheme *(Note)*	**14.6**	0.8
酌定花紅	Discretionary bonuses	**17.8**	11.8
		43.4	22.2

五名最高薪酬人士，包括於二零零四年度四名董事(二零零三年：三名董事)之酬金，介乎下列組別內：

The emoluments of the five highest paid individuals, including four directors for 2004 and three directors for 2003, fell within the following bands:

		人數 Number of individuals	
		2004	2003
$2,000,001 — $2,500,000	$2,000,001 – $2,500,000	**1**	1
$2,500,001 — $3,000,000	$2,500,001 – $3,000,000	**—**	1
$4,000,001 — $4,500,000	$4,000,001 – $4,500,000	**—**	2
$4,500,001 — $5,000,000	$4,500,001 – $5,000,000	**2**	—
$8,500,001 — $9,000,000	$8,500,001 – $9,000,000	**—**	1
$9,000,001 — $9,500,000	$9,000,001 – $9,500,000	**1**	—
$22,000,001 — $22,500,000 *(附註)*	$22,000,001 – $22,500,000 *(Note)*	**1**	—
		5	5

附註： 包括本集團為某一董事過去之服務所支付的一千三百七十萬元(二零零三年：無)特別供款。本集團之退休福利已詳列於賬項附註第28(甲)內。

Note: Inclusive of a special contribution of $13.7 million (2003: nil) to the Group's retirement scheme in respect of a director's past employment. Details of the Group's retirement benefits are given in note 28(a) to the accounts.

6 綜合收益表內之稅項 Taxation in the Consolidated Income Statement

(甲) 綜合收益表內之稅項為： (a) Taxation in the consolidated income statement represents:

		集團 Group 2004 百萬元 $Million	集團 Group 2003 百萬元 $Million (重列) (restated)
本年度香港利得稅準備	Provision for Hong Kong Profits Tax		
本年度稅項	Tax for the year	**319.1**	123.1
以往年度準備少提	Underprovision in respect of previous years	**142.8**	24.9
應佔合營公司	Share of jointly controlled entities	**4.4**	4.5
		466.3	152.5
遞延稅項	Deferred tax		
源自及撥回暫時性差異	Origination and reversal of temporary differences	**143.5**	196.2
應佔合營公司	Share of jointly controlled entities	**0.4**	0.6
稅率轉變對稅項的影響	Effect of change in tax rate	**—**	(1.3)
		143.9	195.5
		610.2	348.0

香港利得稅及中國企業所得稅稅項準備乃按期內之估計應課稅溢利分別乘以稅率百分之十七點五及百分之三十三計算。

Provision for Hong Kong Profits Tax and PRC Income Tax is calculated at 17.5% and 33% respectively of the estimated assessable profits for the year.

6 綜合收益表內之稅項（續） Taxation in the Consolidated Income Statement (Continued)

（乙）稅項支出與會計盈利以適用稅率計算之對賬： (b) Reconciliation between tax expense and accounting profit at applicable tax rates:

		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
除稅前溢利	Profit before tax	**2,547.6**	1,153.4
按除稅前溢利以適用稅率計算之稅項	Tax on profit before tax at applicable rate	**493.6**	251.2
非應課稅收入的稅項影響	Tax effect of non-taxable income	**(74.3)**	(22.8)
非扣減支出的稅項影響	Tax effect of non-deductible expenses	**22.2**	31.5
因準備遞延稅項以往年度之暫時性差異的稅項影響	Tax effect of provision for deferred tax relating to prior year temporary differences	**—**	54.6
因遞延稅項資產回撥的稅項影響	Tax effect of release of deferred tax assets	**2.9**	13.9
已使用之稅務虧損的稅項影響	Tax effect of tax losses utilised and other deductible temporary differences	**15.2**	(57.9)
未確認使用之稅務虧損的稅項影響	Tax effect of unrecognised tax losses	**31.3**	57.2
其他	Others	**(23.5)**	(3.3)
因稅率增加對遞延稅項年初結餘的影響	Effect on opening deferred tax balances resulting from an increase in tax rate during the year	**—**	(1.3)
以往年度之準備少提	Underprovision in prior years	**142.8**	24.9
實際稅項支出	Actual tax expense	**610.2**	348.0

7 股東應佔純利 Net Profit Attributable to Shareholders

股東應佔純利包括本公司賬項內之溢利為五千四百三十萬元（二零零三年：七千五百五十萬元）。

Net profit attributable to shareholders includes a profit of $54.3 million (2003: $75.5 million) which has been dealt with in the accounts of the Company.

8 股息 Dividends

		2004 百萬元 $Million	2003 百萬元 $Million
已派發中期股息每股一角二仙（二零零三年：每股一角二仙）	Interim dividend paid of 12 cents (2003: 12 cents) per share	**159.3**	158.9
擬派發末期股息每股三角六仙（二零零三年：每股三角二仙）	Proposed final dividend of 36 cents (2003: 32 cents) per share	**478.0**	424.6
		637.3	583.5

於結算日後擬派之末期股息，並無確認為結算日之負債。

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

9 每股盈利 Earnings Per Share

(甲) 每股基本盈利乃按本年度之股東應佔純利九億八千六百六十萬元（二零零三年重列：三億八千七百二十萬元）及年內已發行股份之加權平均數十三億二千六百六十萬股（二零零三年：十三億二千四百一十萬股）計算。

(a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of $986.6 million (2003 restated: $387.2 million) and the weighted average number of 1,326.6 million (2003: 1,324.1 million) shares in issue during the year.

(乙) 每股攤薄盈利乃按經調整之股東應佔純利九億八千六百六十萬元（二零零三年重列：三億八千七百二十萬元）及計入所有潛在攤薄盈利股份之影響後之加權平均股數十三億二千九百九十萬股（二零零三年：十三億二千五百二十萬股）計算。

(b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of $986.6 million (2003 restated: $387.2 million) and the weighted average number of 1,329.9 million (2003: 1,325.2 million) shares after adjusting for the effects of all dilutive potential shares.

9 每股盈利(續) Earnings Per Share (Continued)

(丙) 調節 (c) Reconciliations

		2004	2003
用以計算每股基本盈利之股份加權平均數	Weighted average number of shares used in calculating basic earnings per share	**1,326,631,833**	1,324,141,330
具攤薄作用之潛在股份之影響 — 股份期權	Effect of dilutive potential shares — share options	**3,290,935**	1,042,176
用以計算每股攤薄盈利之股份加權平均數	Weighted average number of shares used in calculating diluted earnings per share	**1,329,922,768**	1,325,183,506

10 固定資產 — 集團 Fixed Assets — Group

		投資物業 Investment properties	發展中物業 Properties under development	其他固定資產 Other fixed assets	合計 Total
		百萬元 $Million	百萬元 $Million	百萬元 $Million	百萬元 $Million
成本值或估值：	Cost or valuation:				
於二零零三年七月一日	At 1 July 2003	28,846.0	2,393.0	307.1	31,546.1
添置	Additions	84.7	289.5	2.8	377.0
出售	Disposals	(48.4)	(408.1)	(1.3)	(457.8)
重估增值	Surplus on revaluation	3,413.2	–	–	3,413.2
於二零零四年六月三十日	**At 30 June 2004**	**32,295.5**	**2,274.4**	**308.6**	**34,878.5**
累計折舊：	Accumulated depreciation:				
於二零零三年七月一日	At 1 July 2003	187.8	–	192.2	380.0
本年度折舊	Charge for the year	10.8	–	18.7	29.5
減值虧損	Impairment loss	–	–	30.0	30.0
因出售撥回	Written back on disposals	–	–	(1.3)	(1.3)
於二零零四年六月三十日	**At 30 June 2004**	**198.6**	**–**	**239.6**	**438.2**
賬面淨值：	Net book value:				
於二零零四年六月三十日	**At 30 June 2004**	**32,096.9**	**2,274.4**	**69.0**	**34,440.3**
於二零零三年六月三十日	At 30 June 2003	28,658.2	2,393.0	114.9	31,166.1

10 固定資產 — 集團(續) Fixed Assets — Group (Continued)

固定資產於二零零四年六月三十日之成本值或估值如下：

Cost or valuation of the fixed assets at 30 June 2004 is made up as follows:

		投資物業 Investment properties	發展中物業 Properties under development	其他固定資產 Other fixed assets	合計 Total
		百萬元 $Million	百萬元 $Million	百萬元 $Million	百萬元 $Million
估值	Valuation	32,014.9	–	–	32,014.9
成本值	Cost	280.6	2,274.4	308.6	2,863.6
		32,295.5	2,274.4	308.6	34,878.5

物業之賬面淨值分析如下：

An analysis of net book value of properties is as follows:

		投資物業 Investment properties		發展中物業 Properties under development	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
香港長期地契	Long leases in Hong Kong	**18,085.4**	16,035.1	**676.9**	675.2
香港以外地區長期地契	Long leases outside Hong Kong	**549.0**	499.0	**–**	–
香港中期地契	Medium term leases in Hong Kong	**7,865.6**	7,072.0	**–**	–
香港以外地區中期地契	Medium term leases outside Hong Kong	**5,515.0**	4,960.0	**1,597.5**	1,717.8
香港短期地契	Short lease in Hong Kong	**81.9**	92.1	**–**	–
		32,096.9	28,658.2	**2,274.4**	2,393.0

集團所有主要長期及中期地契投資物業均於二零零四年六月三十日由特許測量師卓德測計師行有限公司根據租金總值，並計入租約屆滿續租時租值升幅後之可能收益而按公開市值進行之估值而釐定。

All major investment properties of the Group held under long and medium term leases were revalued as at 30 June 2004 by Chesterton Petty Limited, chartered surveyors, on an open market value basis calculated on total rental income after taking into account reversionary income potential.

10 固定資產 — 集團(續) Fixed Assets — Group (Continued)

集團投資物業之賬面淨值三百二十億九千六百九十萬元(二零零三年：二百八十六億五千八百二十萬元)內包括根據融資租約而持有之資產，其賬面淨值為二十二億一千五百萬元(二零零三年：十七億七千六百萬元)。

The net book value of investment properties of the Group of $32,096.9 million (2003: $28,658.2 million) includes an amount of $2,215.0 million (2003: $1,776.0 million) in respect of an asset held under a finance lease.

集團其他固定資產之賬面淨值為六千九百萬元(二零零三年：一億一千四百九十萬元)中，包括位於香港及海外以長期地契持有的房地產分別為一千零六十萬元(二零零三年：一千零八十萬元)及五百九十萬元(二零零三年：六百萬元)。

The net book value of other fixed assets of the Group of $69.0 million (2003: $114.9 million) includes amounts of $10.6 million (2003: $10.8 million) and $5.9 million (2003: $6.0 million) in respect of land and buildings held in and outside Hong Kong respectively on long leases.

本集團根據營業租約出租及按融資租約分租其投資物業。該等租約一般之租期初步訂為兩至五年，其中部分獲給予續約選擇權，屆時所有條款均重新議訂。長期租約通常會訂明重新檢討或調整之條款，而本集團之租約中每年都有某相若比例期滿續約。若干租約包括或然租金，並參考物業之收入而釐定。

The Group leases out its investment properties under operating leases and subleases under finance lease. Leases typically run for an initial period of two to five years, with some having the option to renew, at which time all terms are renegotiated. Long term leases contain rent review or adjustment clauses and the Group has a regular proportion of its leases up for renewal each year. Certain leases include contingent rentals calculated with reference to the revenue of tenants.

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

At 30 June, the Group's total future minimum lease income under non-cancellable operating leases were as follows:

		2004		
		分租 Subleases 百萬元 $Million	其他租約 Other leases 百萬元 $Million	總額 Total 百萬元 $Million
一年內	Within 1 year	155.0	1,731.7	1,886.7
一年後但五年內	After 1 year but within 5 years	216.9	1,728.2	1,945.1
五年後	After 5 years	146.6	251.4	398.0
		518.5	3,711.3	4,229.8

10 固定資產 — 集團(續) Fixed Assets — Group (Continued)

		2003		
		分租 Subleases 百萬元 $Million	其他租約 Other leases 百萬元 $Million	總額 Total 百萬元 $Million
一年內	Within 1 year	174.7	1,556.8	1,731.5
一年後但五年內	After 1 year but within 5 years	265.2	1,412.8	1,678.0
五年後	After 5 years	205.2	312.4	517.6
		645.1	3,282.0	3,927.1

11 附屬公司權益 Interest in Subsidiaries

		公司 Company	
		2004 **百萬元** **$Million**	2003 百萬元 $Million
非上市股份，成本值	Unlisted shares, at cost	**165.7**	165.7
應收附屬公司款項減準備	Amounts due from subsidiaries less provision	**12,419.6**	12,909.6
應付附屬公司款項	Amounts due to subsidiaries	**(194.8)**	(172.7)
		12,390.5	12,902.6

各主要附屬公司之詳細資料載於附註33項內。

Details of principal subsidiaries are set out in note 33.

12 合營公司權益 Interest in Jointly Controlled Entities

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million
非上市股份，成本值	Unlisted shares, at cost	**–**	–	**5.4**	5.4
應佔資產淨值	Share of net assets	**88.1**	38.3	**–**	–
		88.1	38.3	**5.4**	5.4
應收合營公司款項	Amounts due from jointly controlled entities	**1,243.1**	1,360.6	**5.6**	5.3
應付合營公司款項	Amounts due to jointly controlled entities	**(11.4)**	(10.8)	**(7.1)**	(7.1)
		1,319.8	1,388.1	**3.9**	3.6

應佔資產淨值包括減值虧損撥備六千七百一十萬元(二零零三年：無)。

Share of net assets included a provision for impairment of $67.1 million (2003: nil).

各主要合營公司之詳細資料載於附註34項內。

Details of principal jointly controlled entities are set out in note 34.

13 貸款及投資 Loans and Investments

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
非上市投資項目	Unlisted investments	**1.0**	60.7
貸款減準備	Advances less provision	**19.6**	23.3
		20.6	84.0
香港上市之投資項目	Listed investments in Hong Kong	**35.8**	235.9
按揭貸款 *(附註)*	Mortgage loans *(Note)*	**127.3**	181.9
		183.7	501.8
香港上市投資項目之市值	Market value of listed investments in Hong Kong	**58.5**	215.6

附註： 按揭貸款乃以物業作抵押。

Note: The mortgage loans are secured on properties.

14 存貨 Inventories

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
發展中物業	Properties under development		
— 香港	— Hong Kong	**5,018.0**	10,914.4
待售已建成物業	Completed properties for sale		
— 香港	— Hong Kong	**7,078.3**	521.7
— 香港以外地區	— outside Hong Kong	**—**	20.1
		12,096.3	11,456.2

按可變現淨值列賬之存貨額(包括在上表之總額內)為四千八百一十萬元(二零零三年:五億零六百八十萬元)。

The amount of inventories (included above) carried at net realisable value is $48.1 million (2003: $506.8 million).

發展中物業並無(二零零三年:一億三千九百六十萬元)預期不會於一年內落成以供出售。

No amount of properties under development (2003: $139.6 million) is expected to be recovered after more than one year.

15 應收賬款及其他應收款 Trade and Other Receivables

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
按揭貸款	Mortgage loans	**5.7**	6.5	**—**	—
應收款、按金及預付款	Debtors, deposits and prepayments	**1,917.0**	201.8	**0.2**	0.2
		1,922.7	208.3	**0.2**	0.2

15 應收賬款及其他應收款(續) Trade and Other Receivables (Continued)

已計入應收賬款及其他應收款之應收賬款，其賬齡分析如下：

Included in trade and other receivables are trade debtors with the following ageing analysis:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
一個月內	Within 1 month	**1,774.4**	119.6
一至三個月	1 – 3 months	**5.0**	26.1
三個月以上	Over 3 months	**9.3**	18.4
		1,788.7	164.1

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

16 投資項目 Investments

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
香港上市投資項目(按市值)	Listed investments in Hong Kong (at market value)	**—**	11.9

17 銀行貸款及透支 Bank Loans and Overdrafts

於六月三十日須償還之無抵押銀行貸款及透支之還款期如下：

At 30 June, bank loans and overdrafts were unsecured and repayable as follows:

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
一年內或即期	Within 1 year or on demand	**—**	601.1	**—**	0.2
一年後但兩年內	After 1 year but within 2 years	**821.1**	400.0	**—**	—
兩年後但五年內	After 2 years but within 5 years	**8,662.1**	5,336.0	**—**	—
一年後但五年內總計	Total after 1 year but within 5 years	**9,483.2**	5,736.0	**—**	—
五年後	After 5 years	**1,920.7**	3,500.0	**—**	—
		11,403.9	9,236.0	**—**	—
減：未攤銷之財務費用	Less: unamortised front end fees	**(84.6)**	(78.1)	**—**	—
		11,319.3	9,157.9	**—**	—
		11,319.3	9,759.0	**—**	0.2

18 應付賬款及其他應付款 Trade and Other Payables

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
應付款及應計費用 *(附註i)*	Creditors and accrued expenses *(Note i)*	**1,920.3**	1,205.6	**5.1**	4.5
已收按金 *(附註ii)*	Deposits received *(Note ii)*	**851.9**	818.5	**—**	—
		2,772.2	2,024.1	**5.1**	4.5

附註：

(i) 應付款及應計費用包括預期於一年內不會償付之保留款項七千七百一十萬元(二零零三年：一億一千五百七十萬元)。

(ii) 已收之五億三千零九十萬元(二零零三年：四億九千七百四十萬元)按金預期於一年內不會償付。

Notes:

(i) Creditors and accrued expenses include retention money payable of $77.1 million (2003: $115.7 million) which is not expected to be settled within one year.

(ii) Deposits received of $530.9 million (2003: $497.4 million) are not expected to be settled within one year.

18 應付賬款及其他應付款(續) Trade and Other Payables (Continued)

已計入應付賬款及其他應付款之應付賬款其賬齡分析如下：

Included in trade and other payables are trade creditors with the following ageing analysis:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
一個月內	Within 1 month	**1,590.2**	700.3
三個月以上	Over 3 months	**142.7**	252.8
		1,732.9	953.1

19 於資產負債表上之稅項 Taxation in the Balance Sheets

(甲) 於資產負債表上之現時稅項 (a) Current taxation in the balance sheet represents:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
本年度香港利得稅準備	Provision for Hong Kong Profits Tax for the year	**319.1**	123.1
以往年度之估計香港利得稅準備	Estimated provision for Hong Kong Profits Tax relating to prior years	**284.3**	249.0
		603.4	372.1

本集團現正與稅務局就過往年度稅項計算中涉及某些利息支出之扣稅爭議進行商討。上述爭議之結果將會在短期內定案。過往賬項內之稅項撥備乃按董事在當時作出之最佳評估。於本年度內，本集團與稅務局之商討有進一步成果，因此稅項撥備亦增加，以反映目前董事對最終應付金額的最佳評估。

The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. The outcome of the said dispute is expected to be finalised in near future. Provision was made in the previous year's accounts for the directors' best estimate at that time of the amount which would become payable. In the current year, there have been advanced discussions with the Inland Revenue Department and additional provision has been made to reflect the directors' current best estimate of the final amount which may become payable.

19 於資產負債表上之稅項(續) Taxation in the Balance Sheets (Continued)

(乙) 遞延稅項 (b) Deferred taxation

於資產負債表上確認之遞延稅項負債／(利益)成份及年內之變動如下：

The components of deferred tax liabilities/(assets) recognised in the consolidated balance sheet and the movements during the year are as follows:

		折舊免稅額多於相關的折舊 Depreciation allowances in excess of related depreciation 百萬元 $Million	物業重估 Revaluation of properties 百萬元 $Million	因稅務虧損產生之將來得益 Future benefit of tax losses 百萬元 $Million	資本化之利息 Interest capitalised 百萬元 $Million	總數 Total 百萬元 $Million
遞延稅項產生於：	Deferred tax arising from:					
於二零零二年七月一日	At 1 July 2002					
一 上年度報告	– as previously reported	–	–	–	0.6	0.6
一 前期調整	– prior period adjustments	174.4	–	(48.9)	(73.4)	52.1
一 重列	– as restated	174.4	–	(48.9)	(72.8)	52.7
於綜合收益表內扣除／(撥入)	Charged/(credited) to consolidated income statement	213.3	–	(6.8)	(11.6)	194.9
於儲備內扣除	Charged to reserves	–	66.0	–	–	66.0
於二零零三年六月三十日及二零零三年七月一日(重列)	At 30 June 2003 and 1 July 2003 (restated)	387.7	66.0	(55.7)	(84.4)	313.6
於綜合收益表內扣除／(撥入)	Charged/(credited) to consolidated income statement	102.9	–	(2.3)	42.9	143.5
於儲備內扣除	Charged to reserves	–	199.7	–	–	199.7
於二零零四年六月三十日	**At 30 June 2004**	**490.6**	**265.7**	**(58.0)**	**(41.5)**	**656.8**

(丙) 未確認之遞延稅項利益 (c) Deferred tax assets not recognised

本集團尚未就二十五億七千九百二十萬元(二零零三年：二十億五千八百九十萬元)之稅務虧損及撥備所產生的遞延稅項利益作出確認。此等稅務虧損於現時稅務法規上並未逾時。

The Group has not recognised deferred tax assets in respect of tax losses and provisions of $2,579.2 million (2003: $2,058.9 million). The tax losses do not expire under current tax legislation.

20 其他長期負債 Other Long Term Liabilities

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
融資租約承擔 *(附註22)*	Finance lease obligations *(Note 22)*	**706.2**	761.3
於二零零四年到期贖回之浮息票據 *(附註)*	Floating rate notes due 2004 *(Note)*	**—**	540.0
遞延收入	Deferred income	**117.7**	—
須補地價	Land premium	**0.7**	0.7
		824.6	1,302.0

附註： 浮息票據由本公司之附屬公司發行，並於一九九九年十月起在香港聯合交易所有限公司上市。該等浮息票據將於二零零四年十月到期。

Note: The floating rate notes were issued by the Company's subsidiary and were listed in October 1999 on The Stock Exchange of Hong Kong Limited. These notes are due to be mature by October 2004.

21 可換股債券 Convertible Bonds

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
本金	Principal amount	**—**	3,450.0
減：發行費用扣除溢價後之淨額	Less: Issuing costs net of premium	**—**	(35.9)
		—	3,414.1

本公司之附屬公司發行之債券於二零零二年三月在盧森堡證券交易所上市。該等債券可於二零零七年三月二十日或以前按換股價每股九元轉換為恒隆地產有限公司(「恒隆地產」)之普通股。三十四億三千八百萬元或百分之九十九點七之債券已於本年度內轉換為恒隆地產三億八千二百萬零六千五百五十三股普通股股票，餘下之一千二百萬元債券亦已按面值被本公司之附屬公司以現金贖回。

The bonds were issued by the Company's subsidiary and were listed in March 2002 on the Luxembourg Stock Exchange. The bonds were convertible into the ordinary shares of Hang Lung Properties Limited ("HLP"), a listed subsidiary, at a conversion price of $9 per share on or before 20 March 2007. $3,438 million or 99.7% of the bonds were converted into 382,006,553 ordinary shares of HLP with the balance of $12 million being redeemed by the Company's subsidiary at par during the year.

22 融資租約承擔 Finance Lease Obligations

融資租約最少應付之租金總額及其現值如下：

Total minimum lease payments under finance lease and their present values are as follows:

		集團 Group		
		最少應付之租金額之現值 Present value of minimum lease payments	將於未來年度計入之利息費用 Interest expenses relating to future periods	最少應付之租金總額 Total minimum lease payments
			2004	
		百萬元 $Million	**百萬元 $Million**	**百萬元 $Million**
應付金額	Amounts payable			
一年內	Within 1 year	**55.0**	**51.6**	**106.6**
一年後但五年內	After 1 year but within 5 years	**313.2**	**158.7**	**471.9**
五年後	After 5 years	**393.0**	**48.6**	**441.6**
		706.2	**207.3**	**913.5**
		761.2	**258.9**	**1,020.1**
			2003	
		$Million 百萬元	$Million 百萬元	$Million 百萬元
應付金額	Amounts payable			
一年內	Within 1 year	47.1	55.1	102.2
一年後但五年內	After 1 year but within 5 years	274.2	179.1	453.3
五年後	After 5 years	487.1	79.7	566.8
		761.3	258.8	1,020.1
		808.4	313.9	1,122.3

23 股本 Share Capital

		2004		2003	
		股份數目 Number of shares 百萬 Million	百萬元 $Million	股份數目 Number of shares 百萬 Million	百萬元 $Million
法定	Authorised				
普通股每股面值一元	Ordinary shares of $1 each	**2,000.0**	**2,000.0**	2,000.0	2,000.0
已發行及繳足	Issued and fully paid				
於七月一日	At 1 July	**1,324.6**	**1,324.6**	1,323.8	1,323.8
根據股份期權計劃發行之股份	Shares issued under share option scheme	**2.9**	**2.9**	0.8	0.8
於六月三十日	At June	**1,327.5**	**1,327.5**	1,324.6	1,324.6

24 儲備 Reserves

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million
資本儲備：	Capital reserves:				
股份溢價	Share premium	**2,194.1**	2,179.2	**2,194.1**	2,179.2
投資物業重估儲備	Investment property revaluation reserve				
一上年度報告	– as previously reported	**–**	1,245.1	**–**	–
一因遞延税項所產生之前期調整	– prior period adjustment in respect of deferred tax	**–**	(27.8)	**–**	–
一重列	– as restated	**3,025.4**	1,217.3	**–**	–
編製綜合賬而產生之資本儲備	Capital reserve on consolidation	**1,058.4**	1,060.4	**–**	–
應佔合營公司收購後之資本儲備	Share of post-acquisition capital reserves of jointly controlled entities	**165.0**	125.1	**–**	–
資本贖回儲備	Capital redemption reserve	**26.1**	26.1	**26.1**	26.1
其他資本儲備	Other capital reserves	**422.2**	423.1	**–**	–
		6,891.2	5,031.2	**2,220.2**	2,205.3
普通儲備金	General reserve	**275.0**	275.0	**861.6**	861.6
保留溢利	Retained profits	**10,660.1**	10,257.4	**7,980.6**	8,510.2
		10,935.1	10,532.4	**8,842.2**	9,371.8
		17,826.3	15,563.6	**11,062.4**	11,577.1

24 儲備(續) Reserves (Continued)

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million
資本儲備變動：	Movements in capital reserves:				
於七月一日	At 1 July				
一 上年度報告	– as previously reported	**5,059.0**	6,085.2	**2,205.3**	2,201.2
一 因遞延稅項所產生之前期調整	– prior period adjustment in respect of deferred tax	**(27.8)**	–	**–**	–
一 重列	– as restated	**5,031.2**	6,085.2	**2,205.3**	2,201.2
根據股份期權計劃發行股份所產生之股份溢價	Share premium arising on shares issued under share option scheme	**14.9**	4.1	**14.9**	4.1
重估物業	Revaluation of properties				
一 年內之增值／(減值)	– surplus/(deficit) for the year	**1,904.3**	(975.1)	**–**	–
一 出售物業所變現之增值	– surplus realised on property disposal	**(2.9)**	(14.1)	**–**	–
一 遞延稅項	– deferred tax	**(93.3)**	(27.8)	**–**	–
編製綜合賬而產生之資本儲備	Capital reserve on consolidation				
一 出售物業變現	– realised on property disposal	**(2.0)**	(5.0)	**–**	–
合營公司資本儲備	Capital reserves of jointly controlled entities				
一年內重估之增值／(減值)	– revaluation surplus/(deficit) for the year	**39.9**	(31.8)	**–**	–
一 出售變現	– realised on disposal	**–**	(0.2)	**–**	–
其他資本儲備	Other capital reserves				
一 匯兌差額	– exchange difference	**(0.8)**	(3.7)	**–**	–
一 出售物業變現	– realised on property disposal	**(0.1)**	(0.4)	**–**	–
於六月三十日	At 30 June	**6,891.2**	5,031.2	**2,220.2**	2,205.3
保留溢利變動：	Movements in retained profits:				
於七月一日	At 1 July				
一 上年度報告	– as previously reported	**10,381.3**	10,475.9	**8,510.2**	9,017.3
一 因遞延稅項所產生之前期調整	– prior period adjustment in respect of deferred tax	**(123.9)**	(23.1)	**–**	–
一 重列	– as restated	**10,257.4**	10,452.8	**8,510.2**	9,017.3
本年度純利	Net profit for the year	**986.6**	387.2	**54.3**	75.5
去年度末期股息	Final dividend in respect of previous year	**(424.6)**	(423.7)	**(424.6)**	(423.7)
本年度中期股息	Interim dividend in respect of current year	**(159.3)**	(158.9)	**(159.3)**	(158.9)
於六月三十日	At 30 June	**10,660.1**	10,257.4	**7,980.6**	8,510.2

24 儲備(續) Reserves (Continued)

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
保留溢利報表：	Statement of retained profits:		
集團公司	Group companies	**10,587.6**	10,157.1
合營公司	Jointly controlled entities	**72.5**	100.3
		10,660.1	10,257.4

於二零零四年六月三十日，本公司可供分派予股東之儲備金總額為八十八億四千二百二十萬元(二零零三年：九十三億七千一百八十萬元)。

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2004 was $8,842.2 million (2003: $9,371.8 million).

25 綜合現金流量表附註 Notes to The Consolidated Cash Flow Statement

(甲) 來自經營業務之現金 (a) Cash generated from operations

		2004 百萬元 $Million	2003 百萬元 $Million
除税前溢利	Profit before taxation	**2,547.6**	1,153.4
調節：	Adjustments for:		
利息及其他輔助借貸支出	Interest and other ancillary borrowing costs	**180.3**	285.5
融資租約費用	Finance lease charges	**55.1**	58.1
折舊	Depreciation	**29.5**	33.1
減值虧損	Impairment loss	**30.0**	—
利息收入	Interest income	**(20.3)**	(45.0)
應佔合營公司業績	Share of results of jointly controlled entities	**6.6**	44.9
出售固定資產之溢利	Profit on disposal of fixed assets	**(57.3)**	(40.9)
出售上市投資之溢利	Profit on disposal of listed investments	**(34.5)**	—
海外投資撥備	Provision for overseas investments	**57.9**	—
其他收入	Other income	**(297.5)**	—
出售合營公司之虧損	Loss on disposal of jointly controlled entities	**—**	1.1
匯兑差額	Exchange difference	**(2.9)**	(3.1)
存貨之增加	Increase in inventories	**(512.9)**	(1,310.7)
按揭貸款之減少／(增加)	Decrease/(Increase) in mortgage loans	**55.4**	(11.5)
應收款、按金及預付款之增加	Increase in debtors, deposits and prepayments	**(1,651.1)**	(29.5)
減少投資	Decrease in investments	**11.9**	68.9
應付款及應計費用之增加／(減少)	Increase/(Decrease) in creditors and accrued expenses	**514.6**	(113.7)
已收按金之增加／(減少)	Increase/(Decrease) in deposits received	**33.4**	(12.9)
來自經營業務之現金	Cash generated from operations	**945.8**	77.7

(乙) 現金及現金等價物 (b) Cash and cash equivalents

		2004 百萬元 $Million	2003 百萬元 $Million
現金及銀行存款	Cash and deposits with banks	**1,959.4**	1,683.8
銀行透支	Bank overdrafts	**—**	(0.3)
		1,959.4	1,683.5

26 或然負債 Contingent Liabilities

於六月三十日之或然負債如下： At 30 June, contingent liabilities were as follows:

		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million
就附屬公司所獲得之銀行備用信貸而提供之擔保	Guarantees given to banks to secure banking facilities for subsidiaries	**1,739.0**	1,901.8

27 承擔 Commitments

(甲) 於六月三十日尚未入賬之資本承擔如下： (a) At 30 June, capital commitments not provided for in the accounts were as follows:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
已簽約	Contracted for	**988.7**	942.0
已授權但尚未簽約	Authorised but not contracted for	**1,375.0**	1,045.5
		2,363.7	1,987.5

此外，本集團應佔合營公司之資本承擔如下： In addition, the Group's share of capital commitments of the jointly controlled entities is as follows:

		2004 百萬元 $Million	2003 百萬元 $Million
已簽約	Contracted for	**77.9**	24.6
已授權但尚未簽約	Authorised but not contracted for	**15.6**	105.3
		93.5	129.9

27 承擔(續) Commitments (Continued)

(乙) 本集團根據十年內屆滿之不可撤銷營業租約租用若干物業。若干租約包括參考物業收入而釐定之或然租金。於六月三十日，未來最少應付之租金總額如下：

(b) The Group leases certain properties under non-cancellable operating leases expiring within ten years. Certain leases include contingent rentals calculated with reference to revenue from the properties. At 30 June, total future minimum lease payments were as follow:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
一年內	Within 1 year	**75.9**	75.9
一年後但五年內	After 1 year but within 5 years	**283.1**	294.1
五年後	After 5 years	**239.9**	304.8
		598.9	674.8

28 僱員福利 Employee Benefits

(甲) 退休福利

本集團已為其僱員設立界定供款退休金計劃，該計劃下之資產由受託人掌管及專業基金經理管理之獨立基金所持有，與本集團之資產分開處理。

(a) Retirement benefits

The Group operates a defined contribution provident fund scheme for its employees. The assets of this scheme are held separately from those of the Group, in an independent fund administered by trustees and managed by a professional fund manager.

以港幣為單位　Expressed in Hong Kong dollars

28 僱員福利(續) Employee Benefits (Continued)

(甲) 退休福利(續)

本集團及僱員均按僱員之基本薪金之若干百分比供款，有關百分比按服務年資釐訂。當僱員於可全數獲得其僱主供款前退出該計劃，其遭沒收之僱主供款乃撥入計劃基金之儲備內。受託人可視乎儲備的水平而將股息自基金之儲備撥入基金成員賬戶。本集團可將沒收之供款減少其供款；但年度內本集團並無以此方式削減供款。本集團於年度內之供款總額為二千五百八十萬元(二零零三年：一千五百八十萬元)，而撥入儲備金之沒收供款金額總數為六十萬元(二零零三年：二百八十萬元)。根據本集團之退休福利計劃條款，本集團於年內之供款總額包括為某一董事過去之服務所支付的一千三百七十萬元(二零零三年：無)特別供款。

一項集成信託強制性公積金計劃(「強積金計劃」)已成立，並交由一獨立服務機構營辦。僱主及僱員分別按僱員之每月有關收入(上限為二萬元)之百分之五作出強制性供款。本集團之供款會全數及即時歸屬於僱員之賬戶並列為僱員在計劃內之累算權益。本集團於本年度內作出之強積金供款總額為七十萬元(二零零三年：七十萬元)。

由於本集團之退休金計劃乃一項獲豁免於強積金條例的職業退休計劃(「職業退休計劃」)，職業退休計劃與強積金計劃之成員資格相同，而新僱員可一次性選擇參與職業退休計劃或強積金計劃。

(a) Retirement benefits (Continued)

Contributions are made by both the employer and the employees at a certain percentage of employees' basic salaries, the percentage varying with their length of service. When an employee leaves the scheme prior to his or her interest in the Group's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The Group's contributions may be reduced by the forfeited contributions, but there was no such reduction of the Group's contributions during the year. Total contributions made by the Group for the year amounted to $25.8 million (2003: $15.8 million) and forfeited sums credited to reserves amounted to $0.6 million (2003: $2.8 million). Total contributions made by the Group for the year included a special contribution of $13.7 million (2003: nil) made in respect of a director's past employment in accordance with the provisions of the Group's retirement scheme.

A master trust Mandatory Provident Fund Scheme (the "MPF Scheme") is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. The Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the Group for the year amounted to $0.7 million (2003: $0.7 million).

As the Group's provident fund scheme is an MPF Exempted Occupational Retirement Scheme (the "ORSO Scheme"), eligibility for membership of the ORSO and MPF schemes is identical. New employees are offered a one-off option to join either the ORSO or the MPF scheme.

28 僱員福利(續)

Employee Benefits (Continued)

(甲) 退休福利(續)

本公司在中華人民共和國(「中國」)上海市經營業務之附屬公司,其僱員乃中國當地市政府所營辦之退休福利計劃(「中國退休福利計劃」)之成員。該中國附屬公司所需承擔之唯一責任,乃按僱員之支薪金額之某個百分比,向該計劃作出供款以作為退休福利資金,而中國當地市政府則承擔該等中國附屬公司之所有現職及將來退休之僱員之退休福利責任。該等中國附屬公司於本年度內作出之供款總額為三百二十萬元(二零零三年:三百七十萬元)。

(a) Retirement benefits (Continued)

Staff in the Company's subsidiaries operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiaries is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiaries. Total contribution made by the PRC subsidiaries for the year amounted to $3.2 million (2003: $3.7 million).

(乙) 股份補償福利

本公司

本公司於二零零零年十一月二十四日設立一份股份期權計劃。此計劃授權本公司董事局向被揀選人士(包括集團內任何公司之董事)授予股份期權認購本公司股份。股份期權行使價由董事局於授予股份期權時決定,並必須為股份面值、於授予當日股份之收市價及授予前五個交易日之平均收市價三者中之最高價。股份期權之有效期、行使期及每個股份期權可認購股份之數目均由董事局於授予當日決定。

(b) Equity compensation benefits

The Company

The Company has a share option scheme which was adopted on 24 November 2000, whereby the Board of Directors (the "Board") of the Company are authorised to grant options to selected participants, including directors of any company in the Group, to subscribe for shares of the Company. The exercise price of the options is determined by the Board at the time of grant, and shall be the highest of the nominal value of the shares, the closing price of the shares at the date of grant and the average closing prices of the shares for the five business days immediately preceding the date of grant. The vesting period, the exercisable period and the number of shares subject to each option are determined by the Board at the time of grant.

28 僱員福利(續)

Employee Benefits (Continued)

(乙) 股份補償福利(續)

恒隆地產有限公司

本公司之附屬公司，恒隆地產有限公司(「恒隆地產」)於二零零二年十一月二十二日設立一份股份期權計劃。此計劃授權恒隆地產董事局向被揀選人士(包括恒隆地產集團內任何公司之董事)授予股份期權認購恒隆地產之普通股股份。股份期權行使價由恒隆地產董事局於授予股份期權時決定，並必須為股份面值、於授予當日股份之收市價及授予前五個交易日之平均收市價三者中之最高價。股份期權之有效期、行使期及每個股份期權可認購股份之數目均由恒隆地產董事局於授予當日決定。

(b) Equity compensation benefits (Continued)

Hang Lung Properties Limited

The Company's subsidiary, Hang Lung Properties Limited ("HLP") has a share option scheme which was adopted on 22 November 2002, whereby the Board of HLP are authorised to grant options to selected participants, including directors of any company in the HLP group, to subscribe for ordinary shares of HLP. The exercise price of the options is determined by the Board of HLP at the time of grant, and shall be the highest of the nominal value of the shares, the closing price of the shares at the date of grant and the average closing price of the shares for the 5 business days immediately preceding the date of grant. The vesting period, the exercisable period and the number of shares subject to each option are determined by the Board of HLP at the time of grant.

Expressed in Hong Kong dollars

28 僱員福利(續) Employee Benefits (Continued)

(乙) 股份補償福利(續) (b) Equity compensation benefits (Continued)

年內股份期權之變動如下：

The movements of Share Options during the year are as follows:

	於二零零三年七月一日尚未被行使之股份期權數目 Number of Share Options outstanding on 1 July 2003	年內授出／已被行使(*)之股份期權數目 Number of Share Options granted/exercised(*) during the year	於二零零四年六月三十日尚未被行使之股份期權數目 Number of Share Options outstanding on 30 June 2004	授出日期 Date granted	股份期權之行使期 (附註) Period during which options are exercisable (Note)	行使價 元 Exercise price $	行使股份期權前之加權平均股價 元 Weighted average share price before exercise of options $
本公司 The Company							
董事 Directors	3,750,000	–	3,750,000	二零零零年二月二十四日 24 February 2000	二零零一年二月二十四日至二零一零年二月二十三日 24 February 2001 to 23 February 2010	6.12	–
	1,250,000	–	1,250,000	二零零一年十一月一日 1 November 2001	二零零二年十一月一日至二零一一年十月三十一日 1 November 2002 to 31 October 2011	5.87	–
	–	10,866,000	10,866,000	二零零四年五月二十日 20 May 2004	二零零五年五月二十日至二零一四年五月十九日 20 May 2005 to 19 May 2014	9.45	–
僱員 Employees	5,820,000	(2,823,000)*	2,997,000	二零零零年二月二十四日 24 February 2000	二零零一年二月二十四日至二零一零年二月二十三日 24 February 2001 to 23 February 2010	6.12	9.36
	100,000	–	100,000	二零零零年十二月一日 1 December 2000	二零零一年十一月三十日至二零一零年十一月二十九日 30 November 2001 to 29 November 2010	5.49	–
	150,000	(75,000)*	75,000	二零零一年七月十日 10 July 2001	二零零二年七月十日至二零一一年七月九日 10 July 2002 to 9 July 2011	6.87	10.60
	120,000	–	120,000	二零零一年十二月七日 7 December 2001	二零零二年十二月七日至二零一一年十二月六日 7 December 2002 to 6 December 2011	6.83	–
	–	500,000	500,000	二零零四年五月十二日 12 May 2004	二零零五年五月十二日至二零一四年五月十一日 12 May 2005 to 11 May 2014	10.17	–
	–	3,208,000	3,208,000	二零零四年五月二十日 20 May 2004	二零零五年五月二十日至二零一四年五月十九日 20 May 2005 to 19 May 2014	9.45	–
總數 Total	11,190,000	11,676,000	22,866,000				

以港幣為單位 Expressed in Hong Kong dollars

28 僱員福利（續） Employee Benefits (Continued)

(乙) 股份補償福利（續） (b) Equity compensation benefits (Continued)

	於二零零三年七月一日尚未被行使之股份期權數目 Number of Share Options outstanding on 1 July 2003	年內授出／已被行使(*)之股份期權數目 Number of Share Options granted/ exercised(*) during the year	於二零零四年六月三十日尚未被行使之股份期權數目 Number of Share Options outstanding on 30 June 2004	授出日期 Date granted	股份期權之行使期（附註） Period during which options are exercisable (Note)	行使價 元 Exercise price $	行使股份期權前之加權平均股價 元 Weighted average share price before exercise of options $
恒隆地產有限公司 Hang Lung Properties Limited							
董事 Directors	–	18,694,000	18,694,000	二零零四年五月二十日 20 May 2004	二零零五年五月二十日至二零一四年五月十九日 20 May 2005 to 19 May 2014	9.20	–
僱員 Employees	–	10,867,000	10,867,000	二零零四年五月二十日 20 May 2004	二零零五年五月二十日至二零一四年五月十九日 20 May 2005 to 19 May 2014	9.20	–
總數 Total	–	29,561,000	29,561,000				

股份期權直至行使前均不會在財務報表內確認。年內本公司及恒隆地產授出之股份期權按於授出日期採用「柏力克—舒爾斯」期權定價模式（「該模式」）而估計之每份股份期權之加權平均價值為二元。所採用之加權平均假設如下：

The Share Options granted by the Company and HLP are not recognised in the financial statements until they are exercised. The weighted average value per Share Option granted by both the Company and HLP during the year estimated at the date of grant using the Black-Scholes pricing model ("the Model") were $2. The weighted average assumptions used are as follows:

無風險利率	百分之四	Risk-free interest rate	4%
預期使用年限（年）	六	Expected life (in years)	6
波幅	零點四	Volatility	0.4
預期每股股息	四角	Expected dividend per share	$0.4

該模式乃為估計無限制賦予權及可全部轉讓之交易期權之公平價值而設。由於本公司及恒隆地產之股份期權之某些特點與交易期權之特點明顯不同，該模式未必可就股份期權之公平價值提供可靠之計量。

The Model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Share Options of the Company and HLP have characteristics significantly different from those of traded options, the Model may not necessarily provide a reliable measure of their fair value.

附註： 董事局可酌情把行使期提早但不會延遲。

Note: Subject to change by the Board at its discretion to an earlier but not a later date.

29 關連人士交易 Related Party Transactions

本集團一間合營公司參與地鐵公司東涌站第一期物業發展計劃，本集團持有該合營公司百分之二十權益。於二零零四年六月三十日，本集團已向該合營公司合共墊款十一億零五百三十萬元(二零零三年：十二億零八百三十萬元)。所有墊款均為免息、無抵押及無固定償還期。

The Group has a 20% interest in a jointly controlled entity which participated in the development of Package One of the MTRC Tung Chung Station Development Project. At 30 June 2004, the Group advanced to this jointly controlled entity a total of $1,105.3 million (2003: $1,208.3 million). All advances are interest-free, unsecured and have no fixed settlement dates.

30 資產負債表日後事項 Post Balance Sheet Event

於一九九六年十二月，本集團與一買家訂立一項協議，出售本集團之物業汀蘭居。此協議之完成日期規定為一九九八年六月三十日。但於一九九八年六月三十日，該買家卻終止此協議，並指稱本集團違反此協議，更向本集團追討訂金及賠償。因此，本集團就該買家違反協議而向它提出反訴訟。於二零零四年八月二日，法院就此訴訟裁定本集團勝訴。法院將於隨後舉行之聆訊中，決定本集團應獲得之賠償及訟費金額。於二零零四年六月三十日，汀蘭居為投資物業，而已收之三億二千一百萬元按金則列作已收按金於資產負債表上。

In December 1996, the Group entered into an agreement with a purchaser to sell its property, The Bay Bridge. The date of completion was provided to be 30 June 1998. However, the purchaser terminated the agreement on 30 June 1998 and claimed against the Group for return of the deposit of $321 million and for damages. The Group, in return, counterclaimed against the purchaser for breach of the agreement. On 2 August 2004, the Court ruled in favour of the Group in this litigation. The Court, in subsequent hearings, will determine the level of damages and legal costs to be awarded to the Group. At 30 June 2004, The Bay Bridge is an investment property and downpayment received of $321 million is accounted for as deposits received in the balance sheet.

31 比較數字 Comparative Figures

由於會計政策出現變動，若干比較數字已就此作出調整，詳情載於附註1(卯)。

Certain comparative figures have been re-classified due to the changes in accounting policies, details of which are set out in note 1(n).

32 核准賬項 Approval of Accounts

董事局於二零零四年九月八日核准並許可發出。

The accounts were approved and authorised for issue by the Board of Directors on 8 September 2004.

以港幣為單位 Expressed in Hong Kong dollars

33 主要附屬公司 Principal Subsidiaries

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本（港元） Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Akihiro Company Limited*	2	100	100	物業發展 Property development	香港 Hong Kong
Amoy International Treasury Limited	8	56.7	—	財務 Financial services	英屬維爾京群島 British Virgin Islands
Antonis Limited	10,000	56.7	—	物業租賃 Property leasing	香港 Hong Kong
AP City Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
AP Joy Limited*	2	56.7	—	物業發展 Property development	香港 Hong Kong
AP Properties Limited*	40	48.2	—	物業發展 Property development	香港 Hong Kong
AP Star Limited	2	56.7	—	控股投資 Investment holding	香港 Hong Kong
AP Success Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
AP Universal Limited	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
AP Win Limited	1,000,000	56.7	—	物業租賃 Property leasing	香港 Hong Kong
AP World Limited*	2	56.7	—	物業發展 Property development	香港 Hong Kong
APW Finance Limited*	2	56.7	—	財務 Financial services	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本 (港元) Issued Share Capital (HK$)	集團所佔 權益百分率 % Held by The Group	公司所佔 權益百分率 % Held by The Company	業務 Activity	註冊及 營業地點 Place of Incorporation and Operations
Bayliner Investment Ltd.	8	100	100	控股投資 Investment holding	英屬維爾京群島 British Virgin Islands
Believecity Limited	2	100	—	控股投資及證券買賣 Investment holding & securities trading	香港 Hong Kong
Bonna Estates Company Limited*	1,000,000	56.7	—	物業租賃 Property leasing	香港 Hong Kong
基道企業有限公司 Caddo Enterprises, Limited	4,000,000	56.7	—	物業租賃 Property leasing	香港 Hong Kong
嘉萬拿有限公司 Carmana Limited	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Cititop Limited*	2	56.7	—	物業發展 Property development	香港 Hong Kong
Cokage Limited	2	100	100	控股投資 Investment holding	香港 Hong Kong
港邦發展有限公司* Country Bond Development Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' shares	990	55.3	—		
「B」股 'B' share	1	56.7	—		
港豐企業有限公司* Country First Enterprises Limited*	2	100	—	控股投資 Investment holding	香港 Hong Kong
港興企業有限公司* Country Link Enterprises Limited*	5,000,000	57.7	—	控股投資 Investment holding	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本 (港元) Issued Share Capital (HK$)	集團所佔 權益百分率 % Held by The Group	公司所佔 權益百分率 % Held by The Company	業務 Activity	註冊及 營業地點 Place of Incorporation and Operations
Crest Incorporated	16	100	—	控股投資 Investment holding	英屬維爾京群島 British Virgin Islands
Curicao Company Limited	2	100	—	控股投資 Investment holding	香港 Hong Kong
Dokay Limited	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
怡傑發展有限公司* Ease Smart Development Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' share	1	100	—		
「B」股 'B' share	1	56.7	—		
怡冠企業有限公司* Easegood Enterprises Limited*	2	56.7	—	控股投資 Investment holding	香港 Hong Kong
恒穎投資有限公司* Ever Brilliant Investment Limited*	2	100	100	控股投資 Investment holding	香港 Hong Kong
Folabs Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Fu Yik Company Limited	3	56.7	—	物業租賃 Property leasing	香港 Hong Kong
璧玉有限公司 Gala Ruby Limited	2	56.7	—	控股投資 Investment holding	香港 Hong Kong
恒景置業有限公司 Glory View Properties Limited	2	100	100	物業租賃 Property leasing	香港 Hong Kong
Gowily Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

33 主要附屬公司（續） Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本（港元） Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Grand Centre Limited*	4	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Grand Hotel Group Limited*	10,200	56.7	—	服務式住宅經營及管理 Apartment operating & management	香港 Hong Kong
格蘭酒店集團有限公司* Grand Hotel Holdings Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' shares	62,163,123	56.7	—		
「B」股 'B' shares	6,000,000	56.7	—		
恒宜發展有限公司* Great Cheer Development Limited*	2	100	100	物業發展 Property development	香港 Hong Kong
Hang Chui Company Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Hang Far Company Limited	2	56.7	—	控股投資 Investment holding	香港 Hong Kong
恒快有限公司* Hang Fine Company Limited*	200	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Hang Kwok Company Limited	10,000	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Hang Lick Company Limited	10,000	56.7	—	物業租賃 Property leasing	香港 Hong Kong
恒隆（行政）有限公司* Hang Lung (Administration) Limited*	10,000	56.7	—	管理服務 Management services	香港 Hong Kong
恒隆（中國）有限公司* Hang Lung (China) Limited*	2	100	100	控股投資 Investment holding	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本 (港元) Issued Share Capital (HK$)	集團所佔 權益百分率 % Held by The Group	公司所佔 權益百分率 % Held by The Company	業務 Activity	註冊及 營業地點 Place of Incorporation and Operations
恒隆財務管理有限公司* Hang Lung Financial Services Limited*	2	100	100	財務 Financial services	香港 Hong Kong
Hang Lung Park-In Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
恒隆工程策劃有限公司 Hang Lung Project Management Limited	10,000	56.7	—	物業發展策劃及管理 Project management	香港 Hong Kong
恒隆地產有限公司* Hang Lung Properties Limited*				控股投資 Investment holding	香港 Hong Kong
普通股 Ordinary shares	3,299,900,770	56.7	—		
可換股累積優先股 Convertible cumulative preference shares	563,625,000	—	—		
恒隆物業管理有限公司 Hang Lung Property Management Limited	100,000	56.7	—	物業管理 Property management	香港 Hong Kong
恒隆地產代理有限公司 Hang Lung Real Estate Agency Limited	2	56.7	—	物業代理 Property agencies	香港 Hong Kong
恒隆(秘書服務)有限公司* Hang Lung (Secretaries) Limited*	2	56.7	—	秘書服務 Secretarial services	香港 Hong Kong
恒隆(上海)地產發展有限公司* Hang Lung (Shanghai) Properties Limited*	2	100	—	管理服務 Management services	香港 Hong Kong
恒隆集團融資有限公司* Hang Lung Treasury Limited*	2	100	100	財務 Financial services	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本(港元) Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
恒城財務有限公司 Hanson Mortgage Limited	2	100	100	財務 Financial services	香港 Hong Kong
Hantak Limited*	2	100	100	控股投資 Investment holding	香港 Hong Kong
Hebo Limited*	2	100	100	物業發展 Property development	香港 Hong Kong
HL Enterprises Limited	2	100	100	控股投資 Investment holding	香港 Hong Kong
恒隆按揭(恒豐園)有限公司 HL Mortgage (HTG) Limited	2	100	100	財務 Financial services	香港 Hong Kong
恒隆按揭(名逸居)有限公司 HL Mortgage (NH) Limited	2	100	100	財務 Financial services	香港 Hong Kong
恒隆按揭(景峰豪庭)有限公司 HL Mortgage (NP) Limited	2	100	100	財務 Financial services	香港 Hong Kong
恒隆地產(中國)有限公司* HLP (China) Limited*	2	56.7	—	控股投資 Investment holding	香港 Hong Kong
HLP International Treasury Limited*	8	56.7	—	財務 Financial services	英屬維爾京群島 British Virgin Islands
恒隆地產融資有限公司* HLP Treasury Limited*	2	56.7	—	財務 Financial services	香港 Hong Kong
HLP Treasury Services Limited	2	56.7	—	控股投資 Investment holding	香港 Hong Kong
Hoi Sang Limited	2	56.7	—	控股投資 Investment holding	香港 Hong Kong

以港幣為單位　Expressed in Hong Kong dollars

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零四年六月三十日　At 30 June 2004

公司 Company	已發行股本(港元) Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Kindstock Limited	2	100	—	控股投資 Investment holding	香港 Hong Kong
隆卓有限公司 Land Venture Limited	2	100	—	物業發展 Property development	香港 Hong Kong
樂古有限公司 Lockoo Limited	1,000,002	56.7	—	物業租賃 Property leasing	香港 Hong Kong
運生投資有限公司* Luckyson Investments Limited*	10,000	100	—	物業發展 Property development	香港 Hong Kong
隆新按揭(帝欣苑)有限公司 Lungsun Mortgage (PV) Limited	20	89.7	—	財務 Financial services	香港 Hong Kong
Mansita Limited	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
敏新有限公司 Merrysun Limited	2	100	—	控股投資 Investment holding	香港 Hong Kong
Modalton Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Monafat Limited	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
力奧有限公司* Nikco Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
海麗投資有限公司 Ocean Time Investments Limited	10,000	100	—	物業租賃 Property leasing	香港 Hong Kong
Ottringham Limited	20	56.7	—	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本(港元) Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Palex Limited	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Paradot Limited	2	100	100	物業發展 Property development	香港 Hong Kong
Pocaliton Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Promax Limited*	2	89.7	—	物業發展 Property development	香港 Hong Kong
恒旺有限公司* Prosperland Housing Limited*	1,560,000	100	100	控股投資 Investment holding	香港 Hong Kong
Purotat Limited	2	100	100	控股投資 Investment holding	香港 Hong Kong
Rago Star Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Rioloy Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Ronhero Limited	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Scotat Limited*	2	89.7	—	控股投資 Investment holding	香港 Hong Kong
敦汶置業有限公司* Stanman Properties Limited*	20	100	100	物業發展 Property development	香港 Hong Kong
Stooket Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本(港元) Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Style Giant Limited*	2	89.7	—	物業發展 Property development	香港 Hong Kong
恒豪發展有限公司 Success Cosmos Development Limited	2	100	100	物業發展 Property development	香港 Hong Kong
Tegraton Limited*	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Topnic Limited*	2	100	100	物業租賃 Property leasing	香港 Hong Kong
Velan Limited*	2	100	100	物業發展 Property development	香港 Hong Kong
偉聯置業有限公司 Wai Luen Investment Company, Limited	100,000	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Wililoy Limited	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
Yangli Limited	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong
愉快置業有限公司 Yee Fly Investment Limited	1,000	100	100	控股投資及證券買賣 Investment holding & securities trading	香港 Hong Kong
Zarat Limited	2	56.7	—	物業租賃 Property leasing	香港 Hong Kong

33 主要附屬公司（續） Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

中華人民共和國中外合資企業 Equity Joint Venture in The People's Republic of China	註冊資本（美元） Registered Capital (US$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
上海恒邦房地產開發有限公司* Shanghai Hang Bond Property Development Co., Ltd.*	167,004,736	54.8	—	物業發展及租賃 Property development & leasing	中華人民共和國 The People's Republic of China
上海恒城房地產有限公司* Shanghai Heng Cheng Real Estate Development Co., Ltd.*	17,766,000	70	—	物業發展 Property development	中華人民共和國 The People's Republic of China
上海港匯房地產開發有限公司* Shanghai Kong Hui Property Development Co., Ltd.*	165,000,000	52.0	—	物業發展及租賃 Property development & leasing	中華人民共和國 The People's Republic of China

* 經畢馬威會計師事務所審核

* Audited by KPMG

上表列出董事局認為對本集團之溢利及資產有重大影響之主要附屬公司。

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

以港幣為單位 Expressed in Hong Kong dollars

34 主要合營公司 Principal Jointly Controlled Entities

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本 (港元) Issued Share Capital (HK$)	集團所佔 權益百分率 % Held by The Group	公司所佔 權益百分率 % Held by The Company	業務 Activity	註冊及 營業地點 Place of Incorporation and Operations
日威發展有限公司 Daily Win Development Limited	400	25	—	物業租賃 Property leasing	香港 Hong Kong
恒興按揭(大興)有限公司 Hang Hing Mortgage (TH) Limited	2	50	—	財務 Financial services	香港 Hong Kong
恒隆白洋舍乾洗有限公司 Hang Lung-Hakuyosha Dry Cleaning Limited	519,000	50	—	洗衣及乾洗服務 Dry and laundry cleaning	香港 Hong Kong
Newfoundworld Finance Limited	100,000	20	—	財務 Financial services	香港 Hong Kong
Newfoundworld Holdings Limited	2,000,000	20	—	控股投資 Investment holding	香港 Hong Kong
Newfoundworld Limited	2,000,000	20	—	物業發展 Property development	香港 Hong Kong
Pure Jade Limited	1,000	20	—	物業發展 Property development	香港 Hong Kong
星際發展有限公司 Star Play Development Limited	3	18.9	—	物業租賃 Property leasing	香港 Hong Kong

上列公司並非經畢馬威會計師事務所審核。

The above companies are not audited by KPMG.

上表列出董事局認為對本集團之溢利及資產有重大影響之主要合營公司。

The above list gives the principal jointly controlled entities of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

股東資料
Shareholder Information

按股東持股量之分析
Analysis of Share Ownership by Holding Range

於二零零四年六月三十日
At 30 June 2004

		股東* Shareholders* 人數 No.	股東* Shareholders* 百分率 %	持股量* Shareholdings* 股份數目（千） No. of Shares ('000)	持股量* Shareholdings* 百分率 %
■ 1 - 5,000 股	1 - 5,000 shares	2,064	51.5	5,086	0.4
□ 5,001 - 10,000 股	5,001 - 10,000 shares	785	19.6	6,746	0.5
▩ 10,001 - 100,000 股	10,001 - 100,000 shares	1,053	26.3	29,819	2.3
■ 100,001 - 1,000,000 股	100,001 - 1,000,000 shares	87	2.2	21,571	1.6
□ 1,000,001 - 50,000,000 股	1,000,001 - 50,000,000 shares	11	0.3	119,774	9.0
□ 50,000,000 股以上	Over 50,000,000 shares	4	0.1	1,144,534	86.2
		4,004	100.0	1,327,530	100.0

* *包括四百三十二名參與中央結算及交收系統（中央結算系統）之人士，彼等在所屬之持股量組別內，以香港中央結算代理人有限公司名義登記持有合共六億五千七百六十三萬九千零四十四股。*

* *incorporating, in their respective shareholdings range, 432 participants of Central Clearing and Settlement System (CCASS) holding a total of 657,639,044 shares registered in the name of HKSCC Nominees Limited.*

股東
Shareholders



26.3%
0.1%
0.3%
2.2%
19.6%
51.5%

持股量
Shareholdings



86.2%
1.6%
0.5%
0.4%
2.3%
9.0%

財務日誌
Financial Calendar

公布中期業績 Interim Results announced	二零零四年二月十八日 18 February 2004
已派發中期股息 Interim Dividend paid	二零零四年四月二十三日 23 April 2004
公布全年業績 Annual Results announced	二零零四年九月八日 8 September 2004
截止辦理股份過戶 Latest time to lodge transfer	二零零四年十一月五日四時正 4:00 p.m. on 5 November 2004
暫停辦理股份過戶登記 *(就末期股息而言)* Share Register closed *(for final dividend)*	二零零四年十一月八日至十一月十日 *(首尾兩天包括在內)* 8 November to 10 November 2004 *(both days inclusive)*
股東週年大會 *(細節請參閱本年報附上之股東週年大會通告)* Annual General Meeting *(Details are set out in the Notice of Annual General Meeting accompanying this Annual Report)*	二零零四年十一月二十三日上午十時三十分 假座註冊辦事處 10:30 a.m. on 23 November 2004 at Registered Office
建議派發末期股息 Proposed Final Dividend payable	二零零四年十一月二十六日 26 November 2004

上市資料
Listing Information

於二零零四年六月三十日 At 30 June 2004

1,327,530,242 股每股面值港幣1.00元之股份在香港聯合交易所有限公司上市

1,327,530,242 shares of HK$1.00 each listed on The Stock Exchange of Hong Kong Limited

股份代號 **Stock Code**

香港聯合交易所	Hong Kong Stock Exchange	0010
路透社	Reuters	0010.HK
彭博	Bloomberg	10HK

每手買賣單位（股份） **Board Lot Size (Share)** 1,000

美國預託證券 **American Depositary Receipt**
第一級保薦（櫃台交易） Sponsored Level-I (Over the Counter)

證券識別統一號碼／票據代號	CUSIP Number / Ticker Symbol	41043E102 / HNLGY
預託證券對股份之比率	ADR:Underlying Share Ratio	1:5
存託銀行	Depositary Bank	紐約銀行 The Bank of New York (http://www.adrbny.com)

股票過戶及登記處 **Share Registrars**

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
電話：2862 8628
傳真：2529 6087

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Telephone : 2862 8628
Fax : 2529 6087

投資者關係聯絡 **Investor Relations Contact**

吳士元
執行董事
電郵地址：ir@hanglung.com

Terry Ng
Executive Director
Email address : ir@hanglung.com

股份資料 **Share Information**

	股價 Price			股價 Price		
	最高 High	最低 Low	總成交額 Total Trading Volume	最高 High	最低 Low	總成交額 Total Trading Volume
	港幣 HK$	港幣 HK$	股份數目 No. of Shares	港幣 HK$	港幣 HK$	股份數目 No. of Shares
			2003			2002
第三季 Third quarter	9.30	6.55	149,336,000	7.70	6.45	90,368,000
第四季 Fourth quarter	10.35	9.15	124,021,000	7.30	6.30	110,607,000
			2004			2003
第一季 First quarter	13.05	9.85	165,829,000	6.85	6.40	46,842,000
第二季 Second quarter	12.30	9.05	89,520,000	6.70	5.75	78,738,000

於二零零三年六月三十日之股價：港幣6.35元
Share Price as at 30 June 2003: HK$6.35

於二零零四年六月三十日之股價：港幣10.50元
Share Price as at 30 June 2004: HK$10.50